   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1999


                                                      REGISTRATION NO. 333-88827
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CALIPER TECHNOLOGIES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3826                            33-0675808
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)                  NUMBER)

                            ------------------------

                              605 FAIRCHILD DRIVE

                          MOUNTAIN VIEW, CA 94043-2234
                                 (650) 623-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             DANIEL L. KISNER, M.D.

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              605 FAIRCHILD DRIVE
                          MOUNTAIN VIEW, CA 94043-2234
                                 (650) 623-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               ROBERT L. JONES, ESQ.                             JONATHAN L. KRAVETZ, ESQ.
               BRETT D. WHITE, ESQ.                             MINTZ, LEVIN, COHN, FERRIS,
                COOLEY GODWARD LLP                                GLOVSKY AND POPEO, P.C.
               FIVE PALO ALTO SQUARE                               ONE FINANCIAL CENTER
                3000 EL CAMINO REAL                                  BOSTON, MA 02111
             PALO ALTO, CA 94306-2155                                 (617) 542-6000
                  (650) 843-5000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                                 PROPOSED MAXIMUM
                                        AMOUNT TO BE       PROPOSED MAXIMUM          AGGREGATE            AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED   REGISTERED(1)      PRICE PER SHARE(2)     OFFERING PRICE(2)   REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value......     5,175,000              $15.00              $77,625,000            $21,363
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------



(1) Includes 675,000 shares subject to the underwriters' over-allotment option.


(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.


(3) $17,264 of this fee was previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 14, 1999



                                4,500,000 Shares


                         Caliper TechnologiesCorp.Logo

                                  Common Stock

                               ------------------


     Caliper Technologies Corp. is selling shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $13.00 and $15.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CLPR."



     The underwriters have an option to purchase a maximum of 675,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                                UNDERWRITING
                                                            PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                                             PUBLIC              COMMISSIONS             CALIPER
                                                       -------------------   -------------------   -------------------
Per Share............................................  $                     $                     $
Total................................................  $                     $                     $

     Delivery of the shares of common stock will be made on or about           ,
1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                                CIBC WORLD MARKETS
                                                   HAMBRECHT & QUIST
             The date of this prospectus is                , 1999.

                           [DESCRIPTION OF GRAPHICS]

Captions

Headline:      CALIPER'S LABCHIP SYSTEMS

               PUTTING THE LAB ON A CHIP

Illustration:  This illustration, centered on the page, depicts Caliper's
               LabChip technology by showing how laboratory experimental functions, processes and equipment can be miniaturized, integrated and automated and put on a microfluidic chip. In the top half of the illustration, a cross-section of a laboratory environment is pictured in which five researchers at various lab stations are shown carrying out various steps of experiments manually, using various pieces of equipment. The various processes and pieces of equipment they are using are identified with a number in a color dot that corresponds to the legend and captions on the page. Below the illustration of the lab is an illustration of a LabChip. The activities of the researchers that are carried out on the chip are identified with connecting lines to the area on the chip where they take place. The dimensions of the chip are also described.

               Caption:

               Researchers typically conduct experiments by performing a series of steps requiring multiple pieces of equipment and significant manual handling. In our LabChip systems, these functions can be performed on a single chip.

Caption for side of chip:  Actual size ~ 1"


Legend:

Red dot#1      Test tubes, beakers and other glassware are replaced by
               microscopic channels in the chip.

Lime dot#2     The chip measures and dispenses fluids, performing the functions of manual liquid measuring instruments and robotic workstations.

Yellow dot#3   Chemicals are mixed as they move through the channels, allowing reactions to take place.

Purple dot#4   Like an incubator, the LabChip system controls temperature and reaction time.

Orange dot#5   The chip replaces the manual work of moving samples from one lab station to another.

Blue dot#6     Like chemical analysis equipment, the chip can separate molecules from each other.

Green dot#7    The results of the experiment are automatically detected and displayed.

Fold-Out P.2


Inside Front Cover

The series of four photographs on the right side of the page shows actual elements of Caliper's personal laboratory system, based on the Agilent 2100 Bioanalyzer. The first image shows a LabChip device with wells and channels. The second image shows one of the first chips that Caliper and its commercialization partner, Agilent, are commercializing. The third image shows the chip inside the Agilent 2100 Bioanalyzer with the top of the Agilent 2100 Bioanalyzer open. The fourth image shows the entire Agilent 2100 Bioanalyzer system, including chips, reagents, the chip instrument and a personal computer, monitor, keyboard and printer.

Top Caption:         We have developed two types of LabChip systems. Our first
                     personal laboratory system, the Agilent 2100 Bioanalyzer, is designed to enhance individual researcher productivity. Our high throughput system, which rapidly conducts experiments using different chemicals in each experiment, is designed for use by centralized laboratories that produce large amounts of data.

Headline             Personal Laboratory System

Captions:

Magnified chip:      Each chip contains a network of microchannels through which chemicals are moved to perform experiments.

Actual Agilent       A menu of LabChip kits is being developed for a wide
2100 chip:           range of routine laboratory experiments.

Chip in Agilent      The chip is placed in an instrument that controls the
2100:                movement of chemicals and detects the results of the
                     experiment.

Full System:         The Agilent 2100 Bioanalyzer is currently being marketed
                     and sold by Agilent Technologies, a subsidiary of Hewlett-Packard.

Fold-out P.3

This series of photographs shows actual elements of Caliper's high throughput system. The first image shows two Sipper chips in the palm of a hand. One chip has a single capillary or sipper, the other has 4 capillaries. The second image is a close-up photograph of the capillary of the Sipper chip poised over a 96-well plate. It is just about to draw a one nanoliter sample from one of the wells. The third image shows the assay development station that Caliper provides to customers. The fourth image shows the current high throughput system that Caliper's technology access program customers are using for drug screening.

Top Caption: Same as above; text will apply to both pages

Headline:    High Throughput System

Captions:

Hand with Sipper chips: Sipper chips are the core of our high throughput systems. They have a short glass tube which draws minute samples into the chip.

Close-up of sipper:     The Sipper chip can access chemical samples from
                        standard laboratory storage systems.

Development station:    Our development systems enable our pharmaceutical
                        company customers to modify experimental conditions in ways that suit their needs.

Full System:            Our first high throughput system combines the Sipper
                        chip with automated sample handling to perform thousands of experiments per day.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   15
USE OF PROCEEDS.......................   16
DIVIDEND POLICY.......................   16
CAPITALIZATION........................   17
DILUTION..............................   18
SELECTED FINANCIAL DATA...............   19
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   20
BUSINESS..............................   27



                                        PAGE
                                        ----
MANAGEMENT............................   44
TRANSACTIONS WITH EXECUTIVE OFFICERS,
  DIRECTORS AND FIVE PERCENT
  STOCKHOLDERS........................   55
PRINCIPAL STOCKHOLDERS................   57
DESCRIPTION OF CAPITAL STOCK..........   60
SHARES ELIGIBLE FOR FUTURE SALE.......   63
UNDERWRITING..........................   64
NOTICE TO CANADIAN RESIDENTS..........   66
LEGAL MATTERS.........................   67
EXPERTS...............................   67
WHERE YOU CAN FIND MORE INFORMATION...   67
INDEX TO FINANCIAL STATEMENTS.........  F-1


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL           , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                                    CALIPER

     We are a leader in lab-on-a-chip technologies, which enable experiments that ordinarily require laboratories full of equipment and people to be conducted on a chip small enough to fit in the palm of a child's hand. Each chip contains a network of microscopic channels through which fluids and chemicals are manipulated in order to perform experiments. We believe our LabChip systems have the potential to revolutionize experimentation in a wide range of industries by enabling individuals and organizations to perform laboratory experiments at a speed, cost and scale previously unattainable.

     We believe that we are the first company to sell and deliver lab-on-a-chip products to customers. During 1999, we introduced our first two LabChip systems:

     - Personal Laboratory System. In collaboration with Hewlett-Packard, we launched the Agilent 2100 Bioanalyzer system, our first personal laboratory system for use by individual laboratory researchers. Hewlett-Packard is transferring our collaboration to its subsidiary, Agilent Technologies.

     - High Throughput System. High throughput systems rapidly conduct experiments using different chemicals in each experiment. Under our technology access program, we have sold and delivered initial versions of our high throughput systems for drug screening to Amgen and Hoffmann-La Roche, and have contracted to deliver a high throughput system to Eli Lilly.

     We develop, manufacture and sell our proprietary LabChip systems to pharmaceutical and other companies. The pharmaceutical, agriculture, clinical diagnostics and chemical industries rely on laboratory experimentation to obtain important information that can be used to discover and develop new products. These companies, however, still rely on manual, multi-step experiments that use tools such as test tubes, beakers and large pieces of equipment that utilize decades-old technology. These tools and processes are expensive and labor-intensive, rendering them inadequate to handle these companies' accelerating needs for greater research and development productivity.

     We believe that our LabChip systems represent a revolutionary advance in laboratory experimentation. Our LabChip systems have the potential to expand the capabilities and improve the productivity of individual researchers and, on an institutional level, enable pharmaceutical companies to perform the massive scale experimentation they need to advance the drug discovery process. As a result, our LabChip technology has the potential to reduce the time it takes to discover and commercialize new drugs.

     Our LabChip systems miniaturize, integrate and automate experimentation to an unprecedented degree. Because we have great flexibility in channel design and can exert split-second computer control over fluid flow, we have the ability to create chips for a multitude of experiments, or applications. We believe the key benefits of our LabChip systems are:

     - High Speed. Our LabChip systems accelerate experiments as much as 10-fold or more, depending on the application.

     - Reduced Reagent and Labor Cost. Our LabChip systems use only a small fraction of the normal amount of expensive reagents, as little as 1/100,000th in some cases, and also reduce labor involved in each experiment.

     - Expanded Individual Researcher Capability. Because our LabChip systems can collapse a multi-step, complex experiment into one step, individual researchers can perform experiments previously outside their areas of expertise.

     - Improved Data Accuracy. Our LabChip systems generally produce more accurate and consistent data by reducing human error and the variability caused by the use of multiple instruments.

     - Improved Enterprise-Wide Productivity. We believe our LabChip systems can improve data quality to the point where researchers can rely on data generated outside their laboratory or organization, thereby improving enterprise-wide productivity.

     Our objective is to be the leading lab-on-a-chip company. Key elements of our strategy to achieve this objective are as follows:

     - Focus on the pharmaceutical industry first

     - Rapidly build our installed customer base

     - Leverage our installed customer base by expanding the menu of chip applications

     - Generate recurring revenue from high-value chips

     - Build a substantial intellectual property estate

     - Maintain leadership in chip technology and manufacturing

     - Opportunistically penetrate new industries

     We have applied for registration of the following trademarks: Caliper, the Caliper logo, LabChip, the LabChip logo, and LibraryCard. Sipper is a trademark of Caliper. This prospectus also includes trademarks of companies other than Caliper.

     Caliper was incorporated in Delaware on July 26, 1995. Our principal offices and manufacturing facilities are located at 605 Fairchild Drive, Mountain View, California 94043-2234, and our telephone number is (650) 623-0700. Our website is located at http://www.calipertech.com. Information contained on our website is not a part of this prospectus.

                                  THE OFFERING


Common stock offered....................................  4,500,000 shares
Common stock to be outstanding after the offering.......  20,304,501 shares
Use of proceeds.........................................  For general corporate purposes, including capital expenditures, manufacturing
                                                          scale-up, product development and technology
                                                          research. See "Use of Proceeds."
Nasdaq National Market symbol...........................  CLPR


     The number of shares to be outstanding after this offering is based on the number of shares outstanding on September 30, 1999 and excludes:

     - 1,669,891 shares that may be issued upon exercise of options outstanding as of September 30, 1999 at a weighted average exercise price of $0.82 per share


     - 2,008,211 additional shares that we could issue under our stock option plans, of which options to purchase 740,048 shares of common stock were granted from October 1999 to December 13, 1999 at a weighted average exercise price of $5.44 per share


     - 300,000 shares that we could issue under our employee stock purchase plan

     - 74,503 shares that may be issued upon exercise of warrants outstanding as of September 30, 1999 at a weighted average exercise price of $1.22 per share

     - 38,460 shares that may be issued at an exercise price of $1.22 per share upon exercise of warrants that will be issued if a patent milestone is met

                      ASSUMPTIONS USED IN THIS PROSPECTUS

     Unless otherwise indicated, information in this prospectus assumes the following:

     - the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering


     - a 1-for-1.56 reverse stock split that has been completed


     - the filing of our amended and restated certificate of incorporation immediately following the closing of this offering

     - no exercise of the underwriters' over-allotment option

     We entered into a collaboration agreement with Hewlett-Packard in May 1998 under which Hewlett-Packard agreed to manufacture, market and distribute some of our products, as we further describe in this prospectus. Hewlett-Packard is transferring our collaboration to its subsidiary, Agilent Technologies. Where we refer to Agilent in this prospectus, we are referring to Hewlett-Packard prior to the transfer of this collaboration and Agilent following the transfer of this collaboration.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         PERIOD FROM
                                          INCEPTION
                                       (JULY 26, 1995)                                 NINE MONTHS ENDED
                                           THROUGH         YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                        DECEMBER 31,     ---------------------------   -----------------
                                            1995          1996      1997      1998      1998      1999
                                       ---------------   -------   -------   -------   -------   -------
                                         (UNAUDITED)                                      (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenue..............................      $   --        $   132   $ 2,266   $ 8,155   $ 4,425   $ 8,859
Costs and expenses...................         534          4,952     9,678    12,516     9,228    17,786
Operating loss.......................        (534)        (4,820)   (7,412)   (4,361)   (4,803)   (8,927)
Net loss.............................        (536)        (4,710)   (6,281)   (2,975)   (3,745)   (8,126)
Accretion on redeemable convertible
  preferred stock....................          --           (262)   (1,470)   (2,174)   (1,587)   (1,822)
Net loss attributable to common
  stockholders.......................      $ (536)       $(4,972)  $(7,751)  $(5,149)  $(5,332)  $(9,948)
Net loss per common share, basic and
  diluted............................      $(1.71)       $ (3.90)  $ (4.38)  $ (2.39)  $ (2.54)  $ (3.71)
Shares used in computing net loss per
  common share, basic and diluted....         313          1,274     1,768     2,157     2,099     2,684
Pro forma net loss per share, basic
  and diluted (unaudited)............                                        $ (0.21)            $ (0.53)
Shares used in computing pro forma
  net loss per share, basic and
  diluted (unaudited)................                                         14,347              15,217


                                                                SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 27,820      $85,460
Working capital.............................................    23,278       80,918
Total assets................................................    34,658       92,298
Long-term obligations, less current portion.................     3,483        3,483
Redeemable convertible preferred stock......................    50,538           --
Total stockholders' equity (deficit)........................   (25,262)      82,916


     The increase in net loss attributable to common stockholders due to accretion on redeemable convertible preferred stock will not occur after this offering because all of the outstanding preferred stock will be converted to common stock at the closing of the offering.

     See Note 1 of notes to our financial statements for an explanation of the determination of the number of shares used in computing per share data.


     The as adjusted balance sheet data reflects the receipt and application of the net proceeds from the sale of the 4,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share after deducting underwriting discounts and commissions and estimated offering expenses and the conversion of all outstanding preferred stock into common stock. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

OUR LABCHIP SYSTEMS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD CAUSE OUR REVENUE TO DECLINE.

     Our technologies are still in the early stages of development, and our LabChip systems incorporating these technologies have only recently been made commercially available. If our LabChip systems do not gain market acceptance, we will be unable to generate sales and our revenue will decline. The commercial success of our LabChip systems will depend upon market acceptance of the merits of our LabChip systems by pharmaceutical and biotechnology companies, academic research centers and other companies that rely upon laboratory experimentation. We have not yet demonstrated these benefits. Market acceptance will depend on many factors, including:

     - our ability to demonstrate the advantages and potential economic value of our LabChip systems over alternative well-established technologies and products

     - the extent of Agilent's efforts to market the Agilent 2100 Bioanalyzer

     - our ability to market our high throughput systems through our technology access program

     Because the products comprising our LabChip systems have been in operation for a limited period of time, their accuracy, reliability, ease of use and commercial value have not been fully established. If the initial Agilent 2100 Bioanalyzer customers or our initial technology access program customers do not approve of our initial LabChip systems because these systems fail to generate the quantities and quality of data they expect, are too difficult or costly to use, or are otherwise deficient, market acceptance of these LabChip systems would suffer and we may not be able to generate further sales. We cannot assure you that these customers' efforts to put our LabChip systems into use will continue or will be expeditious or effective. Potential customers for our high throughput systems may also wait for indications from our three initial technology access program customers that our high throughput systems work effectively and generate substantial benefits. Further, non-acceptance by the market of our initial LabChip systems could undermine not only those systems but subsequent LabChip systems as well.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

     We have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses for at least the next two years, primarily as a result of expected increases in expenses for manufacturing capabilities, research and product development costs and general and administrative costs. We may never achieve profitability. For example, we experienced net losses of approximately $6.3 million in 1997, $3.0 million in 1998 and $8.1 million in the first nine months of 1999. As of September 30, 1999, we had an accumulated deficit of approximately $28.4 million, which includes $5.7 million of accretion on redeemable convertible preferred stock. Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. These costs have exceeded our revenue and interest income which, to date, have been generated principally from collaborative research and development agreements, technology access fees, cash and investment balances and, to a lesser extent, product sales and government grants.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

     Our quarterly operating results have fluctuated significantly in the past and we expect they will fluctuate in the future as a result of many factors, some of which are outside of our control. For example, our revenues have varied dramatically as a result of the timing of fees obtained under our technology access program, as these fees are comparatively large and are recognized unevenly over time. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

     If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed. In particular, research and development and general and administrative expenses are not affected directly by variations in revenue.

WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH ACLARA BIOSCIENCES THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.

     Our suit against Aclara is costly to litigate and if we are not successful then we will not recover these costs. We have filed a suit against Aclara Biosciences, Inc. and our former patent counsel alleging that they misappropriated our trade secrets, and that our former patent counsel breached their duties to us as our attorneys. We may not be successful in our lawsuit against them, in which case we will have incurred substantial litigation costs that we will not recover.

     If we lose Aclara's suit against us it will hurt our competitive position, may be costly to us and may prevent us from selling our products. In addition, subsequent to the filing of our suit, Aclara sued us claiming we are infringing one of its patents with our LabChip systems that use electrical charges to move fluids and chemicals through the channels of the chip. If we lose this case, we will need to obtain from Aclara a license to this technology in order to continue to market our products that have been found to infringe Aclara's patent, which may include all products currently marketed by Agilent. This license could be expensive, or could require us to license to Aclara some of our technology which would result in a partial loss of our competitive advantage in the marketplace, each of which could seriously harm our ability to conduct our business, and hurt our financial condition and results of operations. We believe that we have meritorious defenses in this action. However, litigation is unpredictable and we may not prevail with any of these defenses. If Aclara is successful in its suit against us and is unwilling to grant us a license, we will be required to stop selling our products that are found to infringe Aclara's patent unless we can redesign them so they do not infringe Aclara's patent, which we may be unable to do. In addition, if we lose the patent suit, we could be required to pay Aclara damages, including treble damages, which could be substantial and seriously harm our financial position.

     This litigation will be expensive to us, may be protracted and our confidential information may be compromised. Whether or not we are successful in these lawsuits, we expect this litigation to consume substantial amounts of our financial and managerial resources. At any time Aclara may file additional claims against Caliper, or we may file additional claims against Aclara, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure. For more information on our litigation with Aclara, see "Business -- Legal Proceedings."

PUBLIC ANNOUNCEMENTS OF LITIGATION EVENTS WITH ACLARA BIOSCIENCES MAY HURT OUR STOCK PRICE.

     During the course of our lawsuits with Aclara there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

IF AGILENT DETERMINES THAT WE MAY BE VIOLATING A THIRD-PARTY PATENT, IT MAY TERMINATE SALES OF THE AGILENT 2100 BIOANALYZER, WHICH WILL DECREASE OUR REVENUE.

     Under our collaboration agreement with Agilent, Agilent may elect at any time to stop developing, manufacturing or distributing any product that it reasonably determines, on the advice of counsel, poses a substantial risk of infringing a third-party patent. For example, if we lose the Aclara litigation, or if any adverse developments occur during the course of this litigation, or if any other third-party claims that we are violating their patent, then Agilent may terminate marketing and selling of the Agilent 2100 Bioanalyzer system, which Agilent began marketing and selling in September 1999, which will decrease our future revenue.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO ENGAGE IN COSTLY LITIGATION AND, IF WE ARE NOT SUCCESSFUL, COULD ALSO CAUSE US TO PAY SUBSTANTIAL DAMAGES AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     Third parties may assert infringement or other intellectual property claims against us, such as in the Aclara litigation described above and under "Business-Legal Proceedings." We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns. We are aware of third-party patents that may relate to our technology or potential products. We have also been notified that third parties have attempted to provoke an interference with one issued U.S. patent that we have exclusively licensed to determine the priority of inventions. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our stock price to decline.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, MAY CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. They would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke these third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, it could cause our stock to decline.

THE RIGHTS WE RELY UPON TO PROTECT OUR INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies. For further information on our intellectual property and the difficulties in protecting it, see "Business -- Intellectual Property."

IF WE DO NOT SUCCESSFULLY INTRODUCE NEW PRODUCTS AND EXPAND THE RANGE OF APPLICATIONS FOR OUR LABCHIP SYSTEMS, WE MAY EXPERIENCE A DECLINE IN REVENUE OR SLOW REVENUE GROWTH AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     We intend to develop LabChip systems with increasingly high throughput capabilities and develop a broad range of applications for our LabChip technology. If we are unable to do so, our LabChip systems may not become widely used and we may experience a decline in revenue or slow revenue growth and may not achieve or maintain profitability.

     In order for our high throughput systems to achieve the levels of throughput necessary to meet customers' demands, we need to develop and manufacture Sipper chips with more than one capillary, which we may not be able to do. Our current high throughput systems operate with Sipper chips with only one capillary, a small glass tube used to draw compounds into the chip. In order to achieve the levels of throughput that our customers desire, we will need to develop a LabChip system accommodating multiple capillaries, which we may not be able to do. If we cannot cost-effectively deliver chips with multiple capillaries, we may not be able to attract new customers to purchase our high throughput systems, which would seriously harm our future prospects. Further, our existing technology access program customers may decide not to renew their annual access subscriptions, which would seriously reduce our revenue.

     We must develop new applications for existing LabChip instruments, which we may not be able to do. The Agilent 2100 Bioanalyzer uses LabChip kits that we specifically design for each application. We currently have LabChip kits commercially available for only three applications relating to DNA and RNA sizing and quantification. DNA and RNA are commonly used acronyms for chemicals that contain, or transmit, genetic information in living things. We currently are developing LabChip kits for other applications. If we are unable to develop LabChip kits for specific applications required by potential customers, those customers will not purchase the Agilent 2100 Bioanalyzer.

     We must also continue to develop applications for our high throughput systems. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current technology access program customers and may not be able to obtain new customers.

WE RELY HEAVILY ON AGILENT TO MANUFACTURE, MARKET AND DISTRIBUTE THE AGILENT 2100 BIOANALYZER. IF AGILENT FAILS TO PERFORM UNDER OUR AGREEMENT OR SUCCESSFULLY COMMERCIALIZE OUR COLLABORATIVE PRODUCTS, OUR REVENUE FROM THE AGILENT 2100 BIOANALYZER WOULD BE REDUCED AND WE MAY LOSE THE DEVELOPMENT FUNDING WE CURRENTLY RECEIVE FROM AGILENT.

     Agilent manufactures, markets and distributes the Agilent 2100 Bioanalyzer under an agreement we entered into in May 1998. We also rely on Agilent for significant financial and technical contributions in the development of products covered by the agreement. Our ability to develop, manufacture and market these products successfully depends significantly on Agilent's performance under this agreement. If Agilent experiences manufacturing or distribution difficulties, does not actively market the Agilent 2100 Bioanalyzer, or does not otherwise perform under this agreement, our revenue from the Agilent 2100 Bioanalyzer would be reduced. In addition, Agilent may terminate the agreement at their discretion at any time after May 2001. If Agilent terminates this agreement, we would need to obtain development funding from other sources, and we may be required to find one or more other collaborators for the development and commercialization of our products. Our inability to enter into agreements with commercialization partners or develop our own marketing, sales, and distribution capabilities would increase costs and impede the commercialization of our products.


AGILENT MAY COMPETE WITH US IF OUR COLLABORATION TERMINATES AFTER MAY 2003, WHICH COULD REDUCE THE POTENTIAL REVENUE FROM OUR INDEPENDENT PRODUCT SALES.



     Under the terms of our agreement with Agilent, if they, or we, terminate our agreement after May 2003, we will grant to Agilent a non-exclusive license to our LabChip technologies as then developed for use in the research products field. Consequently, there is the possibility that we may experience competition from Agilent after May 2003, which would reduce our ability to sell products independently or through other commercial partners. See
"Business -- Commercialization -- Strategic Alliance with Agilent" for a further description of the terms of our collaboration with Agilent.


WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS WHICH COULD RESULT IN LOST REVENUE.

     Although Agilent manufactures the Agilent 2100 Bioanalyzer, we manufacture the chips used in this instrument and also currently manufacture instruments and Sipper chips for our high throughput systems. We currently have limited manufacturing capacity for our LabChip systems and products and experience variability in manufacturing yields for chips, particularly Sipper chips. If we fail to deliver chips and high throughput screening products in a timely manner, our relationships with our customers could be seriously harmed, and revenue would decline. We currently have one manufacturing facility located in Mountain View, California. The actual number of chips we are able to sell or use depends in part upon the manufacturing yields for these chips. We have only recently begun to manufacture significant numbers of Sipper chips and are continuing to develop our quality control procedures for these chips. In order to offer Sipper chips with multiple capillaries for ultra high throughput applications, we will need to achieve consistently high yields in the process of inserting capillaries. We cannot assure you that manufacturing or quality control problems will not arise as we attempt to scale-up our production of chips or that we can scale-up manufacture and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture Sipper chips or chips for the Agilent 2100 Bioanalyzer on a timely basis because of these or other factors, our product sales will decline. We are currently manufacturing high throughput instruments in-house, in limited volumes and with largely manual assembly. If demand for our high throughput instruments increases, we will either need to expand our in-house manufacturing capabilities or outsource to Agilent or other manufacturers.

IF A NATURAL DISASTER STRIKES OUR MANUFACTURING FACILITY WE WOULD BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD EXPERIENCE LOST REVENUE.

     We rely on a single manufacturing facility to produce our chips and high throughput systems, and have no alternative facilities. The facility and some pieces of manufacturing equipment are difficult to replace and could require substantial replacement lead-time. Our manufacturing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since the manufacturing facility is located in Mountain View, California, an earthquake-prone area. In the event our existing manufacturing facility or equipment is affected by man-made or natural disasters, we would be unable to manufacture products for sale, meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would seriously harm our business.

BECAUSE A SMALL NUMBER OF CUSTOMERS AND AGILENT HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUE, OUR REVENUE COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS OR THE TERMINATION OF OUR AGREEMENT WITH AGILENT.

     Historically we have had very few customers and one commercial partner, Agilent, from which we have derived the majority of our revenue and, if we were to lose any one of these, our revenue would decrease substantially. Agilent and three customers accounted for 91% of total revenue in the nine months ended September 30, 1999, and two customers and Agilent accounted for 97% of total revenue in fiscal year 1998. We and Agilent introduced the Agilent 2100 Bioanalyzer system in September 1999 and have not yet derived significant revenue from the sale of this product on a commercial scale. Although we anticipate that the introduction of the Agilent 2100 Bioanalyzer system will expand our revenue base, we expect that we will continue to rely on our large customers and on Agilent for the majority of our revenue.

FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS COULD REDUCE OUR ABILITY TO COMPETE AND RESULT IN LOWER REVENUE.

     We anticipate that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations through at least the year 2000. However, we premise this expectation on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders.

     We currently have no credit facility or committed sources of capital other than an equipment lease line with $1.7 million unused and available. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

     We are highly dependent on Daniel L. Kisner, M.D., our President and Chief Executive Officer, and our three founding executive officers, Calvin Y. H. Chow, Michael R. Knapp, Ph.D. and J. Wallace Parce, Ph.D., as well as the other principal members of our management and scientific staff. The loss of services of any of these persons could seriously harm our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel in areas such as chemistry and biology, software engineering and electronic engineering. Our business is located in Silicon Valley, California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. If we are unable to hire, train and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced. The inability to retain and hire qualified personnel could also hinder the planned expansion of our business.

OUR OR THIRD PARTIES' COMPUTER SYSTEMS MAY FAIL IN THE YEAR 2000, WHICH WOULD DELAY OUR PRODUCT DEVELOPMENT AND THE MANUFACTURING OF OUR PRODUCTS.

     Failure of our computer systems could seriously delay our product development processes and/or reduce our ability to cost-effectively manage our business during the time required to fix these problems. In addition, computer failures could cause Agilent to incur delays in manufacturing the Agilent 2100 Bioanalyzer, or our customers to postpone or cancel orders for our products. We have assessed the readiness of our computer systems to handle dates beyond the year 1999. We have not assessed the readiness of our non-software suppliers or our customers. Unforeseen problems may arise in our own computers, our products, and embedded systems, and from customers, suppliers and other organizations with which we conduct transactions worldwide. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness" for more information on the status of our preparation relating to this issue.

RISKS RELATED TO THIS OFFERING

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price will be substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $9.92 in net tangible book value per share of common stock, based on an assumed public offering price of $14.00 per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase without stockholder approval. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.


CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.


     Following this offering our directors, entities affiliated with our directors, and our executive officers will beneficially own, in the aggregate approximately 31% of our outstanding common stock. These stockholders as a group will be able to substantially influence the management and affairs of Caliper and, if acting together, would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of Caliper at a premium price if these stockholders oppose it. See "Principal Stockholders" for details on our stock ownership.


PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination including us. These provisions could limit the price that investors might be willing to pay in the future for our common stock.

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of our common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our stockholders have entered into with the underwriters and with us. Those lock-up agreements restrict our stockholders from selling, pledging our otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. However, Credit Suisse First Boston Corporation may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. The following table indicates approximately when the 15,804,501 shares of our common stock that are not being sold in the offering but which were outstanding as of September 30, 1999 will be eligible for sale into the public market:

    DAYS AFTER THE       SHARES ELIGIBLE
    EFFECTIVE DATE          FOR SALE                           COMMENT
    --------------       ---------------   ------------------------------------------------
On Effectiveness.......       289,676      Shares not locked-up and saleable under Rule 144
90 days................        79,293      Shares not locked-up and saleable under Rules
                                           144 and 701
180 days...............    15,435,532      Lock-up released: shares saleable under Rules
                                           144 and 701


     Additionally, of the 1,669,891 shares that may be issued upon the exercise of options outstanding as of September 30, 1999, approximately 472,161 shares will be vested and eligible for sale 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following the offering, see "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 4,500,000 shares of common stock we are offering, at an assumed initial public offering price of $14.00 per share, are estimated to be approximately $57.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds for general corporate purposes, including capital expenditures, manufacturing scale-up, product development and technology research.


     The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competition, and sales and marketing activities. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions and investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock. We currently anticipate that we will retain earnings to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends for at least the next 24 months.

                                 CAPITALIZATION

     The following table presents the following information:

     - Our actual capitalization as of September 30, 1999

     - Our pro forma capitalization reflecting the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering


     - Our pro forma as adjusted capitalization reflecting the sale of the 4,500,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share, less the underwriting discounts and commissions and estimated offering expenses


     This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus.


                                                                      SEPTEMBER 30, 1999
                                                            --------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------    -----------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, less current portion...............  $  3,483     $  3,483       $  3,483
                                                            --------     --------       --------
Redeemable convertible preferred stock, $0.001 par value;
19,579,039 shares authorized, 11,703,692 shares issued and
outstanding, actual; no shares authorized or outstanding
pro forma and pro forma as adjusted.......................    50,538           --             --
                                                            --------     --------       --------
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 1,420,961
     shares authorized, 829,142 shares issued and
     outstanding, actual; 5,000,000 shares authorized, no
     shares issued and outstanding pro forma and pro forma
     as adjusted..........................................         1           --             --
  Common stock, $0.001 par value; 32,000,000 shares
     authorized, 3,271,667 shares issued and outstanding,
     actual; 70,000,000 shares authorized pro forma and
     pro forma as adjusted, 15,804,501 shares issued and
     outstanding pro forma, 20,304,501 shares issued and
     outstanding pro forma as adjusted....................         3           16             20
Additional paid-in capital................................     8,948       59,474        117,110
Deferred stock compensation...............................    (5,858)      (5,858)        (5,858)
Accumulated deficit.......................................   (28,356)     (28,356)       (28,356)
                                                            --------     --------       --------
  Total stockholders' equity (deficit)....................   (25,262)      25,276         82,916
                                                            --------     --------       --------
     Total capitalization.................................  $ 28,759     $ 28,759       $ 86,399
                                                            ========     ========       ========


     This table excludes the following shares:

     - 1,669,891 shares that may be issued upon exercise of options outstanding as of September 30, 1999 at a weighted average exercise price of $0.82 per share


     - 2,008,211 additional shares that we could issue under our stock option plans, of which options to purchase 740,048 shares of common stock were granted from October 1999 to December 13, 1999 at a weighted average exercise price of $5.44 per share


     - 300,000 shares that we could issue under our employee stock purchase plan

     - 74,503 shares that may be issued upon exercise of warrants outstanding as of September 30, 1999 at a weighted average exercise price of $1.22 per share

     - 38,460 shares that may be issued at an exercise price of $1.22 per share upon exercise of warrants that will be issued if a patent milestone is met

                                    DILUTION


     The pro forma net tangible book value of our common stock on September 30, 1999, reflecting the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering, was approximately $25.3 million, or approximately $1.60 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of 4,500,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value at September 30, 1999 would have been approximately $82.9 million or $4.08 per share. This represents an immediate decrease in net tangible book value of $9.92 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............           $14.00
Pro forma net tangible book value per share at September 30,
1999........................................................  $1.60
     Increase per share attributable to new investors.......   2.48
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             4.08
                                                                       ------
Dilution per share to new investors.........................           $ 9.92
                                                                       ======


     The following table summarizes, on a pro forma basis, as of September 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We have assumed an initial public offering price of $14.00 per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.


                                          SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                        ---------------------    -----------------------      PRICE
                                          NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                        ----------    -------    ------------    -------    ---------
Existing stockholders.................  15,804,501      77.8%    $ 43,754,000      41.0%     $ 2.77
New investors.........................   4,500,000      22.2       63,000,000      59.0       14.00
                                        ----------     -----     ------------     -----
     Total............................  20,304,501     100.0%    $106,754,000     100.0%
                                        ==========     =====     ============     =====



     The foregoing discussion and tables assume no exercise of any outstanding stock options or warrants. The exercise of all options and warrants outstanding as of September 30, 1999 having an exercise price less than the offering price would increase the dilutive effect to new investors to $10.17 per share. See "Capitalization," "Management -- Employee Benefit Plans" and "Description of Capital Stock."


     If the underwriters exercise their over-allotment in full, the following will occur:


     - the number of shares of common stock held by existing stockholders will decrease to approximately 75.3% of the total number of shares of our common stock outstanding



     - the number of shares held by new investors will increase to 5,175,000 shares, or approximately 24.7% of the total number of our common stock outstanding after this offering

                            SELECTED FINANCIAL DATA

     The statements of operations data for each of the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, have been derived from our audited financial statements included elsewhere in this prospectus which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the nine months ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1999, have been derived from our unaudited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 1996 have been derived from our audited financial statements not included in this prospectus. The statements of operations data for the period from inception (July 26, 1995) through December 31, 1995 and the balance sheet data at December 31, 1995 have been derived from our unaudited financial statements not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data presented below have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read with our financial statements, including the notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                             PERIOD FROM
                                                              INCEPTION                                       NINE MONTHS
                                                           (JULY 26, 1995)           YEAR ENDED                  ENDED
                                                               THROUGH              DECEMBER 31,             SEPTEMBER 30,
                                                            DECEMBER 31,     ---------------------------   -----------------
                                                                1995          1996      1997      1998      1998      1999
                                                           ---------------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue..................................................      $   --        $   132   $ 2,266   $ 8,155   $ 4,425   $ 8,859
Costs and expenses:
  Research and development...............................         406          2,734     7,200     9,584     7,232    12,302
  General and administrative.............................         128          1,240     2,478     2,932     1,996     3,487
  Amortization of deferred stock compensation............          --             --        --        --        --     1,997
  Acquired in-process research and development...........          --            978        --        --        --        --
                                                               ------        -------   -------   -------   -------   -------
Total costs and expenses.................................         534          4,952     9,678    12,516     9,228    17,786
                                                               ------        -------   -------   -------   -------   -------
Operating loss...........................................        (534)        (4,820)   (7,412)   (4,361)   (4,803)   (8,927)
Interest income (expense), net...........................          (2)           110     1,131     1,386     1,058       801
                                                               ------        -------   -------   -------   -------   -------
Net loss.................................................        (536)        (4,710)   (6,281)   (2,975)   (3,745)   (8,126)
Accretion on redeemable convertible preferred stock......          --           (262)   (1,470)   (2,174)   (1,587)   (1,822)
                                                               ------        -------   -------   -------   -------   -------
Net loss attributable to common stockholders.............      $ (536)       $(4,972)  $(7,751)  $(5,149)  $(5,332)  $(9,948)
                                                               ======        =======   =======   =======   =======   =======
Net loss per common share, basic and diluted.............      $(1.71)       $ (3.90)  $ (4.38)  $ (2.39)  $ (2.54)  $ (3.71)
                                                               ======        =======   =======   =======   =======   =======
Shares used in computing net loss per common share, basic
  and diluted............................................         313          1,274     1,768     2,157     2,099     2,684
Pro forma net loss per share, basic and diluted
  (unaudited)............................................                                        $ (0.21)            $ (0.53)
                                                                                                 =======             =======
Shares used in computing pro forma net loss per share,
  basic and diluted (unaudited)..........................                                         14,347              15,217

                                                                          DECEMBER 31,
                                                              -------------------------------------   SEPTEMBER 30,
                                                              1995     1996       1997       1998         1999
                                                              -----   -------   --------   --------   -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $  40   $12,450   $ 26,549   $ 31,052     $ 27,820
Working capital.............................................     74    11,783     24,679     30,074       23,278
Total assets................................................     83    13,112     29,107     35,730       34,658
Long-term obligations, less current portion.................     --       417      1,430      2,008        3,483
Redeemable convertible preferred stock......................     --    16,913     38,283     48,716       50,538
Total stockholders' deficit.................................   (536)   (4,986)   (12,665)   (17,654)     (25,262)

     The increase in net loss attributable to common stockholders due to accretion on redeemable convertible preferred stock will not occur after this offering because all of the outstanding preferred stock will be converted to common stock at the closing of the offering.

     The financial data as of December 31, 1996 and for the year then ended reflects the acquisition of ChemCore Corporation in February 1996. This acquisition was accounted for as a purchase. See Note 3 of notes to our financial statements.

     See Note 1 of notes to our financial statements for an explanation of the determination of the number of shares used in computing per share data.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read with "Selected Financial Data" and our financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We are a leader in lab-on-a-chip technologies that miniaturize, integrate and automate many laboratory processes. We develop, manufacture and sell our proprietary LabChip systems to pharmaceutical and other companies. We believe our LabChip systems have the potential to assemble the power and reduce the scale of entire laboratories full of equipment and people. From inception in July 1995 through September 1999, our operating activities were primarily devoted to research and development of technologies involving the manipulation of very small amounts of fluid, which are referred to as "microfluidic technologies," and first-generation products such as the Agilent 2100 Bioanalyzer, LabChip kits and our high throughput system, recruiting personnel, business development, raising capital and acquiring assets. In the first half of 1999, we recognized revenue from our first product sales when we sold initial versions of our high throughput system for drug screening to two of our technology access program customers. In addition, in September 1999, Agilent, our commercial partner, introduced our first LabChip system for use by individual researchers.

     Since our inception, we have incurred significant losses and, as of September 30, 1999, we had an accumulated deficit of $28.4 million, which includes $5.7 million of accretion on redeemable convertible preferred stock. Our losses have resulted principally from costs incurred in research and development, manufacturing scale-up, and from general and administrative costs associated with our operations. We expect to continue to incur substantial research and development, manufacturing scale-up, and general and administrative costs. As a result, we will need to generate significantly higher revenue to achieve profitability.

     Our quarterly operating results will depend upon many factors, including market acceptance of our products, the success and timing of signing new customers to our technology access program, the introduction of new products by our competitors, the timing of commercial availability of new applications for our LabChip technology, and the timing and extent of our research and development efforts. For a more complete discussion of factors that could cause our quarterly operating results to vary, see "Risk Factors -- Our operating results fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our stock price."


     Our revenue has been derived principally from contract revenue earned under our collaboration agreement with Agilent and from our technology access program customers. To a lesser extent, we have derived revenue from the sale of products and government grants. Although we are developing and plan to introduce future products, we cannot assure you that we will be successful in these efforts. To date, we have generated a substantial portion of our revenue from a limited number of sources. Our three technology access program customers, Hoffmann-La Roche, Amgen and Eli Lilly, and our commercial partner, Agilent, each accounted for in excess of 10% of our revenue in the nine months ended September 30, 1999. Agilent alone accounted for 50% of our revenue in this period, and our three technology access program customers collectively accounted for 41% of our revenue in this period. Hoffmann-La Roche and Agilent each accounted for 40% of our revenue in the year ended December 31, 1998, and Amgen accounted for 17% of our revenue in this period. Hoffmann-La Roche alone accounted for 94% of our revenue in the year ended December 31, 1997. Although we are seeking to expand our customer base, we cannot assure you that these efforts will be successful.

     Under our agreement, Agilent funds our research and development expenditures related to the collaboration, reimburses us for our costs of supplying chips, and chemicals used in the experiment, which are referred to as "reagents," to Agilent and pays us a share of the gross margin earned on all components of LabChip systems they sell. We recognize revenue related to research and development funding received from Agilent as we actually conduct the related activities. We recognize revenue related to the reimbursement of our costs of supplying chips and reagents to Agilent when we ship these products. We expect to recognize revenue from our share of the gross margin earned on all components of LabChip systems as Agilent ships these products. Under our technology access program agreements, we recognize as revenue non-refundable license fees upon the transfer of a license, subscription fees over the term of the subscription, product sales upon the transfer of title to the customer, and development and support fees in the period in which the costs are incurred. Subscription fees and development and support fees may be received annually or quarterly in advance depending upon the terms of the agreement. Payments received in advance under all of these agreements are recorded as deferred revenue until earned. As of September 30, 1999, a total of $2.4 million of revenue was deferred. We expect to recognize this deferred revenue through the third quarter of year 2000.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1999 and 1998

     Revenue. Revenue increased to $8.9 million for the nine months ended September 30, 1999 from $4.4 million for the comparable period in 1998. Of the $4.5 million increase, $2.5 million was derived from our collaboration with Agilent, which began in May 1998, and $1.4 million was derived from our technology access program customers. The remaining $571,000 increase was derived from our grant from the Advanced Technology Program of the National Institute of Standards and Technology, which began in January 1999. This grant is for $2 million in aggregate and will continue until December 2001.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for chip development, material costs for prototype and test units, legal expenses resulting from intellectual property prosecution and litigation, and other expenses related to the design, development, testing, and enhancement of our products. We expense our research and development costs as they are incurred. Research and development expenses increased to $12.3 million during the nine months ended September 30, 1999 from $7.2 million in the comparable period in 1998. The increase of $5.1 million was attributable to continued growth of research and development activities, including $2.1 million related to increased personnel and services to support our technology access program and initial product launches, $1.4 million related to higher operating expenses as a result of our move to a larger facility in January 1999, $1.2 million for costs related to intellectual property protection and the remainder due to expansion in operating activities. We expect research and development spending to increase significantly over the next several years as we expand our research and product development efforts.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruiting expenses, professional fees, and other corporate expenses including business development and general legal activities. General and administrative expenses increased to $3.5 million during the nine months ended September 30, 1999 from $2.0 million in the comparable period in 1998. The increase of $1.5 million was due to $790,000 related to compensation for general and administrative personnel, $298,000 related to higher operating expenses as a result of our move to a larger facility in January 1999, $101,000 related to increased general and administrative supply costs and the remaining balance due to overall expansion in our operations. We expect general and administrative expenses to continue to increase over the next several years to support our growing business activities, the commercialization of our products, and due to the costs associated with operating a public company.

     Amortization of Deferred Stock Compensation. Deferred stock compensation represents the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of options at the date of grant. During the year ended December 31, 1998 and the nine months ended September 30,

1999, we recorded deferred stock compensation totaling $7.9 million. We anticipate that additional deferred compensation totalling $5.3 million will be recorded for options granted in October 1999. These amounts are being amortized over the respective vesting periods of the individual stock options using the graded vesting method. We recorded amortization of deferred compensation of $2.0 million for the nine months ended September 30, 1999. We expect to record amortization expense for deferred compensation as follows: $1.9 million during the quarter ended December 31, 1999, $4.6 million during 2000, $2.5 million during 2001, $1.4 million during 2002, $670,000 during 2003 and $122,000 during 2004. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

     Interest Income (Expense), Net. Net interest income consists of income from our cash and investments offset by expenses related to our financing obligations. Interest income decreased to $801,000 in the nine months ended September 30, 1999 from net interest income of $1.1 million in the comparable period of 1998. This decrease resulted from a declining cash and investment balance due to cash used in operating activities and from higher financing obligation balances.

     Income Taxes. As of December 31, 1998, we had federal and California net operating loss carryforwards of approximately $10.3 million and $1.4 million. We also had federal research and development tax credit carryforwards of approximately $700,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2002 through 2018, if not utilized. Utilization of the net operating losses and credits may be substantially limited due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     As of December 31, 1998 and 1997, we had deferred tax assets of approximately $6.3 million and $5.3 million. The net deferred tax asset has been fully offset by a valuation allowance. The net valuation allowance increased by $1 million during the year ended December 31, 1998. Deferred tax assets relate primarily to net operating loss carryforwards, research credit carryforwards, and capitalized research and development costs.

  Years Ended December 31, 1998 and 1997

     Revenue. Revenue increased to $8.2 million in 1998 from $2.3 million in 1997. Of the $5.9 million increase, $3.2 million was due to revenue received through the collaboration agreement with Agilent entered into in May 1998, and $2.6 million was due to revenue received through technology access program agreements with Hoffmann-La Roche and Amgen, which we entered into at the end of 1998.

     Research and Development Expenses. Our research and development expenses increased to $9.6 million in 1998 from $7.2 million in 1997. The increase of $2.4 million was due to $1.4 million related to compensation for additional scientific personnel, $503,000 due to supplies required to assemble, build and test prototypes of LabChip systems, $357,000 for costs related to intellectual property protection and the remaining balance due to expansion in our operating activities.

     General and Administrative Expenses. General and administrative expenses increased to $2.9 million in 1998 from $2.5 million in 1997. The increase was due to hiring of additional personnel to support our growing business activities.

     Interest Income (Expense), Net. Net interest income increased to $1.4 million in 1998 from $1.1 million in 1997. This increase was due to increases in cash and investment balances as a result of our equity financing in May 1998.

  Years Ended December 31, 1997 and 1996

     Revenue. Revenue increased to $2.3 million in 1997 from $132,000 in 1996. The increase was due primarily to increased efforts devoted to our previous collaboration agreement with Hoffmann-La Roche that was executed in October 1996 and a research agreement with Perkin Elmer, each of which has since expired.

     Research and Development Expenses. Our research and development expenses increased to $7.2 million in 1997 from $2.7 million in 1996. The increase of $4.5 million was due to $1.6 million in compensation for research and development personnel, $1.5 million was due to sponsored research, $554,000 was related to higher operating expenses as a result of our move to a larger facility in May 1997, $411,000 was due to supplies required to assemble, build and test prototypes of LabChip systems, $235,000 was paid to outside service providers for chip development and the remaining balance was due to expansion in our operating activities.

     General and Administrative Expenses. General and administrative expenses increased to $2.5 million in 1997 from $1.2 million in 1996. The increase was due to $933,000 in compensation and fees for additional general and administrative personnel and consultants, $119,000 was related to higher operating expenses as a result of our move to a larger facility in May 1997, $105,000 was for recruiting fees and the remainder was due to overall expansion in our operations.

     Interest Income (Expense), Net. Net interest income increased to $1.1 million in 1997 from $110,000 in 1996. This increase was due to an increase in our cash and investment balances from the proceeds of our equity financings in the first half of 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations from inception primarily through private sales of preferred stock, contract and milestone payments to us under our collaboration and technology access program agreements, and equipment financing arrangements. As of September 30, 1999, we had received net proceeds of $43.8 million from issuances of common and preferred stock and $21.4 million from collaborations, technology access program customers and government grants. In addition, through September 30, 1999 we had financed equipment purchases and leasehold improvements totaling approximately $6.3 million. We have used leases and loans to finance capital expenditures. As of September 30, 1999, we had $4.6 million in capitalized lease obligations. These obligations are secured by the equipment financed, bear interest at a weighted-average fixed rate of approximately 10.4%, and are due in monthly installments through June 2004. Under the terms of one equipment financing agreement, the financed equipment may be purchased by us at a fair value at the end of the financing term. Other equipment financing agreements require a balloon payment at the end of each loan term.

     As of September 30, 1999, we had $27.8 million in cash, cash equivalents and marketable securities, as compared to $31.1 million as of December 31, 1998. We used $2.2 million for operations in the nine months ended September 30, 1999. This consisted of the net loss for the period of $8.1 million offset in part by non-cash charges of $2.9 million related to deferred stock compensation amortization and depreciation expense, and working capital changes of $3.2 million. We used $3.0 million in investing activities for the nine month period ended September 30, 1999, which consisted of capital expenditures. We received $2.0 million from financing activities for the nine months ended September 30, 1999, which consisted principally of proceeds from equipment financing of $2.5 million offset by repayments of equipment financing arrangements of $821,000. See Note 7 of notes to our financial statements.

     In January 1999 we entered into a $2.5 million financing arrangement for the purchase of property and equipment. As of September 30, 1999, we had drawn down approximately $752,000 and had $1.7 million remaining available under this arrangement. As of September 30, 1999, we had $4.6 million in capitalized lease obligations outstanding compared to $2.9 million at December 31, 1998. See Note 7 of notes to our financial statements.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing and supporting our products, and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities, and for other general corporate activities. We believe that our current cash balances, together with the net proceeds of this offering and revenue to be derived from our collaboration with Agilent and our technology access program agreements will be sufficient to fund our operations at least through the year 2000. During or after this period, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders.

IMPACT OF INFLATION

     The effect of inflation and changing prices on our operations was not significant during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999 and is not anticipated to have an impact on our results of operations or financial condition when adopted as we hold no derivative financial instruments and do not currently engage in hedging activities.

     In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires that entities capitalize costs related to internal use software once criteria have been met. We adopted the provisions of SOP 98-1 on January 1, 1999. Through September 30, 1999, we had not capitalized any cost related to internal use software.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 1998 was less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

     We have operated primarily in the United States and all sales to date have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

YEAR 2000 READINESS

     The "Year 2000 issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

     We designed the Agilent 2100 Bioanalyzer to be Year 2000 compliant when configured and used with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our product are Year 2000 compliant. However, we have not exhaustively tested our other products for Year 2000 compliance. We continue to respond to customer questions about our products.

     We have defined Year 2000 compliance as the ability to:

     - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change

     - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration

     - respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner

     - store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century

     - recognize Year 2000 as a leap year

     We have sought and received certifications from our material software vendors that licensed software is Year 2000 compliant. Despite testing by us and current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our product could result in delay or loss of revenues, diversion of development resources, damage to our reputation, increased service and warranty costs, or liability from our customers, any of which could harm our business.

     Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it. Congress recently passed a law that is intended to limit liability for some failures to achieve Year 2000 compliance. We cannot assure you that this bill will provide us with any protection, and it does not provide us with protection from any violations arising under federal securities laws.

     We have assessed our material internal information technology systems, including both our own software products and third-party software and hardware technology. We have also assessed our non-information technology systems. To the extent that we are not able to test the technology provided by third-party vendors, we have sought and received certifications from these vendors that their systems are Year 2000 compliant. We are not currently aware of any material operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

     Other than publicly available information, we do not currently have any information concerning the Year 2000 compliance status of our technology access customers or Agilent. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for or delay purchases of our products and services. As a result, our business could be harmed. If Agilent experiences problems related to Year 2000 compliance, it may delay manufacture or distribution of our current products or development of our future products.

     We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could harm our business.

     We do not have a contingency plan to address situations that may result if our critical operations are not Year 2000 compliant, and we do not anticipate the need to do so. The cost of developing and implementing the plan may itself be material. In addition, we may also experience external forces that might generally affect industry and commerce, including utility or transportation company Year 2000 compliance failure interruptions.

     Year 2000 issues affecting our business, if not adequately addressed by us, our third party vendors or suppliers or our customers, could have a number of "worst case" consequences. These include:

     - claims from our customers asserting liability, including liability for breach of warranties related to the failure of our product and services to function properly, and any resulting settlements or judgments

     - our inability to manage our own business.

                                    BUSINESS

OVERVIEW

     We are a leader in lab-on-a-chip technologies. We believe our LabChip systems can assemble the power and reduce the size of entire laboratories full of equipment and people. Our LabChip systems miniaturize, integrate and automate many laboratory processes, and put them on a chip that can fit in the palm of a child's hand. Each chip contains a network of microscopic channels through which fluids and chemicals are moved, using electricity or pressure, in order to perform experiments. The chips are the key components of our LabChip systems, which also include reagents as well as instruments and software that together control and read the chips. We believe our LabChip systems have the potential to revolutionize experimentation in a wide range of industries by enabling individuals and organizations to perform laboratory experiments at a speed, cost and scale previously unattainable. Our initial commercialization focus is the pharmaceutical industry, where there is an urgent need to improve the efficiency and reduce the cost of drug discovery and development. Future target industries potentially include agriculture, clinical diagnostics, chemicals and consumer products. We believe that we are the first company to sell and deliver lab-on-a-chip products to customers. During 1999 we introduced our first two LabChip systems, a personal laboratory system and a high throughput system.

INDUSTRY BACKGROUND

  Laboratory Technology

     The pharmaceutical, agriculture, clinical diagnostics and chemical industries rely on laboratory experimentation to obtain important information that can be used to discover and develop new products. Despite the critical value of laboratory results to these industries, improvements to the basic processes and tools used in laboratory experiments have only been incremental and have not kept pace with technological advances in other industries, including electronics and computing. Laboratory work still relies on manual steps and tools, such as test tubes and beakers, and large pieces of equipment that utilize technology that is decades old. These tools and processes are expensive, labor-intensive and often imprecise, presenting significant productivity and efficiency challenges for these industries.

     New processes and tools are needed to enable individual researchers and organizations to work more productively and efficiently. This need has been recognized and some improvements have been made. In an attempt to increase speed and reduce costs in many laboratory experiments, researchers have replaced test tubes with plastic plates having 96 small reservoirs, or "wells," to facilitate parallel experimentation. Further attempts to reduce costs have led researchers to replace the 96-well plate with 384- and 1536-well plates in which reactions can be performed in volumes that are 10 to 100-fold smaller. To enhance efficiency, some suppliers have integrated multiple pieces of equipment into one large piece of equipment. Organizations that perform high value, high volume experimentation have attempted to automate processes by using liquid-handling robotics to improve the quality and quantity of data achieved in centralized testing. While these and other advances have helped researchers to work faster and more efficiently, they still represent only incremental, not revolutionary, improvements because they continue to rely on time-consuming, imprecise and labor-intensive processes that can create bottlenecks throughout the entire experimental process.

  A Need for Better Laboratory Technology in the Pharmaceutical Industry

     Pharmaceutical companies have realized that to stay competitive and meet their goals for growth they will have to increase significantly the number of new drugs they introduce each year. To achieve this, pharmaceutical companies have found that they will have to engage in experimentation on a massive scale. Pharmaceutical companies' investments in the comprehensive study of genetic material, or "genomics," and novel methods of producing large numbers of new chemical compounds, or "combinatorial chemistry," are examples of this decision. These activities are generating a wealth of potential targets and new compounds to be tested and offer the opportunity to discover many new drugs. However, they also create a technological quandary: how to perform significantly more experiments, in less time, without unacceptable increases in research and development spending. We believe that recent incremental advances in laboratory technology are not enough to enable pharmaceutical companies to achieve their growth targets. New technologies are needed to improve the volume and quality of information generated in each stage of the drug discovery process, while simultaneously reducing the cost of experimentation.

                     THE STAGES OF PHARMACEUTICAL DISCOVERY

Target identification involves acquiring knowledge about the role a particular molecule, usually a protein, plays in the body in order to determine whether it might be a good target for further investigation. Today, this activity is most often initiated with genomics studies, in particular by DNA sequencing, RNA analysis and genetic mapping.

Target validation is the demonstration that affecting the function of a particular target has a positive effect on the course of a disease. Target validation employs a variety of methods including RNA analysis, protein analysis and cell biology.

Primary screening involves the large-scale testing of collections of chemical compounds, or libraries, against validated targets. The goal is to find "hits," or individual members of the compound library that bind to, inhibit, or activate a particular target. These libraries are tested in high throughput experiments. The major pharmaceutical companies are moving towards screening up to 100 targets annually with libraries of up to one million compounds.

Lead optimization is a term that describes the process of sorting through the compounds that emerge from the primary screen and conducting successive rounds of chemical alterations and biological tests to find compounds likely to have appropriate drug properties. Like target validation, lead optimization involves a variety of methods, including protein analysis, cell biology, chemical synthesis, as well as high throughput experiments. This stage also involves the testing of compounds for therapeutic activity in animal models of disease.

Preclinical development involves testing of compounds to assure that they are safe, have appropriate distribution throughout the body and are appropriately metabolized. Formulation tests to ensure convenient delivery to patients are performed, as are tests to ensure that the compounds can be manufactured with consistent quality.

Clinical development is the testing of pharmaceutical compounds in humans to demonstrate their safety and efficacy. Because clinical trials are the most expensive part of drug development, pharmaceutical companies are trying to improve the outcomes of clinical trials by using the methods of "pharmacogenetics," the scientific discipline focused on how genetic differences determine or predict responsiveness or adverse reactions to particular drugs. In order to use pharmacogenetics in a clinical trial, each patient in the trial will need his genetic make-up analyzed. This could entail analysis of approximately 100,000 different sites in a patient's DNA. For a 1,000 patient trial, this would require generating approximately 100 million data points.

     The drug discovery process can be summarized by the six stages described above. In each of these stages, researchers face many productivity bottlenecks due to the limitations of current laboratory technologies. Individual researchers conducting even the simplest, most common experiments must often perform labor-intensive, time-consuming, multi-step processes on multiple pieces of equipment. For example, to analyze DNA, researchers must first extract the DNA and treat it with reagents. Then they pour gels and mount them in equipment to separate the DNA. After loading the samples into the gels, they activate the gels for a precise period of time. The gels must then be processed to reveal the location of the DNA and scanned to see the results. The whole process takes approximately half a day and produces only a few dozen data points of genetic information. Thousands of pharmaceutical company researchers perform this experiment on a routine basis.

     Even "automated" experiments, such as high throughput screening, are still laborious and time-consuming. For example, to perform one high throughput screen, researchers typically need to remove thousands of compounds from storage and transfer small amounts of these compounds to hundreds of new plates. Then they add fluid to dilute them and transfer a portion of the diluted compound to another set of plates. After adding more reagents, they move the plates to an incubation station and incubate the mixture for a precise period of time. They then transfer the plates to a detection instrument and scan the plates to see the results. Finally, they discard all the plates. The whole process can take a team of researchers weeks or months to complete, and has to be repeated to test the same compounds against the next pharmaceutical target.

     As currently performed, these processes are not well suited to the massive scale-up we believe pharmaceutical companies are seeking. The number of people and pieces of equipment required would be unmanageable. More importantly, data quality has often suffered as companies have tried to implement higher throughput versions of existing procedures, such as 384-well plates in place of 96-well plates. Pharmaceutical companies need a breakthrough in tools for experimentation to free scientists from the limitations of current technology.

  A Broad Need Across Industries for New Laboratory Technology

     Other industries dependent upon biological and chemical information face technology challenges similar to those facing the pharmaceutical industry. The agricultural-biotechnology industry, for example, is adopting many of the same research strategies used by the pharmaceutical industry, including genomics, screening and combinatorial chemistry. In addition, the multi-billion dollar clinical diagnostics industry continues to search for miniaturized and automated equipment solutions that will facilitate patient point-of-care testing, as well as high throughput, automated analysis platforms for use in centralized reference laboratories. In these and other industries, technology for laboratory experimentation is limiting the ability to access information about chemicals and biochemicals, and therefore is limiting companies' ability to transform that information into novel and commercially valuable products.

CALIPER SOLUTIONS

     We believe that our LabChip technology represents a revolutionary advance in laboratory experimentation needed by the pharmaceutical and other industries today. The chips are the key components of our LabChip systems that also include a particular LabChip instrument together with experiment-specific reagents and software. Our chips contain a network of microscopic channels through which fluids and chemicals are moved to perform experiments. A single type of chip used with particular reagents and software to perform a particular experiment make up one LabChip application. Depending on the chip format, reagents are introduced either automatically or by the user. The chip is placed in the instrument, which uses software to control the movement of fluids with pressure or electricity. The instrument also has an optical system for detecting the results. Because we have great flexibility in channel design and can exert split-second computer control over fluid flow, we have the ability to create chips for a multitude of experiments. Our LabChip systems miniaturize, integrate and automate experiments providing, we believe, the benefits of high speed, reduced cost, expanded individual researcher capability, improved data accuracy and improved enterprise-wide productivity.

  Features of LabChip Systems

     - Miniaturization. Conventional laboratory equipment typically uses about a drop of fluid, or 50 to 100 microliters, to perform each experiment. In some LabChip applications, this volume is reduced to 1 nanoliter, or one billionth of a liter, an improvement of up to 100,000-fold over conventional systems.

     - Integration. Integration is the compression of multiple processes into a single process. Today most laboratory systems perform only one or two steps of an experimental protocol. Our LabChip systems can integrate complete experiments involving half a dozen or more steps into one continuous process performed on a single chip.

     - Automation. Today most laboratory experiments are performed using multiple instruments in combination with multiple manual steps. With our LabChip systems, entire experiments can be automated and performed inside a chip using one instrument. The same instrument is used with different chips to perform other automated experiments.

          MINIATURIZATION, INTEGRATION AND AUTOMATION ON A SIPPER CHIP

                                      LOGO
[This illustration is an actual schematic of a current Sipper chip that can be used to prepare drug samples for analysis and to determine their potency, all on the same high throughput chip. The specific functions that are part of this experiment, and where they take place on the chip, are described in the caption.]
Above is a diagram of a Sipper chip that can be used to prepare drug samples for analysis and to determine their potency at high throughput. This is an example of one of the many types of complicated experiments that our chips can perform, which would normally be performed in a laboratory full of people and equipment. Potency studies are done by diluting a drug into different concentrations and testing each one for its effect on a pharmaceutical target. Higher potency drugs will reduce target activity even at low concentrations. Potency provides critical information for determining the quality of a drug candidate. We expect to make this chip commercially available in the first half of the year 2000.

A one nanoliter drug sample, 1/50,000th of a drop, is drawn into the chip through a small glass tube, or a capillary, attached at point (a). In assembly line fashion, a different drug enters the chip every 30 seconds, and multiple experiments are processed on the chip simultaneously. Each nanoliter is divided sequentially into four portions (b), each of which contains ten times less than the previous portion. Each portion is then diluted with an appropriate solution to restore the original volume of sample and achieve four different concentrations (c). Each of the four diluted drug samples is then mixed with the target (d), and later, another reagent (e), and incubated for precisely the same amount of time (f), to enable direct comparison of the results which are detected on all reactions simultaneously (g).

  Key Benefits of LabChip Systems

     - High Speed. We believe our LabChip systems accelerate experiments as much as 10-fold or more, depending on the application. For example, molecular separations such as electrophoresis normally take one hour or more using conventional equipment. On a chip, we can perform these separations in less than one minute. Another example is that chemical reactions are usually incubated for 30 minutes or more before the results are determined. Often, these long incubation periods are necessary only to provide enough time for manual steps to be performed on large numbers of samples. By integrating sample processing and detection, we can perform reactions in one minute or less and achieve comparable results. We believe our customers can take advantage of this acceleration to increase throughput or to complete experiments faster, depending on their needs.

     - Reduced Reagent and Labor Cost. Our LabChip systems use only a small fraction of the normal amount of expensive reagents used in experiments performed in test tubes or 96-well plates, sometimes as little as 1/100,000th, and also reduce labor involved in each experiment. We believe that saving on reagent cost and labor can enable pharmaceutical companies to expand the scale of experimentation in ways that would otherwise not be feasible.

     - Expanded Individual Researcher Capability. Because our LabChip systems can collapse a multi-step, complex experiment into one step, we believe that individual researchers can perform experiments previously outside their areas of expertise. By comparison, with conventional, non-integrated equipment researchers need to acquire the equipment and master the complexities of performing each individual step.

     - Improved Data Accuracy. We believe our LabChip systems generally produce more accurate and consistent data by reducing human error and the variability caused by the use of multiple instruments. With higher quality data, our customers can make better decisions. For example, biochemical determinations typically require accurate liquid measurements and precise incubation times. When these are manually performed significant variations can occur in liquid dispensing and in the duration of reaction times.

     - Improved Enterprise-Wide Productivity. We believe our LabChip systems can improve data quality to the point where researchers can rely on data generated outside their laboratory or organization. We believe this would improve enterprise-wide productivity by supporting data sharing and reducing the need to repeat experiments. When different research groups use different assortments of conventional equipment to perform experiments, they often produce data that is not strictly comparable.

     We believe that our LabChip systems have the potential to expand the capabilities and improve the productivity of individual researchers and, on an institutional level, to streamline and bring greater efficiency and speed to the drug discovery and development process. Not all laboratory processes, however, are ideally suited to be performed with our LabChip systems. For example, detecting clinically important materials that appear in low concentrations in a sample, such as the virus that causes AIDS or some hormones, is not always practical with our LabChip systems. This is because there is a risk that these materials will not be found in the very small volume employed by our chips. As a result, without pre-processing the sample to increase the concentration our LabChip system may fail to detect the material. Furthermore, if the analysis of a sample must involve even one process that cannot currently be performed in the LabChip system, then use of the LabChip system for the parts it can perform is often impractical. This is because the very small scale of the chip experiment does not generally produce enough material to be analyzed by conventional laboratory equipment.

     The faster pharmaceutical companies can identify and validate targets, screen massive numbers of compounds, optimize leads and identify promising compounds to take into clinical development, the greater their chances of seeing a return on investment for their research and development dollars. LabChip technology has the potential to reduce the time it takes to discover and commercialize new drugs. In the future, we believe we can bring similar benefits to other industries.

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

STRATEGY

     Our objective is to be the leading lab-on-a-chip company. Key elements of our strategy to achieve this objective include:

     Focus on the Pharmaceutical Industry First. We are focusing on developing our LabChip systems for the pharmaceutical industry, where the investment in research and development is large and growing and the need for new technologies to improve research and development efficiency is urgent. We are addressing the need for enhanced productivity for individual pharmaceutical researchers with our first LabChip personal laboratory system, featuring the Agilent 2100 Bioanalyzer, developed in collaboration with Agilent. We also have developed a high throughput system for use by pharmaceutical companies for drug screening. We are developing ultra high throughput systems and new chip applications to bring greater efficiency to the drug discovery process.

     Rapidly Build Our Installed Customer Base. We intend to take advantage of our first-to-market position to rapidly build our installed customer base. Our goal is to increase customer familiarity with lab-on-a-chip technology and to establish our LabChip systems as the platform of choice. Our strategy is to offer products for applications that are practiced widely and to bring LabChip technology to market through the combination of a major commercialization partnership and direct selling. Our first commercial collaborator, Agilent, is an established leader in analytical instrumentation and has initiated a multi-faceted sales and marketing campaign designed to achieve wide penetration. Our direct selling strategy is focused primarily on large pharmaceutical companies and is designed to encourage early adoption of our LabChip systems through our technology access program.

     Leverage Our Installed Customer Base by Expanding the Menu of Chip Applications. A significant portion of our internal research and development efforts is dedicated to new chip applications development. We intend to expand our menu of chip applications and sell them to customers that have already purchased LabChip instruments. For example, we are developing LabChip applications for genomics to bring significant advances in functionality to this technology-hungry area. We also intend to expand current markets by implementing a LabChip instrumentation "operating system" strategy that encourages other companies, such as reagent manufacturers, to develop compatible products that can operate with our chips.

     Generate Recurring Revenue From High-Value Chips. We expect to generate recurring revenue from the sale of single-use chips for the Agilent 2100 Bioanalyzer. In addition, we intend to value price the chips for our high throughput systems to reflect the cost savings and other benefits that our customers may achieve, possibly by charging customers for the amount of data they generate. While we are focused on generating revenues from the sale and use of our chips, we also will receive revenue from the sale of the Agilent 2100 Bioanalyzer, software and reagents. We also intend to generate recurring revenue from our technology access program through license fees and ongoing subscription fees as well as through the sale of instruments.

     Build a Substantial Intellectual Property Estate. We pursue an intellectual property strategy of licensing important patents and pursuing patent protection for our own inventions. As of September 30, 1999, we owned, or held licenses to, 34 issued U.S. patents and 120 pending U.S. patent applications. These patents and applications are directed to various technological areas that we believe are valuable to our business. We believe that maintaining a deep and broad intellectual property estate will be an important competitive advantage.

     Maintain Leadership in Chip Technology and Manufacturing. We believe that our long-term success will derive from maintaining leadership in lab-on-a-chip technology and chip manufacturing. We focus on improving the power and capabilities of our chips to increase their value. We are also working to enhance manufacturing processes to reduce our production costs.

     Opportunistically Penetrate New Industries. We believe that LabChip technology has the potential to transform the way that laboratory experimentation is performed across multiple industries. We expect to selectively pursue these other industries, leveraging our pharmaceutical industry experience and products. We may pursue these opportunities alone or with collaborators.

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

PRODUCTS AND SERVICES

     We have developed two types of LabChip systems, personal laboratory systems and high throughput systems, based on distinct chip formats. Our personal laboratory systems use chips with reservoirs for the various chemical reagents, which the user introduces manually. Our high throughput systems use our Sipper chips that have a short glass tube, or capillary, that draws nanoliter volumes of reagents into the chip.

  Personal Laboratory Systems

-----------------------------------------------------------------------------------------------
           PRODUCT                         DESCRIPTION                         STATUS
-----------------------------------------------------------------------------------------------
Agilent 2100 Bioanalyzer         Desktop LabChip instrument and      Marketed by Agilent
                                 software
-----------------------------------------------------------------------------------------------
  DNA 7500 LabChip Kit           Chips and reagents for analyzing    Marketed by Agilent
                                 small DNA fragments
-----------------------------------------------------------------------------------------------
  DNA 12000 LabChip Kit          Chips and reagents for analyzing    Marketed by Agilent
                                 large DNA fragments
-----------------------------------------------------------------------------------------------
  RNA 6000 LabChip Kit           Chips and reagents for analyzing    Marketed by Agilent
                                 RNA samples
-----------------------------------------------------------------------------------------------
  New LabChip Kits               A series of kits containing         In development
                                 chips and reagents for
                                 applications in molecular and
                                 cell biology
-----------------------------------------------------------------------------------------------

     Agilent 2100 Bioanalyzer System. Our first personal laboratory system is based on the Agilent 2100 Bioanalyzer, a desktop instrument designed to perform a wide range of everyday scientific applications using a menu of different LabChip kits. Each kit contains a chip and reagents designed specifically for the application. This LabChip system brings the benefits of miniaturized, integrated and automated experimentation to the researcher's desktop. Agilent launched this product in September 1999.

     Agilent is selling the Agilent 2100 Bioanalyzer with an initial menu of three LabChip kits for DNA and RNA sizing and concentration analysis. For these initial applications, we believe the system's principal advantages are that it:

     - reduces analysis time from hours to minutes

     - integrates several experimentation steps into one

     - significantly reduces consumption of costly reagents

     - produces higher quality data than conventional methods

     Because these applications are among the most common experiments performed in genetic research, the potential customer base for these applications includes most pharmaceutical and biotechnology companies, as well as human genome research centers and other academic laboratories.

     We are developing new applications involving analysis of protein and cells, as well as additional applications involving DNA and RNA analysis. We believe that protein and cell applications on the Agilent 2100 Bioanalyzer may be particularly attractive to researchers in those disciplines because their existing tools are generally less advanced than those available to genetic researchers.

  High Throughput Systems

-----------------------------------------------------------------------------------------------
           PRODUCT                         DESCRIPTION                         STATUS
-----------------------------------------------------------------------------------------------
  Caliper 110 Sipper System      High throughput LabChip             Direct sales to customers
                                 instrument and software for
                                 single capillary Sipper chips
-----------------------------------------------------------------------------------------------
  Fluorogenic Assay Sipper       Sipper chip for screening           Direct sales to customers
  Chip                           several types of enzyme and
                                 protein receptor targets
-----------------------------------------------------------------------------------------------
  Mobility Shift Assay Sipper    Sipper chip for screening other     Direct sales to customers
  Chip                           types of enzyme and protein
                                 receptor targets
-----------------------------------------------------------------------------------------------
  Assay Development Station      Instrument system and software      Direct sales to customers
                                 for developing LabChip
                                 experimental methods
-----------------------------------------------------------------------------------------------
  Assay Development Chips        Chips for use with the assay        Direct sales to customers
                                 development station
-----------------------------------------------------------------------------------------------
  Cell-based Assay Sipper        Sipper chip for screening cell      In development
  Chip                           receptor targets
-----------------------------------------------------------------------------------------------
  Dilutor Sipper Chips           Sipper chips that do sample         In development
                                 preparation and screening on the
                                 same chip
-----------------------------------------------------------------------------------------------
  Caliper 220 Sipper System      Ultra high throughput LabChip       In development
                                 instrument and software for
                                 multiple capillary Sipper chips
-----------------------------------------------------------------------------------------------
  Multi-capillary Sipper         Multiple capillary versions of      In development
  Chips                          the Sipper chips described above
-----------------------------------------------------------------------------------------------

     Our high throughput systems are being designed to perform thousands or tens of thousands of pharmaceutical experiments per day on each Sipper chip.

     Caliper 110 Sipper System. Our first high throughput system is based on the Caliper 110, which uses a Sipper chip with a single capillary. Like the Agilent 2100 Bioanalyzer, the Caliper 110 is designed to perform a wide range of experiments using a menu of different chips. We currently offer two Sipper chips used for performing drug screening experiments for several classes of enzymes. High throughput enzyme experiments are among the most common experiments used in primary drug screening. Some of the reagents used in these experiments are expensive and it can take months to produce them in the quantities required for conventional screening systems. We believe the principal advantages of the Caliper 110 are that it:

     - reduces costly reagent consumption up to 100,000-fold

     - integrates multiple experimental functions

     - reduces the need for user intervention

     - produces higher data quality than conventional methods

     We expect to add several more Sipper chips enabling our technology access program customers to use the Caliper 110 for a significant percentage of the types of experiments they run. Another important advantage of the Caliper 110 is that it can be used not only for primary screening but also for lead optimization. Furthermore, the Caliper 110 is compact and could be placed in locations outside the centralized screening group, allowing for more efficient drug development efforts.

     Caliper 220 Ultra High Throughput System. We expect to increase throughput by increasing the number of channels and capillaries on each chip. We intend to introduce chips with four and then eight or more capillaries per chip and to enable customers to effectively utilize multiple instruments by providing integrated plate handling capabilities. We are currently testing a prototype of our Caliper 220 ultra high throughput instrument and expect to offer this product to technology access program customers in 2000. In this way, we expect to offer systems that can perform more than 100,000 experiments per day.

     We are also working to integrate compound storage and sample preparation into our screening systems. These activities represent major expenses for pharmaceutical companies. We believe that our LabChip systems can offer dramatic cost reductions in these areas. We intend to offer a Sipper chip which can dilute compounds on the chip prior to performing the screening experiment, or "assay." We expect that this will reduce the amount of expensive compounds used by approximately 1,000-fold and eliminate the major expense of diluting thousands of compounds in wells. The next integration step will be to enable researchers to place entire compound libraries onto our proprietary LibraryCard reagent array, and then dilute and access compounds using the capillary of our Sipper chips. For a description of our LibraryCard reagent array program, see "-- Research and Development."

     We sell our current high throughput systems to technology access program customers and provide training and support. We also develop initial assays for them and offer some level of customization in order to integrate our systems most effectively into each customer's production processes.

     We sell assay development systems to our technology access program customers so that they can modify experimental conditions used with our standard assay chips to be suitable for each new pharmaceutical target. This process is comparable to the assay development they already carry out with existing screening systems, which typically takes several weeks to a few months. In fact, we believe that the process likely will be accelerated and improved using chip-based systems.

  Services

-----------------------------------------------------------------------------------------------
           SERVICE                         DESCRIPTION                         STATUS
-----------------------------------------------------------------------------------------------
  Value Added Screening          Assay development, compound         Direct sales to customers
  Collaborations                 leasing and screening services
                                 for customers' pharmaceutical
                                 targets
-----------------------------------------------------------------------------------------------

     We are using our high throughput systems internally to offer screening services to pharmaceutical and biotechnology customers that prefer to outsource this activity. Under our value added screening collaboration program, we develop LabChip assays for targets selected by a customer. We then screen the targets against the customer's compound library, our own library, or both, and provide the data to the customer.

     We believe that our screening services also add substantial value to our product businesses. We deploy our most advanced high throughput screening systems in our internal screening services operation. By making intensive use of those systems in this business, we can provide critical feedback to our product development groups. This accelerates development and enables us to deliver better systems to our technology access program customers. We also intend to use our screening services capability to demonstrate to potential technology access program customers how our LabChip systems can streamline screening operations and enhance productivity.

COMMERCIALIZATION

     We currently are commercializing our first personal laboratory system, the Agilent 2100 Bioanalyzer system, through our collaboration with Agilent. We are also directly selling our high throughput systems through our technology access program and are providing high throughput screening services through our value added screening collaboration program.

  Strategic Alliance with Agilent

     We have established a broad relationship with Agilent to create a line of commercial research products based on our LabChip technologies. This relationship provides us with the scale and expertise of a leading analytical instrumentation company to bring these novel products to market. When this relationship was established in May 1998, Agilent and Caliper publicly stated their intention to invest over $100 million collectively to create and commercialize this line of products over the ensuing five years. In September 1999, Agilent introduced the Agilent 2100 Bioanalyzer with three different LabChip kits, our first LabChip products under this agreement.

     In this collaboration, Caliper primarily focuses on developing core technology and LabChip applications. We also manufacture the chips and supply the chips and reagents to Agilent. If we elect, however, not to manufacture chips for a LabChip application or we are unable to meet minimum supply commitments to be mutually established in the future, Agilent would have the right to manufacture those chips. Agilent primarily focuses on developing instruments and software, manufacturing instruments, and marketing, selling and supporting complete systems. Agilent has the contractual right to develop the marketing plan under the collaboration, although to date we and Agilent have made these decisions in a collaborative manner.

     Agilent funds our product development efforts under the collaboration, reimburses our costs of supplying chips and reagents, and pays us a share of the gross margin on all components of LabChip systems. The gross margin share varies depending on the type of collaboration product, whether we or Agilent manufacture the collaboration product, and whether the collaboration product is sold during the collaboration or after the collaboration has terminated. These financial arrangements allow us to offset a portion of the substantial risks inherent in introducing novel technologies. At the same time, they enable us to support a broad product development program and to retain a substantial financial interest in the products we create.

     Our agreement with Agilent is mutually exclusive in the field of lab-on-a-chip technologies for the research products market. It requires our consent before Agilent may offer products exceeding established sample throughput limits, and it requires Agilent's consent before we may offer these products outside the collaboration in excess of established volume limitations.

     The term of the Agilent agreement is eight years, beginning in May 1998. After three years, Agilent may elect not to meet annual funding requirements, in which case either party may terminate the agreement. In any event either party may terminate the agreement after five years. If the agreement terminates after three years, we will continue to offer the collaboration's products through Agilent but Agilent will have no rights to our technologies for the development of new products. If either party terminates the agreement after five years, we will grant Agilent a non-exclusive license to use the lab-on-a-chip technologies that we have developed up to that time in order to develop new products in substantially the same field that applied during the collaboration. We will also transfer chip manufacturing know-how and receive royalties on Agilent's sales of systems that employ our patented technologies. Regardless of whether the collaboration terminates after three or five years, both Caliper and Agilent will have the right to sell collaboration products, with reciprocal supply arrangements.

  Technology Access Program

     Our technology access program is initially focused on high throughput systems for drug screening. In this program, we work directly with pharmaceutical company customers during the product development process to create successive generations of products. We provide technology access program customers with early access to new products, and offer technical training, support and customization services. By working closely with these customers, we focus our technology and product development efforts where we believe they can have maximum impact for the pharmaceutical marketplace.

     Our technology access program customers have non-exclusive access to all of the high throughput screening products we offer during the term of the agreement. These agreements generally provide for

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

customers to pay an up-front license fee and annual subscription fees, and to reimburse us for our costs of providing development and support services. Instruments and chips are generally sold separately on a product-by-product basis, although some agreements establish prices for critical instruments or estimates of the price we will charge them for Sipper chips based on the amount of data they generate. Our technology access program customers can terminate their participation in the program and still have the right to purchase those products that we offered to them during their participation in the program.

     We currently have three technology access program customers for our high throughput screening systems: Eli Lilly, Amgen, and Hoffmann-La Roche. Our agreements with these customers generally contain the terms described above. Key terms unique to each agreement are described below.

     Eli Lilly. We signed our most recent technology access agreement with Eli Lilly in August 1999. The term is three years, although Eli Lilly may temporarily suspend its technology access program participation and later reinitiate participation, during which time our support and assistance obligations will also be suspended. Under this agreement our obligations include support for assay development for targets, training for Eli Lilly personnel, and support for custom development projects. Eli Lilly may terminate the agreement on any anniversary.

     Amgen. We entered into a technology access agreement with Amgen in December 1998. Under this agreement, Amgen may delay payment of its second annual subscription fee until we have delivered an initial ultra high throughput system. The term of this agreement is three years, although Amgen may terminate the agreement on any anniversary or if we fail to deliver the ultra high throughput screening system in a timely manner.

     Hoffmann-La Roche. We entered into a technology access agreement with Hoffmann-La Roche in November 1998, which is due to expire in July 2000. This agreement supersedes an earlier agreement under which Roche funded early development of the high throughput screening technology in exchange for exclusive rights to an ultra high throughput screening system. Roche now has non-exclusive rights similar to other technology access program customers. We did not receive an up-front license fee or annual subscription fee from Hoffmann-La Roche.

  Value Added Screening Collaboration Program

     In our value added screening collaboration program we offer high throughput screening services using our LabChip systems. This can enable smaller companies that may not be able to afford to participate in our technology access program to take advantage of our high throughput systems in the early phases of commercialization. Our first value added screening collaboration agreement was established with Neurocrine Biosciences in December 1998. We receive screening fees based on the amount of data generated, preclinical milestones and royalties on Neurocrine products emerging from the collaboration. This agreement has a three-year term, but may be terminated by either party under limited circumstances after the first year.

TECHNOLOGY

     We believe that we have established a leading position in three areas of lab-on-a-chip technology.

  Microfabrication

     We create lab-on-a-chip devices using the same manufacturing methods that are used to make microchips in the computer industry called "microfabrication." Microfabrication makes it possible to create intricate designs of interconnected channels that are extremely small. Each pattern is designed to produce the series of fluid manipulation steps that will execute an experiment. We use the principles of fluid dynamics, chemical and electrical engineering and biophysics to create initial designs using computer-aided design tools. Because we have designed, manufactured and tested hundreds of different chips, we have developed proprietary design rules that make each round of chip creation more predictable and likely to succeed. We design our chips to be disposable and relatively inexpensive to manufacture. We place the more expensive electronic controls and sensing capability in a separate instrument.

     Once a design pattern is completed, we use microchip manufacturing methods to recreate the design as channels in a sheet of quartz, glass or plastic. This process creates highly precise channels with

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

dimensions that can be varied by width and depth. A typical channel is roughly 50 microns wide and 10 microns deep, approximately the size of a strand of hair.

     In the next step, a second sheet of quartz, glass or plastic with a precise pattern of holes is fused to the first sheet using a proprietary process. This covers the channels and converts them to closed microfluidic conduits. The end of each channel connects to an open reservoir through which fluids are introduced. The sheets are then cut into individual chips, which can be less than one inch to a few inches on a side. The individual chips are then packaged into plastic holders that make them easier for the user to handle.

     We currently make two basic chip formats. In our planar chips, such as those used in the Agilent 2100 Bioanalyzer, the user introduces all of the chemical reagents into the reservoirs, including the various samples to be tested, using pipets. In our Sipper chips, such as those used in the Caliper 110, a small glass tube, or capillary, inserted into the chip draws a few nanoliters of each sample into the channel network. In this way, minute quantities of a large number of samples can be tested in a single chip. The samples are introduced into the capillary one after the other, spaced by buffer solution. They proceed through the channel network in a continuous flow, assembly-line fashion to perform a complete experiment. We have an issued U.S. patent claiming this assay technique.

  Microfluidics

     In our LabChip systems the movement of minute quantities of fluids, or "microfluidics," is actively controlled by computer programs. We use two different methods of generating fluid motion in microchannels: electrokinetics and pressure.

     Electrokinetic flow is generated when electrodes attached to computer-driven power supplies are placed in the reservoirs at each end of a channel and activated to generate electrical current through the channel. Under these conditions, fluids of the appropriate type will move by a process known as "electro-osmosis." Typical flow rates within the channel are about a millimeter per second and the flow rate can be controlled with a high degree of precision. Programs can then be written to generate highly specific and complex networks of flow. One key to designing complex systems is controlling and directing the flow at intersections. Fundamental techniques for accomplishing this were invented by Dr. J. Michael Ramsey, one of our co-founders and a member of our Scientific Advisory Board, and are covered by a series of issued and pending U.S. patent applications. We hold an exclusive license to these patents for most applications and a non-exclusive license for remaining applications.

     Another electrokinetic phenomenon known as "electrophoresis" occurs in the channels. This is the movement of charged molecules or particles in an electric field. Electrophoresis is often used in conventional laboratories for analyzing molecules since they move differently according to their physical make-up. Electrophoresis can be used to move molecules in solution, or to separate molecules with very subtle differences. Electrophoresis and electro-osmosis generally occur at the same time in channels. However, we have developed proprietary techniques for minimizing either force while maintaining the other, as appropriate, for a given application.

     Pressure can also be used to move fluid in the channels. On the microfluidic scale, small amounts of pressure produce highly predictable and reproducible fluid flow. We use both computer-controlled pressure and electrokinetic forces to gain precise control over fluid flow in the microfluidic channel network. It is possible to use electrokinetic forces alone, pressure forces alone, or a combination of the two methods.

  Lab-on-a-Chip Applications Development

     We have developed a large amount of expertise at discovering new functions that microfluidic chips can perform. We have generated proprietary computer models of how an experiment can be carried out. We store these functional designs and we can incorporate them into new designs that simulate complete experiment pathways. In this way, we believe the value of new microfluidic inventions can be rapidly expanded across many application development projects.

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

     We have also developed expertise at making experiments work in our chips. Currently, all of our systems use fluorescent chemical reagents and optical detection instruments to read experimental results. We often need to explore chemical strategies for labeling relevant reagents that can reveal how different molecular interactions take place. Another area of investigation addresses the fact that in these small dimensions, the amount of channel surface material relative to the amount of liquid is many times higher than in a test tube or microwell plate. Because of this, the surface material can exert a chemical influence on the biochemical reactions taking place. We have created strategies to avoid the problems this can cause, or benefit from it if possible. We have developed Sipper chips that perform and analyze enzyme reactions using part of the channel design as a tiny, continuously operating electrophoresis machine. Thus, reactions with one sample are going on in one area of the chip while electrophoretic separation of the products of another sample is taking place in a different part of the chip. We have also found that, in many cases, fluorescence polarization spectroscopy, an optical detection method that can determine the proportion of a fluorescent molecule that is attached to a larger molecule or is unbound in solution, can be used to read reaction results without needing to electrophoretically separate the biochemicals. We have built this optical detection capability into our high throughput systems. In general, our experience is that microfabrication and microfluidics provide a rich tool set with which to create innovative new applications.

RESEARCH AND DEVELOPMENT

     We have made substantial investments in lab-on-a-chip research and product development since our inception. We explored fundamental issues of lab-on-a-chip technology as early as possible in order to find solutions to important technical challenges and seek patent protection for our solutions. Today we are supplementing these core technology research efforts with applied product development efforts in several areas.

  Technology Research

     Our technology research activities fall into several classes.

     Chemical Engineering. We are increasing our understanding of the design rules guiding the development of new chips. Using the principles of chemical engineering we create patterns of interconnected channels that permit execution of the various common steps of experimentation. Designs from one chip can be used for other chips needing similar fluidic functions for a different application. Mathematics and computer models also help minimize the number of iterations necessary to achieve new functional chip designs.

     Chip Manufacturing. We continue to seek ways to improve the yield and decrease the cost of manufacturing our chips. We are exploring novel fabrication techniques and the use of new materials that offer functional advantages, such as manufacturing in quartz to take advantage of its superior optical features. We have development programs in manufacturing technology for chips made of plastic. Plastic devices potentially offer cost advantages and can offer favorable surface chemical features for some applications. A major area of development is micromachining technology for precisely attaching capillaries to our Sipper chips to access reagents. In high throughput experimentation, the number of capillaries and channels determines the level of throughput. Accordingly we are developing high yield fabrication methods to enable us to cost-effectively manufacture chips with many capillaries to perform ultra high throughput experimentation.

     Engineering and Software. We use the skills of electrical engineers, optical engineers, mechanical engineers, product designers and software engineers to create new instrumentation to run our chips. These instruments control fluid movement inside the chip, present the reagents to the chip from conventional fluid sources, and detect the results of biochemical or cell-based experiments with optical methods. Software engineers write computer programs that control the sources of fluid motion, communicate between different instrument components and interpret signals from the detection system. Currently we develop the software for our high throughput systems. We collaborate with Agilent to develop software for our personal laboratory systems.

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

  Product Development

     Our product development efforts are currently focused on new applications and capabilities for our existing instruments, our LibraryCard system, and high throughput genomic systems.

     Extensions of Existing Product Lines. For each of our first generation instruments, we are expanding the menu of applications to address other stages of the pharmaceutical development process. For the Agilent 2100 Bioanalyzer, we intend to introduce new applications that address everyday productivity needs in many areas of genomics, protein chemistry and cell biology. We are broadening the application menu for high throughput systems as well to include assays that measure many important activities of cells and proteins.

     LibraryCard System. We are developing a new format for storing and accessing reagents, which we call the LibraryCard reagent array. We have learned how to reconstitute very small quantities of dried reagents stored at high density on a planar surface. We can conveniently access reagents stored in this way using our Sipper chips. The LibraryCard reagent array could produce a fundamental change in the way large libraries of reagents are used. Today, these libraries are only accessible in centralized reference-style laboratories that can conveniently work with automated warehouses of reagents. When libraries can be reduced to the size of a postcard, high throughput experimentation involving massive data acquisition can be decentralized. We believe that this will increase the size of the market for applications that run on this type of system. We believe this type of system could significantly impact several stages of the pharmaceutical development process, particularly primary screening and pharmacogenetic studies.

     Genomics. Genomics is the high throughput analysis of DNA and RNA. Genomics applications include sequencing DNA and DNA genotyping. Genotyping is the determination of the DNA sequence variation present at a particular site in an individual's DNA. One type of these variations, called single nucleotide polymorphisms or "SNPs," are believed to be important determinants of disease. Like all experimentation processes, these applications are a combination of various fluid manipulations, biochemical reactions, molecular separations and detection. We believe they can be performed on the same basic high throughput platform we have built for other applications. In early 1999, we began a project, funded in part by the Advanced Technology Program of the National Institute of Standards and Technology, to adapt the platform and develop chips to run high throughput nucleic acids analyses. While the specific aim of the program is to develop a diagnostics system, the first commercial products to emerge from the technology could be genomics products, such as a system for high throughput SNP genotyping. Our goal is to apply lab-on-a-chip technology to some of the most important areas of biology today, including DNA sequencing, and emerging areas such as genetic analysis for pharmacogenetics.

     Our research and development expenses for the first nine months of 1999, and for the years ended 1998, 1997 and 1996, were approximately $12.3 million, $9.6 million, $7.2 million, and $2.7 million, respectively. We intend to increase our research and development budget and staffing levels during the remainder of 1999 and into 2000. As of September 30, 1999, we had 70 employees engaged in research and development, including 42 with advanced degrees.

MANUFACTURING

     We manufacture our chips in-house and are currently manufacturing high throughput instruments in limited volumes. We rely upon Agilent to manufacture the Agilent 2100 Bioanalyzer. Our high throughput instruments are generally integrated with plate stacking and handling units offered commercially by other companies. We contract with third parties to supply most reagents for the research products business. We currently depend on suppliers to supply prepared materials for use in the manufacture of chips. We intend to continue and may extend the subcontracting of portions of our manufacturing processes to subcontractors where we feel it best leverages the supplier's manufacturing experience, costs, and/or improves our ability to meet customer demands. For a discussion of the methods we use to manufacture our chips see "-- Technology" and "-- Research and Development."

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

COMPETITION

     Although we believe that we are currently the only company selling and delivering lab-on-a-chip products to customers, we expect to encounter intense competition from a number of companies that offer products for laboratory experimentation. We anticipate that our competitors will come primarily from the following two sectors:

     - companies providing conventional products based on established technologies

     - companies developing their own microfluidics or lab-on-a-chip technologies

     In order to compete against vendors of conventional products, we will need to demonstrate the advantages of our LabChip products over alternative well-established technologies and products. We will also need to demonstrate the potential economic value of our LabChip products relative to these conventional technologies and products. Some of the companies that provide these products include PE Corp., Agilent, Beckman-Coulter, Amersham Pharmacia Biotech, Bio-Rad Laboratories, Molecular Devices, and LJL BioSystems.

     We will also need to compete effectively with companies developing their own microfluidics or lab-on-a-chip technologies and products, such as Aclara Biosciences and Orchid Biocomputer. Other companies known to have initiated microfluidic programs include Motorola, 3M and PE Corp. Microfluidic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on our ability to establish and maintain a competitive position in these and future technologies which we may not be able to do. Rapid technological development may result in our products or technologies becoming obsolete. Products offered by us could be made obsolete either by less expensive or more effective products based on similar or other technologies.

     In addition, there is the possibility that we may experience competition from Agilent if they, or we, terminate our agreement after May 2003. Under the terms of our agreement, upon termination we will grant to Agilent a non-exclusive license to our LabChip technologies as then developed for use in the research products field.

     In many instances, our competitors have or will have substantially greater financial, technical, research, and other resources and larger, more established marketing, sales, distribution, and service organizations than we do. Moreover, competitors may have greater name recognition than we do, and may offer discounts as a competitive tactic. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products, or that would render our technologies and products obsolete. Also, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

INTELLECTUAL PROPERTY

     We seek patent protection on our lab-on-a-chip technologies. As of September 30, 1999, we owned or held licenses to 34 issued U.S. patents and 120 pending U.S. patent applications, some of which derive from a common parent application. Our issued patents expire between 2012 and 2018. Foreign counterparts of many of these patents and applications have been filed and/or issued in one or more other countries, resulting in a total of more than 330 issued patents and pending patent applications in the United States and foreign countries. Our issued patents expire between 2012 and 2019. These patents and applications are directed to various technological areas which we believe are valuable to our business, including:

     - control of movement of fluid and other material through interconnected microchannels

     - continuous flow high throughput screening assay methods and systems

     - analytical and control instrumentation

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

     - analytical system architecture

     - chip-based assay chemistries and methods

     - chip compatible sample accession

     - software for control of microfluidic based systems and data analysis

     - chip manufacturing processes

     We also rely upon copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our copyrights and trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses related to enabling technology or products used with our lab-on-a-chip technology.

     We are party to various exclusive and non-exclusive license agreements with third parties which give us rights to use certain technologies. For example, we have an exclusive license in the fields we are currently operating in from Lockheed Martin Energy Research Corporation, relating to patents covering inventions by Dr. J. Michael Ramsey. A failure to maintain some or all of the rights to these technologies could seriously harm our business.

EMPLOYEES

     As of September 30, 1999, we had a total of 101 employees, including 70 in research and development, 14 in manufacturing and 17 in administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

     Our principal research and development, manufacturing and administrative facilities are currently located in approximately 53,000 square feet of leased space in Mountain View, California. The lease for this space will expire in December 2008. We believe that our current facilities are adequate for our needs through the year 2000.

LEGAL PROCEEDINGS

     On March 22, 1999, we filed a lawsuit in California Superior Court for the County of Santa Clara (Case No. CV 780743), against Aclara Biosciences Inc., a patent attorney named Bertram Rowland and the law firm of Flehr, Hohbach, Test, Albritton and Herbert LLP, alleging that all three defendants misappropriated our trade secrets relating to our business plans, patents and intellectual property strategy. The suit also alleges that Mr. Rowland and Flehr Hohbach committed a breach of the duties they owed to us as our former attorneys. The suit seeks damages and equitable remedies to prevent Aclara, Mr. Rowland and Flehr Hohbach from benefiting from the alleged misappropriation and breach of duties. While we believe that our complaint is meritorious, we cannot assure you that we will prevail in our action against any or all of the defendants, or that if we prevail, the damages or equitable remedies awarded, if any, will be commercially valuable. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in pursuing our claims against Aclara, Mr. Rowland and Flehr Hohbach.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California (Case No. C-99-1968BZ) alleging that we are making, using, selling or offering for sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon the making, using, selling and offering for sale of our products and processes, and seeks to enjoin our continued activities relating to these products. This action subjects us to potential liability for damages,

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

including treble damages, and could require us to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While we believe we have meritorious defenses to this action, we cannot assure you that we will prevail in this action nor can we assure you that any license required would be made available on commercially acceptable terms, if at all. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Failure to successfully defend ourselves against the Aclara action could have a material adverse effect on our business, financial condition and operating results. For further information on the risks associated with this litigation see "Risk Factors -- We are involved in intellectual property litigation with Aclara Biosciences that may hurt our competitive position, may be costly to us and may prevent us from selling our products."

SCIENTIFIC ADVISORY BOARD

     We have assembled a group of scientific advisors who are leaders in fields related to microfluidics technology and systems. These advisors assist us in formulating our research, development and commercialization strategy and include:

George Whitesides, Ph.D., Chair, Mallinckrodt Professor of Chemistry at Harvard University and Member of the National Academy of Sciences. Dr. Whitesides is the Chairman of our Scientific Advisory Board.

J. Michael Ramsey, Ph.D., a co-founder of Caliper and Corporate Research Fellow and Head of the Laser Spectroscopy and Microinstrumentation Group in the Chemical and Analytical Sciences Division at Oak Ridge National Laboratory.

Robert H. Austin, Ph.D., Professor of Physics at Princeton University.

Charles P. Cantor, Ph.D., Professor of Biomedical Engineering and Biophysics at Boston University, and Member of the National Academy of Sciences.

George Church, Ph.D., Senior Investigator at the Howard Hughes Medical Institute at Harvard Medical School.

Jed Harrison, Ph.D., Professor of Analytical Chemistry at the University of Alberta.

Richard Haugland, Ph.D., President and Corporate Research Director of Molecular Probes, Inc.

James W. Jorgenson, Ph.D., Francis P. Venable Professor of Chemistry at the University of North Carolina.

Barry Karger, Ph.D., James L. Waters Chair in Analytical Chemistry and Director of the Barnett Institute of Chemical Analysis and Materials Science at Northeastern University, Boston, Massachusetts.

Butrus T. Khuri-Yakub, Ph.D., Professor of Electrical Engineering at the E.L. Ginzton Laboratory of Stanford University.

Andreas Manz, Ph.D., SmithKline Beecham Chair of Analytical Chemistry at the Imperial College of Science, London.

Stephen D. Senturia, Ph.D., Barton L. Weller Professor of Electrical Engineering at the Massachusetts Institute of Technology.

Christopher T. Walsh, Ph.D., Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School and Member of the National Academy of Sciences.

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                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND FOUNDERS

     The following presents information about our directors, executive officers and co-founders as of September 30, 1999.

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Daniel L. Kisner, M.D. ...................  52    President, Chief Executive Officer and Director
Calvin Y. H. Chow.........................  44    Chief Operating Officer and Co-founder
James L. Knighton.........................  45    Chief Financial Officer
Michael R. Knapp, Ph.D. ..................  47    Vice President of Science and Technology and
                                                  Co-founder
J. Wallace Parce, Ph.D. ..................  49    Vice President of Research and Co-founder
William M. Wright III.....................  51    Vice President of Operations
David V. Milligan, Ph.D.(1)(2)............  59    Chairman of the Board of Directors
Anthony B. Evnin, Ph.D.(1)................  58    Director
Charles M. Hartman(2).....................  58    Director
Regis P. McKenna..........................  60    Director
Robert T. Nelsen(2).......................  36    Director
Michael Steinmetz, Ph.D.(1)...............  52    Director
Lawrence A. Bock..........................  40    Co-founder
J. Michael Ramsey, Ph.D. .................  47    Co-founder

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     DANIEL L. KISNER, M.D., has served as our President and Chief Executive Officer since February 1999 and as a Director since March 1999. From May 1994 to January 1999, Dr. Kisner served as President and Chief Operating Officer of Isis Pharmaceuticals, Inc., a biotechnology company. From February 1993 to May 1994, Dr. Kisner served as Executive Vice President and Chief Operating Officer of Isis Pharmaceuticals, Inc. From March 1991 to February 1993, he served as Executive Vice President of Isis Pharmaceuticals, Inc. and was responsible for business and product development, and manufacturing. From December 1988 to March 1991, Dr. Kisner served as Division Vice President of Pharmaceutical Development for Abbott Laboratories. Dr. Kisner has held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine and certified in Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

     CALVIN Y. H. CHOW, co-founded Caliper and has served as our Chief Operating Officer since February 1998. Mr. Chow also served as our Vice President of Development from September 1995 to February 1998. From October 1985 to September 1995, Mr. Chow served as Vice President of Engineering and Operations of Molecular Devices Corporation, a bioanalytical instrumentation company, where he was responsible for product development and company-wide manufacturing. Mr. Chow holds a B.S. in Electrical Engineering from Illinois Institute of Technology and an M.S. in Electrical Engineering from Stanford University.

     JAMES L. KNIGHTON, has served as our Chief Financial Officer since September 1999. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. From 1985 to 1994, Mr. Knighton served in various operations, planning and R&D functions at

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

E. I. DuPont de Nemours Inc., a global, diversified chemical and life science company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and an M.B.A. from the Wharton School at the University of Pennsylvania.

     MICHAEL R. KNAPP, PH.D., co-founded Caliper and has served as our Vice President of Science and Technology since September 1995. From November 1994 through August 1995, Dr. Knapp was engaged in activities related to forming Caliper, including securing our core technology license and procuring financing. From October 1988 to October 1994, Dr. Knapp served as President and Scientific Director at Molecular Tool, Inc., a genetics technology company he co-founded in 1988. Previously, Dr. Knapp was on the staff of the Center for Neurobiology and Behavior at Columbia University and was a Scientific Director of Genetica SARL, an affiliate of Rhone Poulenc SA in Paris, France. Dr. Knapp holds a B.S. in Biology from Trinity College (Hartford) and a Ph.D. in Medical Microbiology from Stanford University.

     J. WALLACE PARCE, PH.D., co-founded Caliper and has served as our Vice President of Research since October 1995. Prior to joining Caliper, Dr. Parce spent 12 years with Molecular Devices Corporation as a founder, consultant, Director of Research and Vice President of Research. From 1980 until 1984 he was an Assistant Professor in the Department of Biochemistry at Wake Forest University, from 1982 until 1987 an associate in the Department of Microbiology and Immunology, and from 1984 until 1987, an Associate Professor of Biochemistry. Dr. Parce received his B.A. in Chemistry from Western Maryland College in 1972 and his Ph.D. in Biochemistry from Wake Forest University in 1976. From 1976 until 1980 Dr. Parce was a Post Doctoral Fellow in Chemistry at Stanford University.

     WILLIAM M. WRIGHT III, has served as our Vice President of Operations since September 1998. From November 1995 to May 1998, Mr. Wright served as Vice President of Operations of Biocircuits Corporation, a medical diagnostic company, where he was responsible for instrument and immunoassay cartridge manufacturing. From 1984 to 1995, Mr. Wright was Vice President of Site Operations with Dade International Inc., formerly a division of Baxter International, Inc., a medical products manufacturing company, where he assisted in the start-up and launch of the Baxter International Paramax Analytical Clinical Chemistry Business. Mr. Wright holds a B.S. in Industrial Technology from California State University at Long Beach.

     DAVID V. MILLIGAN, PH.D., has been a Director since October 1996 and the Chairman of the Board since April 1997. He has been a Vice President and Special Limited Partner of Bay City Capital, Merchant Bank since 1997. From 1979 to 1996, Dr. Milligan served in a variety of management positions at Abbott Laboratories, a healthcare products company. During his career at Abbott Laboratories he led both the diagnostic products and pharmaceutical products research and development organizations and was Senior Vice President and Chief Scientific Officer when he retired at the end of 1996. He is also a director of ICOS Corporation and Diametrics Medical, Inc. He is a member of the chemistry department advisory boards of the University of California at Berkeley and Princeton University. Dr. Milligan holds an A.B. in Chemistry from Princeton University and an M.S. and a Ph.D. in Organic Chemistry from the University of Illinois.

     ANTHONY B. EVNIN, PH.D., has been a Director since June 1996. He has been a General Partner of Venrock Associates, a venture capital partnership since 1975. He is also a director of Centocor, Inc., Ribozyme Pharmaceuticals, Inc. and Triangle Pharmaceuticals, Inc. Dr. Evnin holds an A.B. from Princeton University and a Ph.D. in Chemistry from Massachusetts Institute of Technology.

     CHARLES M. HARTMAN, has been a Director since June 1996. He has been a General Partner of CW Group, a manager of medical venture capital funds since April 1983. From 1966 to 1983, Mr. Hartman served in various positions at Johnson & Johnson where he was responsible for identification, evaluation and negotiation situations ranging from single product opportunities to company acquisitions, both domestically and internationally. Mr. Hartman is a director of The Hastings Center, a non-profit organization devoted to the study of bioethical issues in medicine and the life sciences. Mr. Hartman holds a B.S. in Chemistry from the University of Notre Dame and an M.B.A. from the University of Chicago.

     REGIS P. MCKENNA, has been a Director since September 1998. Mr. McKenna has been Chairman of The McKenna Group, an international consulting firm specializing in the application of information and telecommunications technologies to business strategies since 1973. Mr. McKenna is on the board of The Economic Strategies Institute and the Competitiveness Council. He is Chairman of the Board of the Santa Clara University Center for Science, Technology and Society and was a founding board member of Smart Valley. He is a trustee at Santa Clara University and President of the Board of Trustees for The New Children's Shelter of Santa Clara County. Mr. McKenna is on the board of directors of a number of high technology start-up companies. Mr. McKenna holds a B.A. from Duquesne University.

     ROBERT T. NELSEN, has been a Director since September 1995. Since July 1994, Mr. Nelsen has served as a senior principal of various venture capital funds associated with ARCH Venture Partners, including ARCH Venture Fund II, L.P., ARCH Venture Fund III, L.P. and ARCH Venture Fund IV, L.P. From April 1987 to July 1994, Mr. Nelsen was Senior Manager at ARCH Development Corporation, a company affiliated with the University of Chicago, where he was responsible for new company formation. He holds a B.S. in Biology and Economics from the University of Puget Sound and an M.B.A. from the University of Chicago.

     MICHAEL STEINMETZ, PH.D., has been a Director since July 1997. He has been a partner of MPM Asset Management LLC in Cambridge, MA, a venture capital firm focusing on investments in private biotechnology companies in the U.S. and Europe, since 1997. From 1997 to 1998, Dr. Steinmetz was also a partner of the Bellevue Group in Zurich, Switzerland. From 1986 to 1997, Dr. Steinmetz worked at Hoffmann-La Roche Inc. He headed the Biology Department in Basel and its worldwide biotechnology research activities. He also was Vice President of Preclinical Research and Preclinical Research and Development in Nutley, New Jersey. Dr. Steinmetz was a member of the Board of Directors at Roche USA and Millennium Pharmaceuticals. Dr. Steinmetz holds a Ph.D. in Natural Sciences from the University of Munich, has lectured at the University of Basel and is Adjunct Professor at Rutgers University.

     LAWRENCE A. BOCK, co-founded Caliper and served as a director of Caliper and acting Chief Executive Officer from inception until April 1997 and since then has been an advisor to Caliper. He has been a General Partner of CW Group, a medical venture capital fund since June 1998. From 1988 to 1998, Mr. Bock was General Partner of Avalon Ventures, a seed stage venture capital firm, where he founded Vertex Pharmaceuticals, Athena Neurosciences, Pharmacopeia, Neurocrine Biosciences and Argonaut Technologies. He is a founder and director of Illumina Inc. and FastTrack Systems, Inc. Mr. Bock holds a B.S. in Biochemistry from Bowdoin College and an M.B.A. from the University of California, Los Angeles.

     J. MICHAEL RAMSEY, PH.D., co-founded Caliper and has served on our Scientific Advisory Board since September 1995. Since February 1979 Dr. Ramsey has served on the research staff at Oak Ridge National Laboratory where he is presently a Corporate Research Fellow and Head of the Laser Spectroscopy and Microinstrumentation Group. Dr. Ramsey holds a B.S. degree in Chemistry from Bowling Green State University and a Ph.D. in Chemistry from Indiana University.

BOARD COMPOSITION

     We currently have seven directors. Upon the closing of this offering the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

     - the class I directors will be Anthony B. Evnin, Ph.D. and Robert T. Nelsen and their term will expire at the annual meeting of stockholders to be held in 2000

     - the class II directors will be Charles M. Hartman, David V. Milligan, Ph.D. and Michael Steinmetz, Ph.D. and their term will expire at the annual meeting of stockholders to be held in 2001

     - the class III directors will be Daniel L. Kisner, M.D. and Regis P. McKenna and their term will expire at the annual meeting of stockholders to be held in 2002

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Caliper.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1998, Mr. Hartman and Drs. Milligan and Steinmetz served as members of the compensation committee of our board of directors. No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in June 1996, our board of directors as a whole made decisions relating to compensation of our executive officers.

BOARD COMMITTEES

     Audit Committee. Our audit committee reviews our internal accounting procedures and consults with, and reviews the services provided by, our independent auditors. Current members of our audit committee are Drs. Evnin, Milligan and Steinmetz.

     Compensation Committee. Our compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and reviews general policy relating to compensation and benefits of our employees. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Current members of the compensation committee are Messrs. Hartman and Nelsen and Dr. Milligan.

DIRECTOR COMPENSATION

     Directors currently receive no cash compensation from us for their services as members of the board or for attendance at committee meetings. Directors may be reimbursed for expenses in connection with attendance at board of directors and committee meetings.

     In September of 1996, we granted Dr. Milligan, in connection with his attendance at our board and committee meetings, the right to purchase 19,230 shares of common stock at $0.11 per share. Our right to repurchase these shares lapses in 60 equal monthly installments. In November 1997, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $0.62 per share. This option fully vested in September 1998. In April 1999, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $0.97 per share. This option fully vested in September 1999. In October 1999, we granted Dr. Milligan an additional stock option to purchase 6,410 shares of common stock at an exercise price of $3.12. This option will fully vest in September 2000. In September 1998, we granted Mr. McKenna, in connection with his attendance at our board meetings, a stock option to purchase 19,230 shares of common stock at an exercise price of $0.97 per share. This option vests in 60 equal monthly installments. In October 1999, we granted Mr. McKenna an additional stock option to purchase 3,205 shares of common stock at an exercise price of $3.12 per share. This option fully vests in September 2000. We have also entered into consulting agreements with each of Dr. Milligan and Mr. McKenna. See "Transactions with Executive Officers, Directors and Five Percent Stockholders" for a description of these agreements.

     In October 1999, we adopted the 1999 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors who are not employees of Caliper or of any affiliate of Caliper. Any non-employee director elected after the closing of this offering will receive an initial option to purchase 20,000 shares of common stock. Starting at the annual stockholder meeting in 2000, all non-employee directors will receive an annual option to purchase 3,200 shares of common stock and the chairman of the board will receive an annual option to purchase 6,400 shares of common stock. See "-- Employee Benefit Plans -- 1999 Non-Employee Directors' Stock Option Plan" for a more detailed explanation of the terms of these stock options.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

     Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. Pursuant to this provision, we expect to enter into indemnification agreements with each of our directors and executive officers.


     We have obtained officer and director liability insurance to cover liabilities our officers and directors may incur in connection with their services to Caliper, including matters arising under the Securities Act. In addition, our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies including an injunction or other forms of non-monetary relief would remain available under Delaware law. Under current Delaware law, a director's liability to us or our stockholders may not be limited:


     - to any breach of the director's duty of loyalty to us or our stockholders

     - for acts or omissions not in good faith or involving intentional misconduct

     - for knowing violations of law

     - for any transaction from which the director derived an improper personal benefit

     - for improper transactions between the director and us

     - and for improper distributions to stockholders and loans to directors and officers

     This provision also does not affect a director's responsibilities under any other laws including the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director or officer of Caliper as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

     The following table presents summary information for the fiscal year ended December 31, 1998, regarding the compensation of each of our most highly compensated executive officers whose salary and bonus for 1998 were in excess of $100,000. We did not have a Chief Executive Officer or Chief Financial Officer during 1998. Dr. Daniel L. Kisner joined Caliper in February 1999 as our President and Chief Executive Officer, and Mr. James L. Knighton joined Caliper in September 1999 as our Chief Financial Officer. See "-- Employment Agreements" below for a description of Dr. Kisner's and Mr. Knighton's employment arrangements.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                  ANNUAL           ------------
                                                               COMPENSATION         SECURITIES
                                                            -------------------     UNDERLYING
NAME AND PRINCIPAL POSITION                                  SALARY      BONUS       OPTIONS
---------------------------                                 --------    -------    ------------
Calvin Y. H. Chow.........................................  $194,775    $38,000       64,102
Chief Operating Officer
Michael R. Knapp, Ph.D. ..................................   165,746     22,000       32,051
  Vice President of Science and Technology
J. Wallace Parce, Ph.D. ..................................   186,200     22,000       32,051
  Vice President of Research

     Mr. Chow's bonus figure includes $19,000 received in cash and 19,644 shares of common stock received in lieu of cash. Dr. Knapp's bonus figure includes $14,740 received in cash and 7,506 shares of common stock received in lieu of cash. Dr. Parce's bonus figure includes $14,740 received in cash and 7,506 shares of common stock received in lieu of cash.

                        OPTION GRANTS IN FISCAL YEAR 1998

     The following table presents each grant of stock options during the fiscal year ended December 31, 1998, to each of the individuals listed in the Summary Compensation Table.

     The exercise price of each option was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. In determining the fair market value of our common stock on the date of grant our board of directors considered many factors, including:

     - the option grants involved illiquid securities in a nonpublic company

     - prices of preferred stock issued by Caliper to outside investors in arm's-length transactions

     - the rights, preferences and privileges of the preferred stock over the common stock

     - Caliper's performance and operating results at the time of grant

     - Caliper's stage of development and business strategy

     - the likelihood of achieving a liquidity event for the shares of common stock underlying these options, such as an initial public offering or a sale of Caliper

     The exercise price may be paid in cash, promissory notes, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The options granted to Mr. Chow, Drs. Knapp and Parce vest as to 20% on September 16, 1999 and 1/60th per month thereafter.

     The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

     - multiplying the number of shares of common stock under the option by the assumed initial public offering price of $14.00 per share

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options

     - subtracting from that result the aggregate option exercise price

     Percentages shown under "Percentage of Total Options Granted in 1998" are based on an aggregate of 423,253 options granted to employees, consultants and directors of Caliper under our stock option plans during 1998.

                                                                                           POTENTIAL REALIZABLE
                                           INDIVIDUAL GRANTS                                 VALUE AT ASSUMED
                              --------------------------------------------                    ANNUAL RATES OF
                              NUMBER OF                                                         STOCK PRICE
                              SECURITIES                                                     APPRECIATION FOR
                              UNDERLYING   PERCENTAGE OF TOTAL   EXERCISE                       OPTION TERM
                               OPTIONS           OPTIONS         PRICE PER   EXPIRATION   -----------------------
NAME                           GRANTED       GRANTED IN 1998       SHARE        DATE          5%          10%
----                          ----------   -------------------   ---------   ----------   ----------   ----------
Calvin Y. H. Chow............   64,102            15.15%           $0.97      09/16/08    $1,330,026   $2,053,909
Michael R. Knapp, Ph.D. .....   32,051             7.57             0.97      09/16/08       665,014    1,026,959
J. Wallace Parce, Ph.D. .....   32,051             7.57             0.97      09/16/08       665,014    1,026,959

                       OPTION VALUES AT DECEMBER 31, 1998

     The following table presents the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of December 31, 1998. No shares were acquired on the exercise of stock options by these individuals during the year ended December 31, 1998.

     Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1998" are based on the assumed initial public offering price of $14.00, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                      OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 1998               DECEMBER 31, 1998
                                             ----------------------------    ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------    -----------    -------------
Calvin Y. H. Chow..........................    23,236          106,250        $313,157       $1,401,834
Michael R. Knapp, Ph.D.....................    30,663           74,200         416,319          984,223
J. Wallace Parce, Ph.D.....................    22,701           74,734         305,919          991,448

EMPLOYMENT AGREEMENTS

     In January 1999, we entered into an employment agreement with Daniel L. Kisner, M.D. to serve as our President and Chief Executive Officer at a base salary of $350,000 a year starting on February 28, 1999, with an annual discretionary bonus of up to 50% of his base salary based upon specific objectives to be agreed upon by Dr. Kisner and the board. Pursuant to the employment agreement, Dr. Kisner received an option to purchase 641,025 shares of our common stock at an exercise price of $0.97 per share. This option vests over a period of five years in 60 equal monthly installments. In addition, Dr. Kisner is entitled to a housing loan of up to $500,000 which may be forgiven over time, and monthly mortgage assistance to support a $500,000 mortgage, plus additional payments to compensate for the tax payable on these portions of his compensation. The employment agreement is at-will and contains a non-solicitation agreement. This agreement also provides that if Dr. Kisner is terminated without cause or Dr. Kisner voluntarily terminates his employment after a constructive termination, he will be paid his then current salary for 12 months in monthly installments or until he becomes employed, whichever is earlier, and a portion of his options will be partially accelerated.

     In September 1999, we entered into an employment agreement with James L. Knighton to serve as our Chief Financial Officer at a base salary of $245,000 a year starting in September, 1999, with a sign-on bonus of $50,000 and an annual discretionary bonus set by the board based upon specific objectives to be determined, with a minimum bonus of 30% of his base salary guaranteed during the first 12 months of employment. In addition, Mr. Knighton will receive a stock bonus equal to $100,000 divided by the initial public offering price when our common stock trades at or above 125% of the initial public offering price for six consecutive months. Pursuant to the employment agreement, Mr. Knighton received an option to purchase 269,230 shares of our common stock at an exercise price of $3.12 per share, plus a bonus payable at the time of exercise in the amount of $1.56 per share of stock exercised, plus an additional amount to cover taxes on the bonus. Mr. Knighton's stock option was approved by our board in October 1999. In addition, Mr. Knighton is entitled to a housing loan of up to $500,000. The employment agreement is at-will, and provides that if Mr. Knighton is terminated without cause or Mr. Knighton voluntarily terminates his employment after a constructive termination, he will be paid his base salary for 12 months in monthly installments or until he becomes employed, whichever is earlier, and a portion of his options will be partially accelerated.

EMPLOYEE BENEFIT PLANS

  1999 Equity Incentive Plan

     We adopted our 1999 equity incentive plan in October 1999. The incentive plan is an amendment and restatement of our 1996 stock incentive plan and will terminate in 2009 unless the board terminates it sooner.

     Share Reserve. We have reserved a total of 4,000,000 shares of our common stock for issuance under the 1999 equity incentive plan. As of September 30, 1999, under the 1999 equity incentive plan (a) options to purchase 1,578,492 shares of common stock were outstanding and (b) options to purchase 613,307 shares had been exercised. If the recipient of a stock award does not purchase the shares under the stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

     On the day after each annual meeting of our stockholders for 10 years, beginning in 2000, the number of shares in the reserve automatically will be increased by the greater of:

     - 5% of our outstanding shares on a fully-diluted basis; or

     - that number of shares that could be issued under awards granted under the incentive plan during the prior 12-month period.

The automatic share reserve increase in the aggregate may not exceed 12,820,000 shares over the 10-year period.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or substitute all outstanding awards under the incentive plan. If it declines to do so, then generally the vesting and exercisability of the stock awards will accelerate.

  1996 Equity Incentive Plan

     Our 1996 equity incentive plan was adopted by the board of directors in January 1996 and approved by the stockholders in August 1996. The board authorized and reserved an aggregate of 705,128 shares of Caliper common stock for issuance under the 1996 equity incentive plan. The 1996 equity incentive plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants of Caliper and its affiliates. The 1996 equity incentive plan provides that it will be administered by the board, or a committee appointed by the board, which determines recipients and types of options to be granted, including number of shares under the option and the exercisability of the shares.

     As of September 30, 1999, under the 1996 equity incentive plan (a) options to purchase 91,399 shares of common stock were outstanding and (b) options to purchase 116,425 shares had been exercised. In July 1996, the board voted that no additional grants would be made under the 1996 equity incentive plan.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding stock awards will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or substitute all outstanding awards under the incentive plan. If it declines to do so, then generally the vesting and exercisability of the stock awards will accelerate.

  1999 Non-Employee Directors' Stock Option Plan

     We adopted the 1999 non-employee directors' stock option plan in October 1999. The directors' plan provides for the automatic grant to our non-employee directors of options to purchase shares of our common stock. The directors' plan will terminate in 2009 unless the board terminates it sooner.

     Share Reserve. We have reserved a total of 200,000 shares of our common stock for issuance under the directors' plan. On the day after each annual meeting of our stockholders, for 10 years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

     - 0.3% of our outstanding shares on a fully-diluted basis, or

     - that number of shares that could be issued under options granted under the directors' plan during the prior 12-month period.

     If an optionholder does not purchase the shares under the option before the option expires or otherwise terminates, the shares that are not purchased again become available for issuance under the directors' plan.

     Eligibility and Option Terms. Each person who is first elected or appointed as a non-employee director after this initial public offering will automatically receive an option for 20,000 shares. The initial grant will be fully exercisable upon date of grant and will vest monthly over 5 years.

     In addition, on the day after each of our annual meetings of the stockholders, starting with the annual meeting in 2000, each non-employee director will automatically receive another option if the recipient has been a non-employee director for at least the prior six months. The annual grant will cover 6,400 shares for the chairman of the board and 3,200 shares otherwise, will be fully exercisable upon date of grant and will vest in 12 months. Options have an exercise price equal to 100% of the fair market value of our common stock on the grant date. The option term is 10 years.

     Effect on Options of a Merger. If we dissolve or liquidate, then outstanding options will terminate immediately prior to the event. If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or consolidation then, the surviving entity will either assume or replace all outstanding options under the directors' plan. If it declines to do so, then generally the vesting and exercisability of the options will accelerate. However, if an option is assumed or replaced but the optionholder is not elected to the board of directors of the acquiring or surviving corporation at the first meeting of the board after the event, then the vesting of that option will accelerate by 18 months.

     Options Issued. The directors' plan will not be effective until the date of this initial public offering of our stock. Therefore, we have not issued any options under the directors' plan.

  1999 Employee Stock Purchase Plan

     We adopted the 1999 employee stock purchase plan in October 1999. The purchase plan has no set termination date. It will terminate when all of the shares reserved under it have been issued unless the board terminates it earlier.

     Share Reserve. We authorized the issuance of 300,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan. On the day after each annual meeting of our stockholders for 10 years, beginning in 2000, the number of shares in the reserve automatically will be increased by the greater of:

     - 0.5% of our outstanding shares on a fully-diluted basis, or

     - that number of shares that have been issued under the purchase plan during the prior 12-month period.

     The automatic share reserve increase in the aggregate may not exceed 3,000,000 shares over the 10-year period.

     Eligibility. We intend to qualify the purchase plan as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and full-time employees of our affiliates incorporated in the United States who have been employed for at least 10 days may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

     Offerings. Under the purchase plan, the board may specify offerings of up to 27 months. Unless the board otherwise determines, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

     - 85% of the fair market value of a share on the first day of the offering, or

     - 85% of the fair market value of a share on the purchase date.

     The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

     - 85% of the fair market value of a share on the day they began participating in the purchase plan, or

     - 85% of the fair market value of a share on the purchase date.

     Participating employees may authorize payroll deductions of up to 10% of their compensation for the purchase of stock under the purchase plan. Employees may end their participation in the offering at any time up to 10 days before a purchase period ends. Their participation ends automatically on termination of their employment.

     Other Provisions. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

     If we sell, lease or dispose of all, or substantially all, of our assets, or are acquired pursuant to a merger or acquisition then, the board may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, the board may shorten the offering period and provide that our stock will be purchased for the participants immediately before the event.

  401(k) Plan and Deferred Compensation Plan

     We maintain a retirement and deferred savings plan for our employees that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to a statutory limit, which is $10,000 in calendar year 1999. In December 1999, we established a deferred compensation plan, which is an unfunded plan established primarily for the purpose of providing deferred compensation for our executive officers and highly compensated employees. The plan will take effect on February 1, 2000. Under the terms of the plan, participants in the plan are permitted to defer receipt and therefore income taxation on a portion or all of their taxable wages from Caliper until they terminate their employment with Caliper.

              TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND
                           FIVE PERCENT STOCKHOLDERS

     The following executive officers, directors or holders of more than five percent of our voting securities purchased securities in the amounts as of the dates shown below.

                                                                         SHARES OF PREFERRED STOCK
                                           COMMON         --------------------------------------------------------
                                            STOCK           SERIES B         SERIES C        SERIES D     SERIES E
                                      -----------------   -------------   --------------   ------------   --------
DIRECTORS AND EXECUTIVE OFFICERS
Daniel L. Kisner, M.D...............             64,101              --               --             --        --
Calvin Y. H. Chow...................            218,178              --               --             --        --
Michael R. Knapp, Ph.D..............            210,263          20,479            5,342             --        --
J. Wallace Parce, Ph.D..............            193,220              --               --             --        --
William M. Wright III...............             10,256              --               --             --        --
David V. Milligan, Ph.D.............             96,152              --               --             --        --
Charles M. Hartman..................              7,692              --               --             --        --
Regis P. McKenna....................             19,230              --               --         32,051        --
5% STOCKHOLDERS
Venrock Associates(1)...............             76,181       1,062,536           44,267         55,128        --
Venrock Associates II, L.P.(1)......             46,692         652,779           66,401         73,077        --
CW Partners III, L.P.(2)............            122,874              --               --             --        --
CW Ventures II, L.P.(2).............                 --       1,414,831           90,906             --        --
Lombard Odier & Cie.................                 --         409,594          641,026        480,769   224,359
The Dow Chemical Company............                 --              --               --      1,041,667        --
Hoffmann-La Roche Inc...............                 --              --          854,701             --        --
BB BioVentures, L.P.(3).............                 --              --               --        801,282        --
Price Per Share.....................  $0.00156 to $0.97      $1.2207211            $4.68          $6.24     $9.36
Date(s) of Purchase.................       8/95 to 9/99   4/96 to 10/96   10/96 to 12/96   1/97 to 3/98      5/98

---------------
(1) Anthony B. Evnin, Ph.D., one of our directors, is a general partner of Venrock Associates.

(2) Charles M. Hartman, one of our directors, is a general partner of CW Group.

(3) Michael Steinmetz, Ph.D., one of our directors, is a partner of MPM Asset Management LLC, the management advisor of BB BioVentures, L.P.

     We have entered into the following agreements with our executive officers, directors and holders of more than five percent of our voting securities.

     Amended and Restated Investors' Rights Agreement. Caliper and the preferred stockholders described above have entered into an agreement, pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into common stock on a one for one basis. See "Description of Capital Stock -- Registration Rights" for a further description of the terms of this agreement.

     Dow Chemical Agreement. On January 14, 1997, we entered into a development agreement with The Dow Chemical Company to work together on polymer chip manufacturing technologies. This work concluded in 1998. In consideration of Dow's contribution under the development agreement, we issued 240,385 shares of our Series D preferred stock to Dow. The remaining shares of Series D preferred stock held by Dow were purchased with cash in connection with our Series D financing.

     MPM Capital Advisors LLC Agreement. On July 24, 1997, we entered into an agreement with MPM Capital Advisors LLC. Under the terms of this agreement, MPM agreed to develop a strategic overview and business plan for Caliper. In consideration for these services we paid MPM $125,000 and issued 39,262 shares of our common stock. This agreement was terminated on April 23, 1998.

     David V. Milligan, Ph.D. Consulting Agreement. As part of our ongoing program of research and development, we entered into a twelve-month consulting agreement with Dr. David V. Milligan, our Chairman of the Board, effective April 30, 1997. The term of this agreement may be renewed annually for up to five years. Under the terms of this agreement, Dr. Milligan has agreed to provide consultation and advice concerning our core competitive strengths and the development of optimal growth strategies. In exchange, we have agreed to pay Dr. Milligan $80,000 per year and granted Dr. Milligan a stock option to purchase 64,102 shares of our common stock at $0.47 per share. This option vests monthly over a period of five years. This agreement has been renewed and remains in effect. We have also granted Dr. Milligan stock options in connection with his services as one of our directors. See "Management -- Director Compensation."

     Regis P. McKenna Consulting Agreement. We entered into a twelve-month consulting agreement with Regis P. McKenna, one of our directors, on April 30, 1997. Under the terms of this agreement, Mr. McKenna agreed to provide assistance in developing our technology and business strategies. In exchange, Mr. McKenna was allowed to purchase 19,230 shares of common stock at $0.62 per share. In July 1998, Mr. McKenna was granted a stock option for 19,230 shares of common stock at $0.97 per share. In August 1999, Mr. McKenna was granted a stock option for 19,230 shares of common stock at $0.97 per share. This option vests in twelve equal monthly installments beginning in May 1999. This agreement has been renewed and remains in effect. We have also granted Mr. McKenna stock options in connection with his services as one of our directors. See
"Management -- Director Compensation."

     Executive Employment Agreements. We have entered into employment contracts with Daniel L. Kisner, M.D. our President and Chief Executive Officer, and James
L. Knighton, our Chief Financial Officer. See "Management -- Employment Agreements."


     Indebtedness of Management. In March 1997, we loaned Michael R. Knapp, our Vice President of Science and Technology, $200,000 in connection with the purchase of a residence. The interest on this loan is 6.61% per year and begins to accrue on January 1, 2002. The principal and accrued interest is to be repaid in five equal annual installments beginning June 30, 2002. The promissory note will accelerate and become due and payable should Dr. Knapp's employment with us be terminated for any reason. The promissory note is full recourse and is secured by a deed of trust on the residence. In September 1999, we loaned Daniel
L. Kisner, M.D. our President and Chief Executive Officer, $425,000 in connection with the purchase of a residence. The loan has a maximum term of six years with an annual interest rate of 5.96%. The loan may be forgiven by our board based upon Dr. Kisner's performance over five years.


     Warrants. In August 1995, we entered into an agreement, as amended, with Michael R. Knapp, Ph.D., our Vice President of Science and Technology, under which we agreed to issue to Dr. Knapp two warrants, each for 19,230 shares of our common stock at $1.22 per share, upon the achievement of performance milestones. In October 1996, we issued to Dr. Knapp the first of the two warrants. This warrant is exercisable until October 11, 2006.

     Stock Options. In October 1996, in connection with his services as a consultant to us, we granted to Charles M. Hartman, one of our directors, a stock option to purchase 7,692 shares of common stock at an exercise price $0.47 per share.

     We believe that all of the transactions described above were made on terms no less favorable to Caliper than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Caliper and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Caliper than could be obtained from unaffiliated third parties.

     Indemnification Agreements. We intend to enter into indemnification agreements with our directors and officers for the indemnification of these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of our common stock as of September 30, 1999, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

     - each of the individuals listed in the "Summary Compensation Table" above

     - each of our directors

     - each person, or group of affiliated persons, who is known by us to own beneficially five percent or more of our common stock

     - all current directors and executive officers as a group

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock under options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.


     Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 15,804,501 shares of common stock outstanding on September 30, 1999 and 20,304,501 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Caliper Technologies Corp., 605 Fairchild Drive, Mountain View, California 94043.



                                                            BENEFICIAL OWNERSHIP
                                                              PRIOR TO OFFERING
                                              -------------------------------------------------
                                                               SHARES ISSUABLE
                                                                 PURSUANT TO
                                                                 OPTIONS AND         SHARES
                                                                  WARRANTS         CALIPER MAY        PERCENTAGE
                                                                 EXERCISABLE       REPURCHASE        BENEFICIALLY
                                               NUMBER OF           WITHIN            WITHIN              OWNED
                                                 SHARES          60 DAYS OF        60 DAYS OF     -------------------
                                              BENEFICIALLY      SEPTEMBER 30,     SEPTEMBER 30,    BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER             OWNED              1999              1999        OFFERING   OFFERING
------------------------------------          ------------    -----------------   -------------   --------   --------
DIRECTORS AND EXECUTIVE OFFICERS
Daniel L. Kisner, M.D.(1)...................      64,101            32,050               --            *          *
Calvin Y. H. Chow(2)........................     218,178             5,373           25,641          1.4%       1.1%
Michael R. Knapp, Ph.D......................     236,084            29,944            4,807          1.7        1.3
J. Wallace Parce, Ph.D.(3)..................     193,220            10,180           28,205          1.3        1.0
David V. Milligan, Ph.D.....................      96,152                --           39,102            *          *
Anthony B. Evnin, Ph.D.(4)..................   2,077,061                --               --         13.1       10.2
Charles M. Hartman(5).......................   1,636,303                --               --         10.4        8.1
Regis P. McKenna(6).........................      51,281            33,332               --            *          *
Robert T. Nelsen(7).........................     708,837                --               --          4.5        3.5
Michael Steinmetz, Ph.D.(8).................     840,544                --               --          5.3        4.1
5% STOCKHOLDERS
Venrock Associates(4).......................   2,077,061                --               --         13.1       10.2
Lombard Odier & Cie(9)......................   1,755,748                --               --         11.1        8.7
CW Group(5).................................   1,628,611                --               --         10.3        8.0
The Dow Chemical Company(10)................   1,041,667                --               --          6.6        5.1
Hoffmann-La Roche Inc.(11)..................     854,701                --               --          5.4        4.2
BB BioVentures, L.P.(8).....................     840,544                --               --          5.3        4.1
All directors and executive officers as a
  group (12 persons)(12)....................   6,132,017           112,587           97,755         39.2%      30.6%

---------------
  *  Represents beneficial ownership of less than 1 percent.

 (1) Includes 38,461 shares held by The Kisner Revocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee, 12,820 shares held by The Jordan Renee Kisner Exempt Irrevocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee and 12,820 shares held by The Griffin Daniel Kisner Exempt Irrevocable Trust u/a/d 9/23/99, of which Dr. Kisner is a trustee.

 (2) Includes 25,872 shares that are held by Tiffany Chow, 12,820 shares held by Harrison Chow and 12,820 shares held by Stephanie Chow, the children of Mr. Chow.

 (3) Includes 12,820 shares held by Charles Andrew Parce and 12,820 shares held by Laura Marie Parce, the children of Dr. Parce.

 (4) Consists of 1,238,112 shares held by Venrock Associates, and 838,949 shares held by Venrock Associates II, L.P. Venrock Associates is located at 30 Rockefeller Plaza, Suite 5508, New York, NY 10112. Dr. Evnin, David R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg and Anthony Sun are general partners of Venrock Associates and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares.

 (5) Includes 122,874 shares held by CW Partners III, L.P., and 1,505,737 shares held by CW Ventures II, L.P. CW Group is located at 1041 Third Avenue, 2nd Floor, New York, NY 10021. Mr. Hartman, Barry Weinberg and Walter Channing are general partners of CW Ventures and disclaim beneficial ownership of these shares except to the extent of each of their proportionate partnership interest in these shares.

 (6) Includes 32,051 shares held by The Regis P. and Dianne T. McKenna Trust, of which Mr. McKenna is a trustee.

 (7) Consists of 708,837 shares held by ARCH Venture Fund II, L.P., a limited partnership managed by ARCH Management Partners II, L.P. ARCH Venture Partners, L.P. is the general partner of ARCH Management Partners II, L.P. Mr. Nelsen, is the Managing Director of ARCH Venture Corporation, which is the general partner of ARCH Venture Partners, L.P. Messrs. Steven Lazarus and Keith Crandell are each a Managing Director of ARCH Venture Partners, L.P. ARCH Venture Fund II, L.P. is located at 8725 W. Higgins Road, Suite 290, Chicago, Illinois 60631. Messrs. Nelsen, Lazarus and Crandell each disclaim beneficial ownership of these shares except to the extent of each of their pecuniary interest in these shares.

 (8) Includes 801,282 shares held by BB BioVentures, L.P. BB BioVentures, L.P. is located at One Cambridge Center, 9th Floor, Cambridge, MA 02142. Dr. Steinmetz is a partner of MPM Asset Management LLC, the management advisor of BB BioVentures, L.P. Dr. Steinmetz disclaims beneficial ownership of these shares. Also includes 39,262 shares held by MPM Capital Advisors LLC, a wholly owned subsidiary of MPM Capital L.P. MPM Capital L.P. also owns 51% of MPM Asset Management LLC. Dr. Steinmetz disclaims beneficial ownership of these shares except to the extent of his proportional partnership interest in these shares. Ansbert Gadicke is the managing director of BAB BioVentures, N.V., the general partner of BAB BioVentures L.P., which is the general partner of BB BioVentures, L.P. Mr. Gadicke disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.


 (9) Lombard Odier & Cie is located at 11, Rue de la Corraterie, 1204 Geneva, Switzerland. Lombard Odier & Cie is a private Swiss banking institution. Approximately 88% of the shares held by Lombard Odier & Cie are held for Lombard Odier Immunology Fund, with the remaining being held for private banking clients. There is no one single person at Lombard Odier & Cie that exercises voting control over the shares held by Lombard Odier & Cie. Voting of the shares is conducted by an internal mechanism at Lombard Odier & Cie which requires, prior to any vote, that two of more than two hundred designated employees sign on behalf of Lombard Odier & Cie. In addition, any one of eight managing partners could sign on behalf of Lombard Odier & Cie without a separate concurring signature.


(10) The Dow Chemical Company is located at 2030 Dow Center, Midland, Michigan 48674. The Dow Chemical Company is a publicly traded company and is listed on the NYSE under the symbol "DOW".

(11) Hoffmann-La Roche Inc. is located at 340 Kingland Street, Nutley, New Jersey 07110. Hoffmann-La Roche Inc. is a subsidiary of Roche Holding Ltd. which is a publicly traded company and is listed on the Swiss Market.

(12) Total number of shares includes 5,255,053 shares of common stock held by entities affiliated with directors and executive officers. See footnotes 1 through 8 above.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 70,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

COMMON STOCK

     As of September 30, 1999, there were 15,804,501 shares of common stock outstanding held of record by 158 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of legally available funds, after the superior rights of the holders of preferred stock have been satisfied. See "Dividend Policy." Upon a liquidation, dissolution or winding up of Caliper, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts due to the holders of preferred stock as described below. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions that apply to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series, without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Caliper. We have no present plan to issue any shares of preferred stock.

WARRANTS

     As of September 30, 1999, one warrant to purchase 32,767 shares of Series B preferred stock was outstanding at an exercise price of $1.22 per share. This warrant expires upon the earlier of May 10, 2002 or three years after completion of this offering. The warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs. Upon the closing of this offering, the warrant to purchase Series B preferred stock will become exercisable for common stock at the rate of one share of common stock for each share of preferred stock underlying the warrant.

     As of September 30, 1999, three warrants to purchase a total of 41,736 shares of common stock were outstanding at an exercise price of $1.22 per share. One of the warrants expires on the earlier of January 3, 2002 or the closing of a merger or acquisition of Caliper. Two of the warrants expire on October 11, 2006. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrants if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

     Upon the achievement of a patent milestone we will be obligated to issue two warrants, each to purchase 19,230 shares of common stock at an exercise price of $1.22 per share. If issued, the warrants will expire in January 2006.

REGISTRATION RIGHTS

     On the date 180 days after the completion of this offering, the holders of 11,855,090 shares of common stock or their transferees will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act covering their shares of common stock, and we will be required to use our best efforts to have the registration statement declared effective. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. Attached to these registration rights are conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration statement.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

  Delaware Law

     In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     - in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Charter Provisions

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Caliper. First, our certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the board of directors, the chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation provides that our board of directors can issue up to 5,000,000 shares of preferred stock, as described under "-- Preferred Stock" above. Fourth, our certificate of incorporation and the bylaws provide for a classified board of directors, in which approximately one-third of the directors would be elected each year. Consequently, any potential acquiror would need to successfully complete two proxy contests in order to take control of the board of directors. Finally, our bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of Caliper.

  California Law.

     We are currently subject to Section 2115 of the California Corporations Code. Section 2115 provides that, regardless of a company's legal domicile, provisions of California corporate law relating to shareholder rights, election and removal of directors and distributions to shareholders will apply to that company if the company meets the requirements of Section 2115. We will not be subject to Section 2115 if:

     - we are qualified for trading as a national market security on the Nasdaq National Market, and we have at least 800 stockholders of record as of the record date of our most recent annual meeting, or

     - during any income year less than 50% of our outstanding voting securities are held of record by persons having addresses in California.

     Our certificate of incorporation includes a provision requiring cumulative voting for directors whenever Section 2115 of the California Corporations Code applies to us. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for our common stock.

NATIONAL MARKET LISTING


     Our common stock has been approved for listing on the Nasdaq Stock Market's National Market under the symbol "CLPR."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because a large number of our shares of common stock outstanding will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress the prevailing market price and limit our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding an aggregate of 20,304,501 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 15,804,501 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.


     As a result of the contractual restrictions described below and the rules under the Securities Act, the restricted shares will be available for sale in the public market as follows:

    DAYS AFTER THE       SHARES ELIGIBLE
    EFFECTIVE DATE          FOR SALE                           COMMENT
    --------------       ---------------   ------------------------------------------------
On Effectiveness.......       289,676      Shares not locked-up and saleable under Rule 144
90 days................        79,293      Shares not locked-up and saleable under Rules
                                           144 and 701
180 days...............    15,435,532      Lock-up released: shares saleable under Rules
                                           144 and 701


     Additionally, of the 1,669,891 shares that may be issued upon the exercise of options outstanding as of September 30, 1999, approximately 472,161 shares will be vested and eligible for sale 180 days after the date of this prospectus.


  Lock-Up Agreements

     All of our officers and directors, and a majority of our stockholders, warrant holders and option holders, have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner with the prior written consent of Credit Suisse First Boston Corporation.

  Registration Rights

     On the date 180 days after the completion of this offering, the holders of 11,855,090 shares of our common stock will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradeable.

  Stock Options

     Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 3,978,102 shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market, beginning 180 days after the effective date of the registration statement of which this prospectus is a part.

                                  UNDERWRITING

     Under the terms and conditions contained in the underwriting agreement
dated           , 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, CIBC World Markets Corp. and Hambrecht & Quist LLC are acting as representatives, the following respective number of shares of common stock:


                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
CIBC World Markets Corp. ...................................
Hambrecht & Quist LLC.......................................

                                                              ----------
          Total.............................................   4,500,000
                                                              ==========


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.


     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.


     The underwriters propose to offer the shares of common stock to the public initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a concession of $       per share.
The underwriters and selling group members may allow a discount of $       per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............     $                 $                 $                 $
Expenses payable by us...............     $                 $                 $                 $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We, our directors, officers and the majority of our stockholders have agreed that we and they will not:

     - offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly; or

     - file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to;

any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in connection with our stock option and employee stock purchase plans.

     The underwriters have reserved for sale, at the initial public offering price, up to 180,000 shares of the common stock for employees, directors and other persons associated with us who may wish to purchase common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     A limited number of shares may be made available via the Internet to customers of one or more underwriters participating in this offering. If any underwriter uses the Internet to make offers and sales, a copy of our preliminary prospectus in electronic format will be made available on a web site maintained by the underwriter or pursuant to a hosting arrangement entered into by the underwriter with a third party. After the prospectus is made available, the underwriter will accept conditional offers to purchase shares from its customers that complete and pass an online eligibility profile. All conditional offers to purchase shares must be reconfirmed by the customer or they will not be accepted. Conditional offers may be withdrawn at any time before the customer receives a notice of acceptance from the underwriter. In the event that the demand for shares from customers submitting online conditional offers exceeds the amount of shares available for Internet distribution, the underwriter will use a random allocation method to distribute shares to customers. There are no plans to direct shares to particular purchasers via the Internet.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or to contribute to payments which the underwriters may be required to make as a result of these liabilities.

     We have applied to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "CLPR."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

     - the information presented in this prospectus and otherwise available to the underwriters

     - the history and the prospects for the industry in which we will compete

     - the ability of our management

     - the prospects for our future earnings

     - the present state of our development and our current financial condition

     - the general condition of the securities markets at the time of this offering

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the province in Canada in which the resale is made, and which may require resales to be made in accordance with statutory exemptions available in the province in which the resale is made or pursuant to a discretionary exemption granted by the securities regulatory authority in that province. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) the purchaser is entitled under the securities laws of the province in which the common stock is purchased to purchase the common stock without the benefit of a prospectus qualified under these securities laws, (2) if required by the laws of the province in which the common stock is purchased, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Caliper. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and regarding the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, partners and associates of Cooley Godward LLP own an aggregate of approximately 18,696 shares of common stock through an investment partnership. The underwriters have been represented by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, presented in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of common stock offered by us. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information on Caliper and the common stock offered, reference is made to the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon the payment of fees prescribed by it. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

                           CALIPER TECHNOLOGIES CORP.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statement of Redeemable Convertible Preferred Stock and
  Stockholders' Equity (Deficit)............................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Caliper Technologies Corp.

We have audited the accompanying balance sheets of Caliper Technologies Corp. as of December 31, 1997 and 1998, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caliper Technologies Corp. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP


Palo Alto, California
March 5, 1999

                           CALIPER TECHNOLOGIES CORP.

                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                                                       EQUITY
                                                                 DECEMBER 31,                       (DEFICIT) AT
                                                              -------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                                1997       1998         1999            1999
                                                              --------   --------   -------------   -------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    312   $  5,158     $  3,628
  Marketable securities.....................................    26,237     25,894       24,192
  Accounts receivable.......................................        --      1,082          390
  Inventories...............................................        --         --          206
  Prepaid expenses and other current assets.................       189        600          761
                                                              --------   --------     --------
Total current assets........................................    26,738     32,734       29,177
Property and equipment, net.................................     2,050      2,796        4,856
Deposits and other assets...................................       119         --           --
Notes receivable............................................       200        200          625
                                                              --------   --------     --------
Total assets................................................  $ 29,107   $ 35,730     $ 34,658
                                                              ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    148   $    228     $    912
  Accrued compensation......................................       283        432          690
  Other accrued liabilities.................................     1,142        493          606
  Deferred revenue..........................................        --        626        2,399
  Current portion of equipment financing....................       486        881        1,292
                                                              --------   --------     --------
Total current liabilities...................................     2,059      2,660        5,899
Noncurrent portion of equipment financing...................     1,430      2,008        3,299
Deferred rent...............................................        --         --          184
Commitments
Redeemable convertible preferred stock, $0.001 par value,
  issuable in series; 17,308,333 shares authorized in 1997
  and 19,579,039 shares authorized in 1998 and 1999 (none
  pro forma); 10,774,309 shares issued and outstanding in
  1997, 11,703,692 shares issued and outstanding in 1998 and
  1999 (none pro forma); aggregate liquidation preference of
  $44,810 at December 31, 1998 and September 30, 1999 (none
  pro forma)................................................    38,283     48,716       50,538        $     --
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 1,691,667
    shares authorized in 1997, 1,420,961 shares authorized
    in 1998 and 1999 (5,000,000 shares pro forma); 829,142
    shares issued and outstanding in 1997, 1998, and 1999
    (none pro forma); aggregate liquidation preference of
    $1,009 at December 31, 1998 and September 30, 1999 (none
    pro forma)..............................................         1          1            1              --
  Common stock, $0.001 par value; 28,000,000 shares
    authorized in 1997, 32,000,000 shares authorized in 1998
    and 1999 (70,000,000 shares pro forma); 2,478,711,
    2,772,343, and 3,271,667 shares issued and outstanding
    in 1997, 1998, and 1999, respectively (15,804,501 shares
    pro forma)..............................................         3          3            3              16
  Additional paid-in capital................................       590      1,250        8,948          59,474
  Deferred stock compensation...............................        --       (500)      (5,858)         (5,858)
  Accumulated deficit.......................................   (13,259)   (18,408)     (28,356)        (28,356)
                                                              --------   --------     --------        --------
Total stockholders' equity (deficit)........................   (12,665)   (17,654)     (25,262)       $ 25,276
                                                              --------   --------     --------        ========
                                                              $ 29,107   $ 35,730     $ 34,658
                                                              ========   ========     ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     YEARS ENDED           NINE MONTHS ENDED
                                                                    DECEMBER 31,             SEPTEMBER 30,
                                                             ---------------------------   -----------------
                                                              1996      1997      1998      1998      1999
                                                             -------   -------   -------   -------   -------
                                                                                              (UNAUDITED)
Revenue....................................................  $   132   $ 2,266   $ 8,155   $ 4,425   $ 8,859
Costs and expenses:
  Research and development.................................    2,734     7,200     9,584     7,232    12,302
  General and administrative...............................    1,240     2,478     2,932     1,996     3,487
  Amortization of deferred stock compensation..............       --        --        --        --     1,997
  Acquired in-process research and development.............      978        --        --        --        --
                                                             -------   -------   -------   -------   -------
Total costs and expenses...................................    4,952     9,678    12,516     9,228    17,786
                                                             -------   -------   -------   -------   -------
Operating loss.............................................   (4,820)   (7,412)   (4,361)   (4,803)   (8,927)
Interest income............................................      179     1,191     1,581     1,183     1,076
Interest expense...........................................      (69)      (60)     (195)     (125)     (275)
                                                             -------   -------   -------   -------   -------
Net loss...................................................   (4,710)   (6,281)   (2,975)   (3,745)   (8,126)
Accretion on redeemable convertible preferred stock........     (262)   (1,470)   (2,174)   (1,587)   (1,822)
                                                             -------   -------   -------   -------   -------
Net loss attributable to common stockholders...............  $(4,972)  $(7,751)  $(5,149)  $(5,332)  $(9,948)
                                                             =======   =======   =======   =======   =======
Net loss per common share, basic and diluted...............  $ (3.90)  $ (4.38)  $ (2.39)  $ (2.54)  $ (3.71)
                                                             =======   =======   =======   =======   =======
Shares used in computing net loss per common share, basic
  and diluted..............................................    1,274     1,768     2,157     2,099     2,684
Pro forma net loss per share, basic and diluted
  (unaudited)..............................................                      $ (0.21)            $ (0.53)
                                                                                 =======             =======
Shares used in computing pro forma net loss per share,
  basic and diluted (unaudited)............................                       14,347              15,217

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

              STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                        STOCKHOLDERS EQUITY (DEFICIT)
                                           REDEEMABLE        ----------------------------------------------------
                                          CONVERTIBLE           CONVERTIBLE
                                        PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK      ADDITIONAL
                                      --------------------   ------------------   ------------------    PAID-IN
                                        SHARES     AMOUNT     SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL
                                      ----------   -------   ---------   ------   ---------   ------   ----------
Balances at December 31, 1995.......          --   $    --          --     $--      416,660     $1      $    --
Issuance of common stock for cash...          --        --          --     --     1,208,237      1           26
Issuance of common stock and Series
  A convertible preferred stock in
  exchange for all of the
  outstanding common and preferred
  stock of ChemCore Corporation.....          --        --     829,142      1       678,786      1          492
Issuance of Series B redeemable
  convertible preferred stock for
  cash..............................   5,448,454     6,651          --     --            --     --           --
Issuance of Series C redeemable
  convertible preferred stock for
  cash..............................   2,136,752    10,000          --     --            --     --           --
Accretion on redeemable convertible
  preferred stock...................          --       262          --     --            --     --           --
Net loss and comprehensive net
  loss..............................          --        --          --     --            --     --           --
                                      ----------   -------   ---------     --     ---------     --      -------
Balances at December 31, 1996.......   7,585,206    16,913     829,142      1     2,303,683      3          518
Issuance of Series D redeemable
  convertible preferred stock for
  cash..............................   3,089,744    19,280          --     --            --     --           --
Issuance of Series D redeemable
  convertible preferred stock for
  services..........................      99,359       620          --     --            --     --           --
Issuance of common stock upon
  exercise of stock options.........          --        --          --     --       155,798     --           60
Issuance of common stock for cash...          --        --          --     --        19,230     --           12
Accretion on redeemable convertible
  preferred stock...................          --     1,470          --     --            --     --           --
Net loss and comprehensive loss.....          --        --          --     --            --     --           --
                                      ----------   -------   ---------     --     ---------     --      -------
Balances at December 31, 1997.......  10,774,309    38,283     829,142      1     2,478,711      3          590
Issuance of Series D redeemable
  convertible preferred stock for
  services..........................     141,026       880          --     --            --     --           --
Issuance of Series E redeemable
  convertible preferred stock for
  cash..............................     788,357     7,379          --     --            --     --           --
Issuance of common stock upon
  exercise of stock options.........          --        --          --     --       191,831     --           84
Issuance of common stock for
  services..........................          --        --          --     --       101,801     --           76
Accretion on redeemable convertible
  preferred stock...................          --     2,174          --     --            --     --           --
Deferred stock compensation.........          --        --          --     --            --     --          500
Net loss and comprehensive loss.....          --        --          --     --            --     --           --
                                      ----------   -------   ---------     --     ---------     --      -------
Balances at December 31, 1998.......  11,703,692    48,716     829,142      1     2,772,343      3        1,250
Issuance of common stock upon
  exercise of stock options
  (unaudited).......................          --        --          --     --       490,040     --          260
Issuance of common stock for
  services (unaudited)..............          --        --          --                9,294     --           83
Accretion on redeemable convertible
  preferred stock (unaudited).......          --     1,822          --     --            --     --           --
Deferred stock compensation
  (unaudited).......................          --        --          --     --            --     --        7,355
Amortization of deferred stock
  compensation (unaudited)..........          --        --          --     --            --     --           --
Net loss and comprehensive loss
  (unaudited).......................          --        --          --     --
                                      ----------   -------   ---------     --     ---------     --      -------
Balances at September 30, 1999
  (unaudited).......................  11,703,692   $50,538     829,142     $1     3,271,667     $3      $ 8,948
                                      ==========   =======   =========     ==     =========     ==      =======

                                             STOCKHOLDERS EQUITY (DEFICIT)
                                      --------------------------------------------
                                                                         TOTAL
                                                                     STOCKHOLDERS'
                                      DEFERRED STOCK   ACCUMULATED      EQUITY
                                       COMPENSATION      DEFICIT       (DEFICIT)
                                      --------------   -----------   -------------
Balances at December 31, 1995.......     $    --        $     --       $      1
Issuance of common stock for cash...          --              --             27
Issuance of common stock and Series
  A convertible preferred stock in
  exchange for all of the
  outstanding common and preferred
  stock of ChemCore Corporation.....          --              --            494
Issuance of Series B redeemable
  convertible preferred stock for
  cash..............................          --              --             --
Issuance of Series C redeemable
  convertible preferred stock for
  cash..............................          --              --             --
Accretion on redeemable convertible
  preferred stock...................          --            (262)          (262)
Net loss and comprehensive net
  loss..............................          --          (5,246)        (5,246)
                                         -------        --------       --------
Balances at December 31, 1996.......          --          (5,508)        (4,986)
Issuance of Series D redeemable
  convertible preferred stock for
  cash..............................          --              --             --
Issuance of Series D redeemable
  convertible preferred stock for
  services..........................          --              --             --
Issuance of common stock upon
  exercise of stock options.........          --              --             60
Issuance of common stock for cash...          --              --             12
Accretion on redeemable convertible
  preferred stock...................          --          (1,470)        (1,470)
Net loss and comprehensive loss.....          --          (6,281)        (6,281)
                                         -------        --------       --------
Balances at December 31, 1997.......          --         (13,259)       (12,665)
Issuance of Series D redeemable
  convertible preferred stock for
  services..........................          --              --             --
Issuance of Series E redeemable
  convertible preferred stock for
  cash..............................          --              --             --
Issuance of common stock upon
  exercise of stock options.........          --              --             84
Issuance of common stock for
  services..........................          --              --             76
Accretion on redeemable convertible
  preferred stock...................          --          (2,174)        (2,174)
Deferred stock compensation.........        (500)             --             --
Net loss and comprehensive loss.....          --          (2,975)        (2,975)
                                         -------        --------       --------
Balances at December 31, 1998.......        (500)        (18,408)       (17,654)
Issuance of common stock upon
  exercise of stock options
  (unaudited).......................          --              --            260
Issuance of common stock for
  services (unaudited)..............          --              --             83
Accretion on redeemable convertible
  preferred stock (unaudited).......          --          (1,822)        (1,822)
Deferred stock compensation
  (unaudited).......................      (7,355)             --             --
Amortization of deferred stock
  compensation (unaudited)..........       1,997              --          1,997
Net loss and comprehensive loss
  (unaudited).......................          --          (8,126)        (8,126)
                                         -------        --------       --------
Balances at September 30, 1999
  (unaudited).......................     $(5,858)       $(28,356)      $(25,262)
                                         =======        ========       ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                            -------------------------------    --------------------
                                                             1996        1997        1998        1998        1999
                                                            -------    --------    --------    --------    --------
                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net loss..................................................  $(4,710)   $ (6,281)   $ (2,975)   $ (3,745)   $ (8,126)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization...........................       87         356         921         656         935
  Amortization of deferred stock compensation.............       --          --          --          --       1,997
  Acquired in-process research and development............      978          --          --          --          --
  Issuance of common and preferred stock for services.....       --         620         956         951          83
  Changes in operating assets and liabilities:
    Accounts receivable...................................       --          --      (1,082)       (158)        692
    Notes receivable......................................       --        (200)         --          --        (425)
    Inventories...........................................       --          --          --          --        (206)
    Prepaid expenses and other assets.....................      (58)        (88)       (411)        (73)       (161)
    Deposits and other assets.............................       --        (119)        119         100          --
    Accounts payable and other accrued liabilities........     (674)      1,022        (569)       (800)        797
    Accrued compensation..................................       75         208         149          69         258
    Deferred revenue......................................      275        (275)        626          77       1,773
    Deferred rent.........................................       --          --          --          --         184
                                                            -------    --------    --------    --------    --------
Net cash used in operating activities.....................   (4,027)     (4,757)     (2,266)     (2,923)     (2,199)
                                                            -------    --------    --------    --------    --------
INVESTING ACTIVITIES
Purchases of available-for-sale securities................   (5,050)    (51,448)    (39,996)    (35,203)    (16,610)
Proceeds from sales of available-for-sale securities......       --          --       6,233       2,143       4,813
Proceeds from maturities of available-for-sale
  securities..............................................      147      30,114      34,106      29,283      13,499
Capital expenditures......................................     (648)     (1,845)     (1,667)     (1,252)     (2,995)
                                                            -------    --------    --------    --------    --------
Net cash used in investing activities.....................   (5,551)    (23,179)     (1,324)     (5,029)     (1,293)
                                                            -------    --------    --------    --------    --------
FINANCING ACTIVITIES
Proceeds from equipment financing.........................      640       1,574       1,586       1,337       2,523
Payments of obligations under equipment financing.........      (73)       (225)       (613)       (404)       (821)
Proceeds from issuance of common and preferred stock......   16,678      19,352       7,463       7,423         260
Repayments of notes payable...............................     (160)         --          --          --          --
                                                            -------    --------    --------    --------    --------
Net cash provided by financing activities.................   17,085      20,701       8,436       8,356       1,962
                                                            -------    --------    --------    --------    --------
Net increase (decrease) in cash and cash equivalents......    7,507      (7,235)      4,846         404      (1,530)
Cash and cash equivalents at beginning of period..........       40       7,547         312         312       5,158
                                                            -------    --------    --------    --------    --------
Cash and cash equivalents at end of period................  $ 7,547    $    312    $  5,158    $    716    $  3,628
                                                            =======    ========    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid.............................................  $    69    $     60    $    195    $    125    $    275
                                                            =======    ========    ========    ========    ========
SCHEDULE OF NONCASH TRANSACTIONS
Issuance of common and preferred stock upon acquisition of
  ChemCore................................................  $   494    $     --    $     --    $     --    $     --
                                                            =======    ========    ========    ========    ========
Deferred stock compensation...............................  $    --    $     --    $    500    $     --    $  7,355
                                                            =======    ========    ========    ========    ========

                            See accompanying notes.

                           CALIPER TECHNOLOGIES CORP.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     Caliper Technologies Corp. ("Caliper") was incorporated in the state of Delaware on July 26, 1995. Caliper develops lab-on-a-chip technologies and manufactures LabChip systems. These systems perform laboratory experiments for use in the pharmaceutical industry and other industries.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION

     The financial information at September 30, 1999 and for the nine months ended September 30, 1998 and 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that Caliper considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such periods. Results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for any subsequent period.

UNAUDITED PRO FORMA INFORMATION

     If Caliper's initial public offering as described in Note 11 is consummated, all of the preferred stock outstanding will automatically be converted into common stock. The unaudited pro forma redeemable convertible preferred stock and stockholders' equity at September 30, 1999 has been adjusted for the assumed conversion of preferred stock based on the shares of preferred stock outstanding at September 30, 1999.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Furniture and equipment acquired under equipment financing is amortized over the shorter of the useful lives or the financing period. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or lease term.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), Caliper reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through September 30, 1999, there have been no such losses.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Caliper considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates such determination as of each balance sheet date. Management has classified Caliper's cash equivalents and marketable securities as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in a separate component of stockholders' equity, when material. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

     Caliper invests its excess cash in U.S. government and agency securities, debt instruments of financial institutions and corporations, and money market funds with strong credit ratings. Caliper has established guidelines regarding diversification of its investments and their maturities which should maintain safety and liquidity.

STOCK-BASED COMPENSATION

     Caliper accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Employee Stock Issued to Employees." Stock option grants to nonemployees are accounted for in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and Emerging Issues Task Force Consensus No. 96-18.

REVENUE RECOGNITION

     Revenues are earned from services performed pursuant to collaboration agreements, technology access program agreements and government grants. Non-refundable license fees under technology access programs are recognized as revenues upon the transfer of the license to third parties and when no further performance obligations exist. Subscription fees received under the technology access programs are recognized ratably over the subscription period. Payments received in advance under these arrangements are recorded as deferred revenue until earned.

     Revenue from grants and development and support activities under collaboration agreements and technology access programs are recorded in the period in which the costs are incurred. Direct costs associated with these contracts and grants are reported as research and development expense. Milestone fees are recognized upon completion of specified milestones according to contract terms. Revenue related to the reimbursement of costs for the supply of chips and reagents to collaboration partners is recognized upon shipment. Caliper's share of gross margin on components of the LabChip system sold by the collaboration partners is recognized as revenue upon shipment by the collaboration partner.

     Product revenue is recognized upon the transfer of title to customers and is recorded net of discounts, rebates and allowances.

RESEARCH AND DEVELOPMENT

     Caliper expenses research and development costs as incurred.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

     Inventories are stated at the lower of standard cost (which approximates actual cost) or market. At September 30, 1999, inventories consisted mainly of raw materials.

COMPREHENSIVE INCOME (LOSS)

     As of January 1, 1998, Caliper adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires unrealized gains or losses on Caliper's available-for-sale securities to be included in other comprehensive income. For the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999, comprehensive loss approximated net loss as other comprehensive income (loss) was not material.

SEGMENT REPORTING

     Effective in January 1998, Caliper adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Caliper has determined that it operates in only one segment. Accordingly, the adoption of SFAS 131 had no impact on Caliper's financial statements.

NET LOSS PER SHARE

     Basic earnings per share is calculated based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share would give effect to the dilutive effect of common stock equivalents consisting of stock options and warrants (calculated using the treasury stock method). Potentially dilutive securities have been excluded from the diluted earnings per share computations as they have an antidilutive effect due to Caliper's net loss.

     The computation of pro forma net loss per share includes shares issuable upon the conversion of outstanding shares of convertible preferred stock (using the as-if converted method) from the original date of issuance.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     A reconciliation of shares used in the calculations is as follows (in thousands):

                                                                            NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------------    ------------------
                                            1996       1997       1998       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Basic and diluted:
  Net loss...............................  $(4,710)   $(6,281)   $(2,975)   $(3,745)   $(8,126)
  Accretion on redeemable convertible
     preferred stock.....................     (262)    (1,470)    (2,174)    (1,587)    (1,822)
                                           -------    -------    -------    -------    -------
Net loss attributable to common
  stockholders...........................  $(4,972)   $(7,751)   $(5,149)   $(5,332)   $(9,948)
                                           =======    =======    =======    =======    =======
Weighted-average shares of common stock
  outstanding............................    2,052      2,365      2,596      2,563      2,953
Less: weighted-average shares subject to
  repurchase.............................     (778)      (597)      (439)      (464)      (269)
                                           -------    -------    -------    -------    -------
Weighted-average shares used in basic and
  diluted net loss per share.............    1,274      1,768      2,157      2,099      2,684
                                           =======    =======    =======    =======    =======

Pro forma basic and diluted:
  Net loss...............................                        $(2,975)              $(8,126)
                                                                 =======               =======

Shares used above........................                          2,157                 2,684
Adjustment to reflect weighted-average
  effect of assumed conversion of
  preferred stock (unaudited)............                         12,190                12,533
                                                                 -------               -------
Weighted-average shares used in pro forma
  basic and diluted net loss per share
  (unaudited)............................                         14,347                15,217
                                                                 =======               =======

     The following outstanding options and warrants (prior to the application of the treasury stock method), and convertible preferred stock (on an as-converted basis) were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

                                                                                 NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Options and warrants.................         625        1,359        1,263        1,308        1,744
Convertible preferred stock..........       8,414       11,603       12,533       12,533       12,533

SIGNIFICANT CONCENTRATIONS

     Financial instruments that potentially subject Caliper to concentrations of credit risk primarily consist of cash equivalents and marketable securities (see
Note 4).


     In 1996, two companies represented 66% and 34% of total revenues. In 1997, Hoffmann-La Roche represented 94% of total revenues. In 1998, Hoffmann-La Roche, Agilent Technologies and Amgen represented 40%, 40%, and 17% of total revenues, respectively. For the nine months ended September 30, 1998, Hoffmann-La Roche and Agilent Technologies represented 51% and 45% of total revenues, respectively. For the nine months ended September 30, 1999, Agilent Technologies represented 50% of

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

total revenues and Caliper's three technology access program customers accounted for 17%, 13% and 11% of total revenues.


     Caliper relies on several companies as the sole source of various materials in its manufacturing process. Any extended interruption in the supply of these materials could result in the failure to meet customer demand.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" ("SFAS 133") which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999 and is not anticipated to have an impact on Caliper's results of operations or financial condition when adopted as Caliper holds no derivative financial instruments and does not currently engage in hedging activities.

     In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. The Company adopted the provisions of SOP 98-1 on January 1, 1999. Through September 30, 1999, the Company has not capitalized any costs related to internal use software.

 2. CONTRACTS AND GRANTS

  Strategic Alliance with Agilent

     In May 1998, Caliper executed a collaboration agreement with Hewlett-Packard Company ("Hewlett-Packard") to create a line of commercial research products based on LabChip technologies. In November 1999, Hewlett-Packard transferred this collaboration to its subsidiary, Agilent Technologies, Inc. ("Agilent"). In this collaboration, Caliper primarily focuses on developing core technology and LabChip applications. Caliper also manufactures the chips and supplies the chips and reagents to Agilent. If Caliper elects, however, not to manufacture chips for a LabChip application or is unable to meet minimum supply commitments to be mutually established in the future, Agilent would have the right to manufacture those chips. Agilent primarily focuses on developing instruments and software, manufacturing instruments, and marketing, selling and supporting complete systems.

     Agilent funds Caliper's product development efforts under the collaboration, reimburses Caliper's costs of supplying chips and reagents, and pays Caliper a share of the gross margin on all components of LabChip systems. The gross margin share varies depending on the type of collaboration product, whether Caliper or Agilent manufacture the collaboration product, and whether such collaboration product is sold during the collaboration or after the collaboration has terminated. Under this agreement, Hewlett-Packard purchased 534,188 shares of Caliper's redeemable convertible preferred stock Series E with an aggregate cost of $5.0 million. At December 31, 1998 this represented 3.5% of Caliper's outstanding common and convertible preferred stock.

     The term of the Agilent agreement is eight years, beginning in May 1998. After three years, Agilent may elect not to meet certain annual funding requirements, in which case either party may terminate the agreement. In any event either party may terminate the agreement after five years.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 2. CONTRACTS AND GRANTS (CONTINUED)
  Technology Access Program

     Caliper maintains a technology access program which provides customers with early access to new products, and offers technical training, support and customization services. Technology access program customers have non-exclusive access to all of the high throughput screening products Caliper offers during the term of the agreement. These agreements generally provide for customers to pay an up-front license fee and annual subscription fees, and to reimburse Caliper for its costs of providing development and support services. Instruments and chips are generally sold separately on a product-by-product basis, although some agreements establish prices for initial instruments or estimates of per data point charges for Sipper chips.

     Caliper currently has three technology access program customers for its high throughput screening systems: Eli Lilly and Company ("Eli Lilly"), Amgen, Inc. ("Amgen"), and Hoffmann-La Roche Inc. ("Roche").

     Eli Lilly. Caliper signed a technology access agreement with Eli Lilly in August 1999. The term is three years, although Eli Lilly may temporarily suspend its technology access program participation and later reinitiate participation, during which time Caliper's support and assistance obligations will also be suspended. Eli Lilly may terminate the agreement on any anniversary.

     Amgen. Caliper entered into a technology access agreement with Amgen in December 1998. Under this agreement, Amgen may delay payment of its second annual subscription fee until Caliper has delivered an initial ultra high throughput system. The term of this agreement is three years, although Amgen may terminate the agreement on any anniversary or if Caliper fails to deliver the ultra high throughput screening system in a timely manner.

     Hoffmann-La Roche. Caliper entered into a technology access agreement with Hoffmann-La Roche in November 1998, which is due to expire in July 2000. This agreement supersedes an earlier agreement under which Roche funded early development of the high throughput screening technology in exchange for certain exclusive rights to an ultra high throughput screening system. Under this earlier agreement, Roche purchased 854,701 shares of Caliper's redeemable convertible preferred stock Series C with an aggregate cost of $4.0 million. At December 31, 1998, this represented 5.6% of Caliper's outstanding common and convertible preferred stock. Roche now has non-exclusive rights similar to other technology access program customers. Caliper did not receive an up-front license fee or annual subscription fee from Hoffmann-La Roche.

     Caliper relies on several companies as the sole source of various materials in its manufacturing process. Any extended interruption in the supply of these materials could result in the failure to meet customer demand.

  Value Added Screening Collaboration Program

     Caliper's value added screening collaboration program offers high throughput screening services using Caliper's LabChip systems. Caliper's first value added screening collaboration agreement was established with Neurocrine Biosciences in December 1998. Caliper receives screening fees on a per data point basis, preclinical milestones and royalties on Neurocrine products emerging from the collaboration. This agreement has a three-year term, but may be terminated by either party under certain circumstances after the first year.

     Caliper recognized approximately $132,000, $2.1 million, and $7.9 million under the above agreements in 1996, 1997, and 1998, respectively, and $4.3 million and $8.2 million for the nine months ended

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 2. CONTRACTS AND GRANTS (CONTINUED)
September 30, 1998 and 1999, respectively. Revenue earned from reimbursement of development and support activities approximated actual costs incurred.

     In September 1998, Caliper received a grant from the Advanced Technology Program of the National Institute of Standards and Technology ("NIST") to develop a Reference Laboratory DNA Diagnostics System based on Caliper's "lab-on-a-chip" technology of approximately $2 million over three years. The grant period began in January 1999.

 3. ACQUISITION OF CHEMCORE CORPORATION

     In February 1996, Caliper completed the acquisition of ChemCore Corporation ("ChemCore"), an early stage research and development entity. Caliper assumed all of the liabilities of ChemCore and acquired all of the outstanding common stock and Series A preferred stock of ChemCore in exchange for 678,786 shares of Caliper's common stock and 829,142 shares of Series A preferred stock at an exchange ratio of 0.552762 to 1.

     The acquisition was accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the aggregate acquisition cost is allocated to the acquiree's assets, liabilities, and intangibles, if any, based upon the fair values on the date of acquisition. On the date of the acquisition, ChemCore had no significant assets, liabilities of approximately $484,000, an exclusive license under a sponsored research and development agreement, and certain patents, most of which were pending. Caliper allocated the aggregate purchase cost of $978,000 to in-process research and development. The technology acquired had no alternative future uses.

 4. CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The following is a summary of cash equivalents and marketable securities at December 31, 1997 and 1998:

                                                            AMORTIZED COST AND
                                                           ESTIMATED FAIR VALUE
                                                           --------------------
                                                             1997        1998
                                                           --------    --------
                                                              (IN THOUSANDS)
Money market fund........................................  $   312     $ 1,381
Bonds of the U.S. Government and its agencies............   12,861      12,217
Commercial paper.........................................   12,355      17,454
Time deposits............................................    1,021          --
                                                           -------     -------
                                                           $26,549     $31,052
                                                           =======     =======
Reported as:
  Cash equivalents.......................................  $   312     $ 5,158
  Marketable securities..................................   26,237      25,894
                                                           -------     -------
                                                           $26,549     $31,052
                                                           =======     =======

     As of December 31, 1997 and 1998, the difference between the fair value and the amortized cost of available-for-sale securities was immaterial. As of December 31, 1997 and 1998, the average portfolio duration was less than one year.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 4. CASH EQUIVALENTS AND MARKETABLE SECURITIES (CONTINUED)
     There were no material gross realized gains or losses from sales of securities or material unrealized gains and losses on investments at December 31, 1997 and 1998.

 5. NOTES RECEIVABLE

     At December 31, 1998, Caliper held a note receivable of $200,000 from an officer of Caliper. This note, which bears interest at 6.61% per year from January 2002, is collateralized by certain personal assets of the officer and has certain amortization schedules for periodic payments with the final payment to be made at the end of 2006.

     At September 30, 1999, in addition to the $200,000 note receivable, Caliper held an unsecured promissory note of $425,000 in connection with a loan to a second officer of Caliper. The note bears interest at 5.96% per year and is repayable upon the earlier of July 29, 2005 or the voluntary termination of his employment with Caliper.

 6. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                            -----------------
                                                             1997      1998
                                                            ------    -------
                                                             (IN THOUSANDS)
Machinery, equipment, and furniture.......................  $2,207    $ 3,775
Leasehold improvements....................................     286        385
                                                            ------    -------
                                                             2,493      4,160
Accumulated depreciation and amortization.................    (443)    (1,364)
                                                            ------    -------
Property and equipment, net...............................  $2,050    $ 2,796
                                                            ======    =======

     Property and equipment at December 31, 1997 and 1998 includes assets acquired under capital leases of approximately $2.2 million and $3.8 million. Accumulated amortization related to leased assets was approximately $441,000 and $1.4 million at December 31, 1997 and 1998.

 7. EQUIPMENT FINANCING AND RENTAL COMMITMENTS

     As of December 31, 1998, Caliper had $3.8 million of property and equipment financed through long-term obligations, and approximately $1.8 million unused and available under an equipment financing credit line. The draw down period under the equipment financing credit line expired on June 30, 1999. The obligations under the equipment financings are secured by the equipment financed, bear interest at a weighted-average fixed rate of approximately 9.5%, and are due in monthly installments through December 2003. Under the terms of one equipment financing agreement, ownership of the financed equipment may be purchased by Caliper at fair value at the end of the financing term. Other equipment financing agreements require a balloon payment at the end of each loan term.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 7. EQUIPMENT FINANCING AND RENTAL COMMITMENTS (CONTINUED)
     As of December 31, 1998, future minimum lease payments under operating and capital leases and principal payments on equipment loans are as follows:

                                                                          CAPITAL LEASES
                                                                               AND
                                                              OPERATING     EQUIPMENT
                                                               LEASES         LOANS
                                                              ---------   --------------
                                                                    (IN THOUSANDS)
Years ending December 31:
  1999......................................................   $ 1,664        $1,004
  2000......................................................     1,669           925
  2001......................................................     1,674           672
  2002......................................................     1,722           280
  2003......................................................     1,765           216
  Thereafter................................................     9,116            --
                                                               -------        ------
          Total minimum lease and principal payments........   $17,610         3,097
                                                               =======
Amount representing interest................................                    (208)
                                                                              ------
Present value of future payments............................                   2,889
Current portion of equipment financing......................                    (881)
                                                                              ------
Noncurrent portion of equipment financing...................                  $2,008
                                                                              ======

     Rent expense relating to operating leases was approximately $97,000 in 1996, $525,000 in 1997, $695,000 in 1998 and $1.2 million for the nine months ended September 30, 1999.

     In December 1998, Caliper entered into a 10-year facility operating lease agreement. Caliper also entered into a sublease agreement through November 1999 for a total amount of $198,000. The appropriate amount has been offset against the operating lease commitment for 1999, as shown above.

     In connection with the facility lease, Caliper has a $1 million standby letter-of-credit arrangement with a bank expiring on October 20, 2008. Caliper has pledged a certificate of deposit of $1 million as collateral to this letter of credit.

     In January 1999, Caliper entered into a $2.5 million financing agreement with Transamerica Business Credit Corporation ("Transamerica") for the purchase of property and equipment which bears interest commensurate to the weekly average of the four-year U.S. Treasury Securities. The drawdown period under the equipment financing credit line expires on June 30, 2000. During the nine months ended September 30, 1999, Caliper drew down the remaining $1.8 million balance of the equipment financing credit line which existed as of December 31, 1998 at a weighted-average interest rate of 11.8% and financed an additional $752,000 of property and equipment purchases under the financing agreement with Transamerica at a weighted-average interest rate of 12.1%. These obligations will be repaid in monthly installments through June 2004. As of September 30, 1999, Caliper has approximately $1.7 million unused and available balance with Transamerica.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock is issuable in series, with rights and preferences designated by series. The shares designated and outstanding are as follows:

                                 DECEMBER 31, 1997                        DECEMBER 31, 1998
                       --------------------------------------   --------------------------------------
                                                  REDEMPTION/                              REDEMPTION/
                                    ISSUED AND    LIQUIDATION                ISSUED AND    LIQUIDATION
                       AUTHORIZED   OUTSTANDING      VALUE      AUTHORIZED   OUTSTANDING      VALUE
                       ----------   -----------   -----------   ----------   -----------   -----------
Convertible preferred
  stock:
Series A.............   1,293,500      829,142    $ 1,008,900    1,293,462      829,142    $ 1,008,900
  Undesignated
    preferred
    stock............     398,167           --             --      127,499           --             --
                       ----------   ----------    -----------   ----------   ----------    -----------
                        1,691,667      829,142      1,008,900    1,420,961      829,142      1,008,900
                       ----------   ----------    -----------   ----------   ----------    -----------
Redeemable
  convertible
  preferred stock:
  Series B...........   8,600,000    5,448,454      7,157,964    8,550,706    5,448,454      7,515,862
  Series C...........   3,333,333    2,136,752     10,600,864    3,333,333    2,136,752     11,130,907
  Series D...........   5,375,000    3,189,103     20,524,486    5,195,000    3,330,129     22,460,607
  Series E...........          --           --             --    2,500,000      788,357      7,608,461
                       ----------   ----------    -----------   ----------   ----------    -----------
                       17,308,333   10,774,309     38,283,314   19,579,039   11,703,692     48,715,837
                       ----------   ----------    -----------   ----------   ----------    -----------
      Total..........  19,000,000   11,603,451    $39,292,214   21,000,000   12,532,834    $49,724,737
                       ==========   ==========    ===========   ==========   ==========    ===========

                                 SEPTEMBER 30, 1999
                       --------------------------------------
                                                  REDEMPTION/
                                    ISSUED AND    LIQUIDATION
                       AUTHORIZED   OUTSTANDING      VALUE
                       ----------   -----------   -----------
Convertible preferred
  stock:
Series A.............   1,293,462      829,142    $ 1,008,900
  Undesignated
    preferred
    stock............     127,499           --             --
                       ----------   ----------    -----------
                        1,420,961      829,142      1,008,900
                       ----------   ----------    -----------
Redeemable
  convertible
  preferred stock:
  Series B...........   8,550,706    5,448,454      7,796,935
  Series C...........   3,333,333    2,136,752     11,547,172
  Series D...........   5,195,000    3,330,129     23,300,572
  Series E...........   2,500,000      788,357      7,892,996
                       ----------   ----------    -----------
                       19,579,039   11,703,692     50,537,675
                       ----------   ----------    -----------
      Total..........  21,000,000   12,532,834    $51,546,575
                       ==========   ==========    ===========

     The holders of Series A, B, C, D, and E preferred stock are entitled to receive noncumulative dividends at a rate of 5% of the original issue price, if declared, prior to and in preference to the payment of dividends to holders of common stock. At December 31, 1998, no such dividends had been declared.

     Each share of Series A, B, C, D, and E preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, subject to adjustments for antidilution purposes. Series A, B, C, D, and E preferred shares are automatically converted into common stock at the earlier of (i) the closing of Caliper's initial underwritten public offering which is at a price to the public of at least $7.80 per share and which results in aggregate proceeds to Caliper of $10 million, or (ii) a vote or written consent of a majority of the shares of preferred stock then outstanding, voting together as a single class. All preferred shares have voting rights equal to common stock on an as-if-converted basis.

     The holders of Series B preferred stock, voting as a separate class, are entitled to elect four members of the board of directors. The holders of Series A, B, C, D, and E preferred stock and common stock, voting together as a class, are entitled to elect the remaining members to the board of directors.

     At any time subsequent to February 19, 2001, Caliper shall, upon written request from the holders of a majority of the then outstanding shares of Series B, C, D, and E preferred stock, redeem in whole or in part the Series B, C, D, and E preferred stock by paying in cash a sum equal to (i) the original issue price per share, plus all declared but unpaid dividends on such shares, and (ii) an amount equal to 5% of the original issue price per annum, compounded annually, from the date such shares were originally issued through the redemption date. The carrying amount of Series B, C, D, and E preferred stock has been increased by periodic accretions so as to equal the redemption amount at the redemption date.

     Series B, C, D and E preferred stockholders are entitled to receive, upon liquidation, a distribution of $1.22, $4.68, $6.24 and $9.36 per share, respectively (subject to adjustment for a recapitalization) plus all

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) declared but unpaid dividends, in preference to series A preferred stockholders and common stockholders. Following the distribution of liquidation preferences to series B, C, D and E preferred stockholders, series A preferred stockholders are entitled to receive a distribution of $1.22 per share in preference to the common stockholders. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per share basis among all preferred and common stockholders.

WARRANTS

     In January 1996, in connection with an equipment financing agreement, Caliper issued a warrant that entitles the holder to purchase 3,276 shares of common stock at an exercise price of $1.22 per share. This warrant is exercisable through the earlier of the effective date of a merger of Caliper or January 3, 2002.

     In May 1996, in connection with a capital lease agreement, Caliper granted a warrant that entitles the holder to purchase 32,767 shares of Series B preferred stock at an exercise price of $1.22 per share. This warrant is exercisable through the earlier of three years after the effective date of Caliper's initial public offering or May 10, 2002.

     In October 1996, in connection with certain agreements, Caliper issued two warrants that entitle the holders to purchase a total of 38,460 shares of common stock at an exercise price of $1.22 per share. These warrants are exercisable through October 11, 2006.

     No amounts have been recorded by Caliper for the above warrant issuances, as the amounts were determined to be immaterial at the time of issuance.

     In August 1995, Caliper executed an agreement which calls for the issue of two warrants to purchase a total of 38,460 shares of common stock at an exercise price of $1.22 per share. These warrants will be issued if a certain patent milestone is met and would expire in January 2006.

COMMON STOCK SUBJECT TO REPURCHASE

     Common stock issued to founders of Caliper vest generally over five years at 20% one year from the date of grant and on a monthly, pro rata basis thereafter. From inception through December 31, 1998, the founders of Caliper have purchased 1,708,234 shares of common stock, of which 340,539 shares are unvested and remain subject to repurchase at the original issuance price in the event of termination of employment or services to Caliper. Caliper has not repurchased any shares in accordance with these rights.

STOCK OPTION PLANS

     On August 31, 1996, Caliper's board of directors and stockholders adopted the 1996 Stock Incentive Plan (the "Plan"). This Plan supersedes the 1996 Equity Incentive Plan and provides for the issuance of common stock and the granting of options to purchase common stock to employees, officers, directors, and consultants of Caliper. Caliper grants shares of common stock for issuance under the Plan at no less than the fair value of the stock (no less than 85% of fair value for nonqualified options). Options granted under the Plan generally vest over 5 years at a rate of 20% one year from the grant date and 1/60 monthly thereafter. Options canceled under the 1996 Equity Incentive Plan are not available for future grants.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) A summary of activity under the Plan is as follows:

                                                                 OPTIONS OUTSTANDING      WEIGHTED-
                                                              -------------------------    AVERAGE
                                                  OPTIONS     NUMBER OF      EXERCISE     EXERCISE
                                                 AVAILABLE     OPTIONS        PRICE         PRICE
                                                 ----------   ---------    ------------   ---------
Balance at inception (July 26, 1995)...........          --          --              --        --
  Authorized...................................     705,128          --              --        --
  Granted......................................    (449,402)    449,402    $ 0.06-$0.47     $0.25
  Exercised....................................          --     (24,999)   $ 0.06-$0.47     $0.33
  Canceled.....................................          --      (6,410)      $0.11         $0.11
                                                 ----------   ---------
Balance at December 31, 1996...................     255,726     417,993    $ 0.06-$0.47     $0.25
  Authorized...................................     961,538          --              --        --
  Granted......................................    (890,051)    890,051    $ 0.47-$0.62     $0.51
  Exercised....................................          --    (155,798)   $ 0.06-$0.62     $0.38
  Canceled.....................................         962        (962)      $0.47         $0.47
                                                 ----------   ---------
Balance at December 31, 1997...................     328,175   1,151,284    $ 0.06-$0.62     $0.43
  Authorized...................................   1,282,038          --              --        --
  Granted......................................    (423,253)    423,253    $ 0.62-$0.97     $0.86
  Exercised....................................          --    (181,881)   $ 0.06-$0.62     $0.45
  Canceled.....................................     318,088    (326,649)   $ 0.06-$0.62     $0.45
                                                 ----------   ---------
Balance at December 31, 1998...................   1,505,048   1,066,007    $ 0.06-$0.97     $0.59
  Granted (unaudited)..........................    (988,406)    988,406       $0.97         $0.97
  Exercised (unaudited)........................          --    (367,054)   $ 0.06-$0.97     $0.59
  Canceled (unaudited).........................      17,468     (17,468)   $ 0.62-$0.97     $0.66
                                                 ----------   ---------
Balance at September 30, 1999 (unaudited)......     534,110   1,669,891    $ 0.06-$0.97     $0.82
                                                 ==========   =========

     Included in options granted for the nine months ended September 30, 1999 is an option grant to purchase 641,025 shares of common stock issued to an executive officer pursuant to the terms of his employment contract.

     Caliper granted nonqualified options of 234,856, 458,010, 79,484, and 140,842 for the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999, respectively.

     As part of the ChemCore merger in February 1996, Caliper exchanged, at the ratio of 0.552762 to 1, outstanding options to purchase 240,499 shares of ChemCore common stock at an exercise price of $0.20 for options to purchase 132,936 shares of Caliper's common stock at an exercise price $0.36 per share. These options were initially granted at the fair value of ChemCore's common stock and generally vest over five years at a rate of 20% per year.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) A summary of activity of options assumed as part of the ChemCore merger is as follows:

                                                               OPTIONS OUTSTANDING
                                                              ---------------------
                                                              NUMBER OF    EXERCISE
                                                               OPTIONS      PRICE
                                                              ---------    --------
Balance at December 31, 1996 and 1997.......................   132,936      $0.36
Exercised...................................................    (9,950)     $0.36
                                                              --------
Balance at December 31, 1998................................   122,986      $0.36
Exercised (unaudited).......................................  (122,986)     $0.36
                                                              --------
Balance at September 30, 1999 (unaudited)...................        --
                                                              ========

     At December 31, 1998 and September 30, 1999, options to purchase 235,348 and 173,841 shares of common stock were exercisable at a weighted-average exercise price of $0.41 and $0.64 per share.

     At December 31, 1998 and September 30, 1999, the remaining contractual life of outstanding options ranged from 5.00 to 9.13 years and 6.42 to 9.84 years, respectively, with a weighted-average contractual life of 8.14 and 8.83 years, respectively. The weighted-average fair value of options granted during 1996, 1997, 1998, and for the nine months ended September 30, 1999 was $0.06, $0.13, $0.22, and $0.25 respectively.

STOCK BASED COMPENSATION

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if Caliper had accounted for its employee stock options under the fair-value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes method and the following assumptions for 1996, 1997, and 1998, and the nine months ended September 30, 1999: volatility of 0.01, risk-free interest rate of 6%, an expected life of five years, and no dividends.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using the straight-line method. Caliper's pro forma information follows:

                                                                                       NINE MONTHS
                                                         YEARS ENDED DECEMBER 31,         ENDED
                                                        ---------------------------   SEPTEMBER 30,
                                                         1996      1997      1998         1999
                                                        -------   -------   -------   -------------
Net loss attributable to common stockholders:
As reported...........................................  $(4,972)  $(7,751)  $(5,149)    $ (9,948)
Pro forma.............................................  $(4,977)  $(7,776)  $(5,185)    $(10,006)

Basic and diluted net loss per share:
As reported...........................................  $ (3.90)  $ (4.38)  $ (2.39)    $  (3.71)
Pro forma.............................................  $ (3.91)  $ (4.40)  $ (2.40)    $  (3.73)

     The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

     Caliper has recorded deferred stock compensation of approximately $500,000 for the year ended December 31, 1998 and $7.4 million for the nine months ended September 30, 1999, representing the difference between the exercise price of the options granted and the deemed fair value of the common

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) stock. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options using the graded vesting method. Such amortization expense amounted to approximately $2.0 million for the nine months ended September 30, 1999.

RESERVED STOCK

     As of December 31, 1998, Caliper had reserved shares of common stock for future issuance as follows:

Stock options............................................   2,694,041
Warrants.................................................      41,736
Preferred stock..........................................  12,565,601
Stock agreement..........................................       7,692
                                                           ----------
                                                           15,309,070
                                                           ==========

     In addition, Caliper has reserved 32,767 shares of Series B convertible redeemable preferred stock for issuance upon exercise of warrants.

 9. INCOME TAXES

     Caliper has no provision for U.S. federal or state income taxes for any period as it has incurred operating losses.

     As of December 31, 1998, Caliper had federal and California net operating loss carryforwards of approximately $10.3 million and $1.4 million. Caliper also had federal research and development tax credit carryforwards of approximately $700,000. The net operating loss and credit carryforwards will expire at various dates beginning on 2002 through 2018, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Caliper's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1998
                                                           -------    -------
                                                             (IN THOUSANDS)
Net operating loss carryforwards.........................  $ 2,600    $ 3,600
Research credit carryforwards............................      500      1,000
Capitalized research and development.....................    1,700      1,600
Other, net...............................................      500        100
                                                           -------    -------
Net deferred tax assets..................................    5,300      6,300
Valuation allowance......................................   (5,300)    (6,300)
                                                           -------    -------
          Total..........................................  $    --    $    --
                                                           =======    =======

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

 9. INCOME TAXES (CONTINUED)
     Because of Caliper's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $2.1 million, $3.2 million, and $1 million, respectively during the years ended December 31, 1996, 1997, and 1998.

10. LITIGATION

     On March 22, 1999, Caliper filed a lawsuit in California Superior Court for the County of Santa Clara against Aclara Biosciences, Inc., and Caliper's former patent counsel Bertram Rowland and the law firm of Flehr, Hohbach, Test, Albritton and Herbert LLP, alleging that all three defendants misappropriated certain of Caliper's trade secrets relating to our business plans, patents and intellectual property strategy. The suit also alleges that Mr. Rowland and Flehr Hohbach committed a breach of the duties they owed to Caliper as its former attorneys. The suit seeks damages and equitable remedies to prevent Aclara, Mr. Rowland and Flehr Hohbach from benefiting from the alleged misappropriation and breach of duties. While Caliper believes that its complaint is meritorious, there can be no assurance that Caliper will prevail in its action against any or all of the defendants, or that if Caliper prevails, any damages or equitable remedies awarded, if any, will be commercially valuable. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in pursuing its claims against Aclara, Mr. Rowland and Flehr Hohbach.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California alleging that Caliper is making, using, selling or offering for sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon the making, using, selling and offering for sale of Caliper's products and processes, and seeks to enjoin Caliper's continued activities relating to these products. This action subjects Caliper to potential liability for damages and could require Caliper to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While Caliper believes that it has meritorious defenses in this action, there can be no assurance that Caliper will prevail or that any license required would be made available on commercially acceptable terms, if at all. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Caliper's failure to successfully defend itself against the Aclara action could have a material adverse effect on Caliper's business, financial condition and operating results.

11. SUBSEQUENT EVENTS (UNAUDITED)

     In October 1999, the board of directors adopted, subject to stockholder approval, the 1999 Equity Incentive Plan ("1999 Equity Plan"). The 1999 Equity Plan amended and restated the 1996 Stock Incentive Plan and increased the shares reserved for issuance to 4 million. In addition, the 1999 Equity Plan provides for an automatic increase in the shares reserved for issuance by the greater of 5% of outstanding shares on a fully-diluted basis or the number of shares that have been made subject to awards granted under the 1999 Equity Plan during the prior 12-month period. The automatic share reserve increase may not exceed 12,820,000 shares in aggregate over the 10-year period.


     From October 1999 to December 13, 1999, options to purchase 740,048 shares were granted pursuant to the 1999 Equity Plan with a weighted average exercise price of $5.44 per share. The Company estimates that additional deferred compensation of approximately $5.3 million will be recorded as a result of these option grants and amortized to compensation expense in accordance with Caliper's policy.

                           CALIPER TECHNOLOGIES CORP.

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

11. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
     In October 1999, the board of directors adopted, subject to stockholder approval, the 1999 Non-Employee Directors' Stock Option Plan ("1999 Directors' Plan") which provides for the automatic grant of options to non-employee directors. A total of 200,000 shares of common stock has been reserved for issuance under this plan. The number of shares reserved for issuance will automatically increase by the greater of 0.3% of outstanding shares on a fully-diluted basis or the number of shares subject to options granted under the 1999 Directors' Plan during the prior 12-month period.

     In October 1999, the board of directors adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan ("1999 Purchase Plan"). A total of 300,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan. The number of shares reserved automatically increases by the greater of 0.5% of outstanding shares on a fully-diluted basis or the number of shares issued under the 1999 Purchase Plan during the prior 12-month period. The automatic share reserve increase may not exceed 3 million shares in aggregate over the 10-year period. The 1999 Purchase Plan permits eligible employees to acquire shares of Caliper's common stock through payroll deductions of up to 10% of their base compensation. No employee may participate in the 1999 Purchase Plan if immediately after the grant the employee has voting power over 5% or more of the outstanding capital stock. Under the 1999 Purchase Plan, the board may specify offerings of up to 27 months. Unless the board determines otherwise, common stock may be purchased at the lower of 85% of the fair market value of Caliper's common stock on the first day of the offering or 85% of the fair market value of Caliper's common stock on the purchase date. The initial offering period will begin on the effective date of the initial public offering.

     In October 1999, Caliper's board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit Caliper to sell its common stock to the public. Upon completion of Caliper's initial public offering, all of the outstanding preferred stock will be converted into shares of common stock.


     In October 1999, Caliper's board of directors approved a 1-for-1.56 reverse stock split. The reverse stock split became effective on December 7, 1999. The accompanying financial statements have been adjusted retroactively to reflect the reverse split of all outstanding common and convertible preferred stock.

                       [Caliper Technologies Corp. Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Caliper in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market application fee.


Registration fee............................................  $   21,363
NASD filing fee.............................................       8,263
Nasdaq National Market application fee......................      90,000
Blue sky qualification fee and expenses.....................       5,000
Printing and engraving expenses.............................     150,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     250,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous...............................................      15,374
                                                              ----------
     Total..................................................  $  950,000
                                                              ==========


ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

     We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for some expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by or in the right of Caliper, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement will provide for indemnification by the underwriters of Caliper, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The number of shares and price per share presented below have been adjusted to reflect a 1-for-1.56 reverse stock split. Since January 1, 1996, Caliper has sold and issued the following unregistered securities:


      (1) From January 1996 through December 13, 1999, Caliper has granted stock options to purchase 3,491,160 shares of common stock, at a weighted average exercise price of $1.69, to employees, consultants and directors pursuant to its 1999 Equity Incentive Plan and 1996 Equity Incentive Plan. Of these stock options, 354,870 shares have been cancelled or have lapsed without being exercised, 751,572 shares have been exercised in common stock, no shares of which have been repurchased and 2,384,718 shares remain outstanding.


      (2) In February 1996, Caliper issued an aggregate of 829,142 shares of Series A preferred stock and 678,786 shares of common stock to shareholders of ChemCore Corporation in connection with the merger of ChemCore with and into Caliper. Each share of ChemCore's Common stock and Series A preferred stock were converted into 0.552762 shares of Caliper's Common stock and Series A preferred stock, respectively. Shares of Series A preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series A preferred stock outstanding. In addition, Caliper issued options to purchase 132,936 shares of common stock at $0.36 per share, which options were exercised from March 1998 through February 1999.

      (3) From April 1996 to October 1996, Caliper issued an aggregate of 5,448,454 shares of Series B preferred stock to 12 accredited investors and 1 officer at $1.2207 per share, for an aggregate purchase price of $6,651,043. In May 1996, Caliper issued a warrant to purchase 32,767 shares of Series B preferred stock to Comdisco, Inc. at an exercise price of $1.2207 per share. Shares of Series B preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B preferred stock outstanding.

      (4) From January 1996 to October 1996, Caliper issued warrants to purchase an aggregate of 41,736 shares of common stock to 3 purchasers at an exercise price of $1.2207 per share.

      (5) From October 1996 to December 1996, Caliper issued an aggregate of 2,136,752 shares of Series C preferred stock to 15 accredited investors and 1 officer at $4.68 per share, for an aggregate purchase price of $9,999,999. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C preferred stock outstanding.

      (6) From January 1997 to April 1998, Caliper issued an aggregate of 3,089,744 shares of Series D preferred stock to 17 accredited investors at $6.24 per share, for an aggregate purchase price of $19,280,000. In this period, Caliper issued an additional 240,385 shares of Series D preferred stock to Dow Chemical Company as payment for services rendered pursuant to the terms of a development agreement dated January 14, 1997. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock outstanding.

      (7) In May 1998, Caliper issued an aggregate of 788,357 shares of Series E preferred stock to 6 accredited investors at $9.36 per share, for an aggregate purchase price of $7,379,004. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series E preferred stock outstanding.

      (8) In January 1996, Caliper issued an aggregate of 471,152 shares of common stock to 3 founders, at $0.0016 per share.

      (9) From January 1996 to April 1996, Caliper issued an aggregate of 447,110 shares of common stock to 10 scientific advisors and 1 consultant at $0.0016 per share.

     (10) From February 1996 to April 1996, Caliper issued an aggregate of 245,747 shares of common stock to 3 accredited investors in connection with the Series B preferred stock financing, at $0.06 per share.

     (11) From October 1996 to September 1997, Caliper issued 19,230 shares of common stock to one board member at $0.11 per share and 19,230 shares of common stock to another board member at $0.62 per share.

     (12) From January 1998 to July 1999, Caliper issued 76,439 shares of common stock to 8 individuals for services rendered to Caliper, with an aggregate value of $125,520.

     (13) In September 1998, Caliper issued 34,656 shares of common stock to 3 officers of Caliper in lieu of cash, with an aggregate value of $33,520.

     The sales and issuances of securities described in paragraphs (1), (8),
(9), (11), (12) and (13) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The sale and issuance of securities described in paragraphs (2) through (7) and (10) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2), Regulation D or Regulation S promulgated thereunder. With respect to the grant of stock options and restricted stock awards described in paragraphs (1), (9), (11) and (13), an exemption from registration was unnecessary in that none of the transactions involved a "sale" or securities as this term is used in Section 2(3) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1+      Form of Underwriting Agreement.
 3.1+      Amended and Restated Certificate of Incorporation of
           Caliper, filed May 19, 1998.
 3.2+      Amendment to Certificate of Incorporation.
 3.2.1+    Form of Certificate of Amendment effecting the reverse stock split.
 3.3+      Form of Certificate of Incorporation of Caliper to be filed immediately following the closing of the offering.
 3.4+      Bylaws of Caliper.
 4.1+      Reference is made to Exhibits 3.1 through 3.4.
 4.2+      Specimen Stock Certificate.
 5.1++     Opinion of Cooley Godward LLP.
10.1+      Lease Agreement, dated December 1, 1998, between Caliper and
           605 East Fairchild Associates, L.P.
10.2+      1996 Equity Incentive Plan.
10.3+      1999 Equity Incentive Plan.
10.4+      1999 Employee Stock Purchase Plan.
10.5+      1999 Non-Employee Directors' Stock Option Plan.
10.6+      Employment Agreement, dated January 18, 1999, between
           Caliper and Daniel L. Kisner, M.D.
10.7+      Promissory Note, dated July 29, 1999, between Caliper and
           Daniel L. Kisner, M.D.
10.8+      Amended and Restated Investor Rights Agreement, dated May 7,
           1998, among Caliper and certain stockholders of Caliper.
10.9+      Form of Indemnification Agreement entered into between
           Caliper and its directors and executive officers.
10.10++**  Collaboration Agreement, dated May 2, 1998, between Caliper and Hewlett-Packard Company.
10.11++**  Termination, Transition and Technology Access Program
           Agreement, dated November 24, 1998, between Caliper and
           Hoffmann-La Roche Inc.
10.12++**  Technology Access Agreement, dated December 21, 1998, between Caliper and Amgen, Inc.
10.13++**  Technology Access Agreement, dated August 12, 1999, between
           Caliper and Eli Lilly and Company.
10.14++**  Screening Collaboration Agreement, dated December 16, 1998, between Caliper and Neurocrine Biosciences, Inc.
10.15++**  Sole Commercial Patent License Agreement, effective
           September 1, 1995, between Lockheed Martin Energy Research
           Corporation and Caliper, as amended (domestic).
10.16++**  Sole Commercial Patent License Agreement, effective
           September 1, 1995, between Lockheed Martin Energy Research
           Corporation and Caliper, as amended (international).
10.17+     Consulting Agreement, dated April 30, 1997, between Caliper and Dr. David V. Milligan.
10.18+     Employment Agreement, dated September 23, 1999, between
           Caliper and James L. Knighton.
10.19+     Consulting Agreement, dated May 1, 1997, between Caliper and
           Regis McKenna.
10.20+     Promissory Note, dated March 25, 1997, between Caliper and
           Michael R. Knapp, Ph.D.
10.21+     Option Agreement, dated August 9, 1995, between Caliper and
           Michael R. Knapp, Ph.D.
10.22+     Amendment to Option Agreement, dated August 25, 1995,
           between Caliper, Michael R. Knapp, Ph.D., J. Michael Ramsey,
           Ph.D. and Avalon Medical Partners.

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.23+     The Corporate Plan for Retirement Select Plan Adoption
           Agreement and related Basic Plan Document.
23.1       Consent of Ernst & Young LLP, independent auditors.
23.2+      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
24.1+      Power of Attorney.
27.1+      Financial Data Schedule.


---------------
 + Previously filed.

** Confidential treatment has been requested for a portion of this exhibit.

++ Replaces previously filed exhibit.

(B) FINANCIAL STATEMENT SCHEDULES.

     All schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

     (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denomination and registered in the names required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Registrant has caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Santa Clara, State of California, on the 14th day of December 1999.


                                          CALIPER TECHNOLOGIES CORP.

                                          By: /s/ DANIEL L. KISNER, M.D.
                                            ------------------------------------
                                              Daniel L. Kisner, M.D.
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                    SIGNATURES                                  TITLE                      DATE
                    ----------                                  -----                      ----

/s/ DANIEL L. KISNER, M.D.                           President, Chief Executive      December 14, 1999
---------------------------------------------------    Officer and Director
Daniel L. Kisner, M.D.                                 (principal executive
                                                       officer)

/s/ JAMES L. KNIGHTON                                Chief Financial Officer         December 14, 1999
---------------------------------------------------    (principal financial and
James L. Knighton                                      accounting officer)

DAVID V. MILLIGAN, PH.D.*                            Chairman of the Board of        December 14, 1999
---------------------------------------------------    Directors
David V. Milligan, Ph.D.

ANTHONY B. EVNIN, PH.D.*                             Director                        December 14, 1999
---------------------------------------------------
Anthony B. Evnin, Ph.D.

CHARLES M. HARTMAN*                                  Director                        December 14, 1999
---------------------------------------------------
Charles M. Hartman

REGIS P. MCKENNA*                                    Director                        December 14, 1999
---------------------------------------------------
Regis P. McKenna

ROBERT T. NELSEN*                                    Director                        December 14, 1999
---------------------------------------------------
Robert T. Nelsen

MICHAEL STEINMETZ, PH.D.*                            Director                        December 14, 1999
---------------------------------------------------
Michael Steinmetz, Ph.D.

*By: /s/ DANIEL L. KISNER, M.D.
---------------------------------------------------
     Daniel L. Kisner, M.D.
     Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1+      Form of Underwriting Agreement.
 3.1+      Amended and Restated Certificate of Incorporation of
           Caliper, filed May 19, 1998.
 3.2+      Amendment to Certificate of Incorporation.
 3.2.1+    Form of Certificate of Amendment effecting the reverse stock split.
 3.3+      Form of Certificate of Incorporation of Caliper to be filed immediately following the closing of the offering.
 3.4+      Bylaws of Caliper.
 4.1+      Reference is made to Exhibits 3.1 through 3.4.
 4.2+      Specimen Stock Certificate.
 5.1++     Opinion of Cooley Godward LLP.
10.1+      Lease Agreement, dated December 1, 1998, between Caliper and
           605 East Fairchild Associates, L.P.
10.2+      1996 Equity Incentive Plan.
10.3+      1999 Equity Incentive Plan.
10.4+      1999 Employee Stock Purchase Plan.
10.5+      1999 Non-Employee Directors' Stock Option Plan.
10.6+      Employment Agreement, dated January 18, 1999, between
           Caliper and Daniel L. Kisner, M.D.
10.7+      Promissory Note, dated July 29, 1999, between Caliper and
           Daniel L. Kisner, M.D.
10.8+      Amended and Restated Investor Rights Agreement, dated May 7,
           1998, among Caliper and certain stockholders of Caliper.
10.9+      Form of Indemnification Agreement entered into between
           Caliper and its directors and executive officers.
10.10++**  Collaboration Agreement, dated May 2, 1998, between Caliper and Hewlett-Packard Company.
10.11++**  Termination, Transition and Technology Access Program
           Agreement, dated November 24, 1998, between Caliper and
           Hoffmann-La Roche Inc.
10.12++**  Technology Access Agreement, dated December 21, 1998, between Caliper and Amgen, Inc.
10.13++**  Technology Access Agreement, dated August 12, 1999, between
           Caliper and Eli Lilly and Company.
10.14++**  Screening Collaboration Agreement, dated December 16, 1998, between Caliper and Neurocrine Biosciences, Inc.
10.15++**  Sole Commercial Patent License Agreement, effective
           September 1, 1995, between Lockheed Martin Energy Research
           Corporation and Caliper, as amended (domestic).
10.16++**  Sole Commercial Patent License Agreement, effective
           September 1, 1995, between Lockheed Martin Energy Research
           Corporation and Caliper, as amended (international).
10.17+     Consulting Agreement, dated April 30, 1997, between Caliper and Dr. David V. Milligan.
10.18+     Employment Agreement, dated September 23, 1999, between
           Caliper and James L. Knighton.
10.19+     Consulting Agreement, dated May 1, 1997, between Caliper and
           Regis McKenna.
10.20+     Promissory Note, dated March 25, 1997, between Caliper and
           Michael R. Knapp, Ph.D.
10.21+     Option Agreement, dated August 9, 1995, between Caliper and
           Michael R. Knapp, Ph.D.
10.22+     Amendment to Option Agreement, dated August 25, 1995,
           between Caliper, Michael R. Knapp, Ph.D., J. Michael Ramsey,
           Ph.D. and Avalon Medical Partners.

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.23+     The Corporate Plan for Retirement Select Plan Adoption
           Agreement and related Basic Plan Document.
23.1       Consent of Ernst & Young LLP, independent auditors.
23.2+      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
24.1+      Power of Attorney.
27.1+      Financial Data Schedule.


---------------
 + Previously filed.

** Confidential treatment has been requested for a portion of this exhibit.

++ Replaces previously filed exhibit.